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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 21, 2004.

Commission File Number_______________________

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 DOMAN INDUSTRIES LIMITED
                                         ---------------------------------------
                                                      (Registrant)

Date May 21, 2004                        By       /s/ Philip G. Hosier
                                            ------------------------------------
                                                       (Signature) *
                                                     Philip G. Hosier
                                                  Vice President, Finance

_____________________
* Print the name and title under the signature of the signing officer.

                     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                     THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                            DOMAN INDUSTRIES LIMITED

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

        Doman Industries Limited ("Doman" or the "Company")
        3rd Floor, 435 Trunk Road
        Duncan, British Columbia
        V9L 2P9

ITEM 2. DATE OF MATERIAL CHANGE

        May 11, 2004

ITEM 3. NEWS RELEASE

        The news release was disseminated in Vancouver via Canada Newswire on May 11, 2004.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        Doman announced today that the Supreme Court of British Columbia issued an order in connection with proceedings under the Companies Creditors' Arrangement Act ("CCAA") approving the sale of the Port Alice Mill to Port Alice Specialty Cellulose Inc., an affiliate of LaPointe Partners, Inc.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        Doman announced today that the Supreme Court of British Columbia issued an order in connection with proceedings under the CCAA approving the sale of the Port Alice Mill to Port Alice Specialty Cellulose Inc., an affiliate of LaPointe Partners, Inc.

        Under the purchase and sale agreement, the purchaser acquires substantially all of the Port Alice Mill assets including adjusted working capital valued at $2.73 million in consideration for one dollar and the assumption of outstanding obligations relating to the Mill, including employee and pension liabilities. All of the existing Port Alice employees will be offered employment by the purchaser as a condition of the transaction. The sale closed today.

        A copy of the purchase and sale agreement may be obtained by accessing the Company's website at <www.Domans.com> and at <www.sedar.com> under the Company name.

        This document contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual statutory report.

ITEM 6. RELIANCE ON 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable.

ITEM 7. OMITTED INFORMATION

        Not applicable.

ITEM 8. EXECUTIVE OFFICER

        The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

        Philip G. Hosier,
        Vice President, Finance
        (604) 665-6200

ITEM 9. DATE OF REPORT

        May 20, 2004.

                                     DOMAN INDUSTRIES LIMITED

                                     By: "P.G. HOSIER"
                                         ---------------------------------------
                                         Name: Philip G. Hosier
                                         Title: Vice President, Finance

                         AGREEMENT OF PURCHASE AND SALE

This Agreement is made as of the 9th day of May 2004,

BETWEEN:

                  PORT ALICE SPECIALTY CELLULOSE INC., a company incorporated under the Business Corporations Act (British Columbia)

                  (the "PURCHASER")

                                             and

                  WESTERN PULP LIMITED PARTNERSHIP, a limited partnership formed pursuant to the laws of the Province of British Columbia and having an office in the City of Vancouver, British Columbia, by its general partner WESTERN PULP INC., a company continued under the Canada Business Corporations Act and having an office in the City of Vancouver, British Columbia

                  (the "VENDOR")

RECITALS

A. Pursuant to an order of the Honourable Mr. Justice Tysoe of the Supreme Court of British Columbia dated 7 November 2002, as subsequently amended and extended, the Vendor (and other related corporations) was granted protection under the Companies' Creditors Arrangement Act (Canada).

B. The Vendor wishes to sell the Assets (as hereinafter defined) to the Purchaser, and the Purchaser wishes to purchase the Assets from the Vendor, on the terms set out in this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows.

                           ARTICLE 1 - INTERPRETATION

1.1 DEFINITIONS. Whenever used in this Agreement, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

(a) "ACCOUNTS RECEIVABLE" means all accounts receivable due to the Vendor relating to or arising from the sale by the Port Alice Business of its products in the ordinary course of business which are outstanding as of the Closing Date, and all other debts due to the Vendor relating to or arising from the Port Alice Business which are outstanding as of the Closing Date;

(b)      "ADJUSTED WORKING CAPITAL" means, as at any date:

         (i) the current assets of the Port Alice Business (including Accounts Receivable, Inventories, Prepaids and other current assets of the Port Alice Business), all valued in accordance with section 2.2, less

         (ii) the sum of: (A) current liabilities of the Port Alice Business (including accounts payable, expense accruals and other current liabilities), and (B) accrued vacation pay and accrued hourly retiree benefits;

         as at that date;

(c) "AFFILIATE" of any person means, at the time such determination is being made, any other Person that controls, is controlled by, or is under common control with such first person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of the Person, whether through ownership or voting securities or otherwise;

(d)      "AGREEMENT" means this Agreement of Purchase and Sale;

(e) "APPOINTMENT ORDER" means the order of the Court granting protection to the Vendor (and other related corporations) under the Companies' Creditors Arrangement Act (Canada) as granted by the Honourable Justice Tysoe issued on 7 November 2002, as amended and extended;

(f)      "APPROVAL AND VESTING ORDER" has the meaning set out in Section 6.3;

(g) "ASSETS" means the Accounts Receivable, Books and Records, Contracts, Fixed Assets, Goodwill, Intellectual Property, Inventory, Licenses and Permits, Prepaids, Supplies and Stores, Real Estate, any other assets located at the Port Alice Mill used primarily or exclusively in the operation of the Port Alice Business or the Port Alice Mill, and any other assets used exclusively in the operation of the Port Alice Business or the Port Alice Mill, except that "Assets" shall not include the Excluded Assets;

(h) "ASSUMED EMPLOYEE LIABILITIES" means all obligations and liabilities in respect of the Employees on and after the Closing Date, including without limitation, the following (i) any and all severance obligations arising under statute, contract or at common law, (ii) those obligations listed on attached SCHEDULE A for pension benefits, (iii) those obligations arising from the provisions and operation of the Collective Bargaining Agreement, and (v) all obligations in respect of accrued vacation pay, except that the "Assumed Employee Liabilities" shall not include any portion of the Employee Payroll accrued up to the opening of business on the Closing Date;

(i)      "ASSUMED OBLIGATIONS" means:

         (i)      Financial Obligations;

         (ii) the executory obligations of the Vendor or the Port Alice Business as of the Closing Date under the Contracts;

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                                      - 3 -

         (iii) the Environmental Liabilities relating to the Assets or the Port Alice Business;

         (iv) Assumed Employee Liabilities to the extent not included in Financial Obligations; and

         (v) any other obligations expressly assumed by the Purchaser hereunder;

(j) "BOOKS AND RECORDS" means all of the books, records, and documents in the possession of the Vendor or located at the Port Alice Mill relating primarily or exclusively to the Port Alice Business or the operation of the Port Alice Mill, including financial, business, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections, and all other documents, surveys, plans, files, records, correspondence and other data and information, financial or otherwise, including all data and information stored on computer-related or other electronic media and employee records for any Employee employed by the Vendor prior to the Closing Date and who accepts employment with the Purchaser (provided that the Vendor shall be entitled to retain copies of those employee records);

(k) "BUSINESS DAY" means a day on which banks are open for business in the City of Vancouver, B.C., Canada but does not include a Saturday, Sunday or statutory holiday in the Province of British Columbia;

(l) "CLOSING" means the completion of the sale to and purchase by the Purchaser of the Assets and the assumption by Purchaser of the Assumed Obligations under this Agreement;

(m) "CLOSING DATE" means May 11, 2004, or such earlier date as agreed to by the parties;

(n) "CLOSING TIME" means 10:00 a.m., Pacific Standard Time, on the Closing Date or such other time on such date as the parties may agree in writing as the time at which the Closing shall take place;

(o) "COLLECTIVE BARGAINING AGREEMENT" means the collective agreement dated 1997 - 2003 between the Vendor and Communications, Energy and Paperworkers Union of Canada - CEP Local 514 and the Memorandum of Agreement between such parties dated August 26, 1998 and the Agreement in Principle signed November 13, 2003, true, correct and complete copies of which the Vendor has delivered to the Purchaser;

(p) "CONTAMINATION" is as defined in Part 4 of the Waste Management Act (British Columbia);

(q) "CONTRACTS" means the Collective Bargaining Agreement and those other agreements, indentures, contracts, leases, deeds of trust, licenses, options, governmental or other permits, instruments or other commitments which are set out on SCHEDULE B and true, correct and complete copies of which have been delivered to Purchaser by the Vendor;

(r)      "COURT" means the Supreme Court of British Columbia;

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                                      - 4 -

(s) "COURT APPROVAL" means the approval of this Agreement and the transactions contemplated hereby by the Court, including providing for
         (i) the vesting of all right, title and interest of the Vendor and any of the Petitioners in SCBC Action L023489 in and to the Assets in the Purchaser, as contemplated by this Agreement, free and clear of all liens, claims and Encumbrances, other than Permitted Encumbrances, and except for the 2004 Real Estate Taxes, and (ii) the assumption by the Purchaser of the Assumed Obligations;

(t) "EMPLOYEES" means all persons employed or retained by the Vendor in connection with the Port Alice Business, including Mr. Steve Hagan, Ms. Bente Bunting and Mr. Ormand Smith who are employed in the Port Alice Business pursuant to contracts of employment with Quatsino Navigation Company Limited, and also, including without limitation, those persons on long-term disability leave or other absence, all of which Employees are listed on attached SCHEDULE C, as the same may be supplemented as of Closing;

(u) "ENCUMBRANCES" means any pledge, lien, charge, security interest, lease, sub-lease, title retention agreement, mortgage, encumbrance, option or other adverse claim of any kind or character whatsoever;

(v) "ENVIRONMENT" means the air above the land, the water (including surfacewater and groundwater) in, on, adjoining and under the land and the land (including soil, sediments and lands submerged under water) as well as all animals, plants, fish and other species using or living in such areas;

(w) "ENVIRONMENTAL LAWS" means all statutes, laws, regulations, the common law and equity, orders, bylaws, standards, directions, policies, interpretations, rules, codes, orders, judgments, determinations, guidelines, permits or other requirements of any Government Authority, now or hereafter in force, relating in any way to the Environment, human health, occupational health and safety or transportation of dangerous goods, and including, without limitation, the Canadian Environmental Protection Act (Canada), the Fisheries Act (Canada), the Transportation of Dangerous Goods Act (Canada and British Columbia), the Waste Management Act (British Columbia), and all rules and regulations promulgated from time to time thereunder including the Contaminated Sites Regulation (British Columbia);

(x) "ENVIRONMENTAL LIABILITIES" means any and all liability, claim, demand, obligation, cause of action, remediation, cost recovery action, investigation, proceeding, order, violation, damage, loss, cost, expense, judgment, penalty, or fine asserted by any third party (including, without limitation, any private party or Government Authority), arising out of, relating to the Environment or Environmental Laws,. "Environmental Liabilities" includes, without limitation, any cost of removing or disposing of any Hazardous Materials, any cost relating to enforcement or remedial actions, and any other cost or expense whatsoever, related to Contamination;

(y)      "EXCLUDED ASSETS" means:

         (i) the Excluded Adjusted Working Capital as determined in accordance with section 2.2 and any letters of credit, security related thereto and any customer orders identified in SCHEDULE L;

         (ii) cash, bank balances, moneys in possession of banks and other depositories, term or time deposit and similar cash items of, owned or held by, or for the account of Vendor;

         (iii) marketable shares, notes, bonds, debentures or other securities, and all certificates or other evidence of ownership thereof, owned or held by or for the account of the Vendor;

         (iv) corporate, financial, taxation and other records of the Vendor not pertaining exclusively to the Port Alice Business, provided that the Vendor shall provide the Purchaser with reasonable access to any such records to the extent access is reasonably required by Purchaser for the preparation of tax returns or other governmental reporting:

         (v) any pending litigation, including without limitation the litigation against the Government of British Columbia with respect to fibre supply for Port Alice and the litigation against ETMA S.A;

         (vi) tax refunds and refunds in respect of reassessment for taxes pertaining to the Port Alice Business or Assets with respect to periods prior to the Closing Date, including refunds, claims, filings, assessments, reassessments with respect to the period prior to the Closing Time;

         (vii)    amounts owing from any Affiliate of the Vendor;

         (viii) any right to the use of the name "Western Pulp" or "WP" or any other trade mark or tradename belonging to the Vendor or its Affiliates which is not listed in SCHEDULE E;

         (ix) the right to receive insurance recovery under any insurance policy in existence on the Closing Date in respect of any claims with respect to any Excluded Assets;

         (x) the lands legally described as PID: 009-870-199, DL 189, Rupert District except that part in plan VIP64762, but excluding the electrical substation located thereon which shall form part of the "Assets";

         (xi) any and all interest of the Vendor, or its general partner, in the Barge Transportation Agreement between Sea span International Ltd. and Western Pulp Inc. made as of January 1, 1995 and Agreement of Affreightment among Western Pulp Limited Partnership, Saga Forest Carriers (Intl.) A/S and Saga Forest Carriers Intl. A/S made as of November 23, 2001;

         (xii) any office furniture, computers and other office related assets located at the Vendor's Vancouver office; and

         (xiii)   the receivable owing to the Vendor by ETMA S.A.

(z) "EXCLUDED LIABILITIES" means all obligations and liabilities of the Vendor, other than the Assumed Obligations;

(aa) "FINANCIAL OBLIGATIONS" the following obligations of the Port Alice Business to the extent the same would be reflected on the balance sheet of the Port Alice Business as of the Closing Date in accordance with GAAP if one were prepared:

         (i) the trade accounts payable of the Port Alice Business outstanding as at the Closing Time;

         (ii) accrued expenses of the Port Alice Business outstanding as at the Closing Time, except for accrued income or other taxes (other than the 2004 Real Estate Taxes);

         (iii) those reserves of the Port Alice Business outstanding as at the Closing Time which are classified as liabilities under GAAP

         (iv) with respect to the Real Estate, property taxes, local improvement charges, and utilities, including the 2004 Real Estate Taxes; and

         (v) all other balance sheet obligations of the Port Alice Business, including without limitation, the Assumed Employee Liabilities, but excluding all Payroll accrued up to the opening of business on the Closing Date (which Payroll the Vendor will pay as of Closing as provided elsewhere in this Agreement);

(bb) "FIXED ASSETS" means all machinery, equipment, furniture, furnishings, fixtures, stores, vehicles, pulp handling equipment, implements, parts, tools, and other fixed assets owned or used by Vendor or its Affiliates exclusively in the operation of the Port Alice Business at the Port Alice Mill, including without limitation, those fixed assets listed on attached SCHEDULE D;

(cc) "GAAP" means, at any time, accounting principles generally accepted in Canada, including those set out in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time, applied on a consistent basis;

(dd) "GOODWILL" means the goodwill of the Port Alice Business and information and documents relating thereto, including lists of customers and suppliers, credit information, research materials, research and development files;

(ee) "GOVERNMENT AUTHORITY" means a federal, provincial, regional, municipal or local government or subdivision thereof including an entity or person exercising executive, legislative, regulatory or administrative functions of, or pertaining to, any such government or subdivision, and a board or tribunal;

(ff) "HAZARDOUS MATERIALS" means any hazardous product, contaminant, toxic or corrosive substance, deleterious substance, special waste, dangerous good or reportable substance that is identified or described in or defined by Environmental Laws and any other substance the storage, manufacture, disposal, treatment, generation, use, transportation, remediation, release into or concentration in the Environment of which is prohibited, controlled, regulated or licensed by any Government Authority or under Environmental Laws;

(gg) "INTELLECTUAL PROPERTY" means any right, title, or interest of the Vendor in and to intellectual property used exclusively in the Port Alice Business, including, without limitation, issued patents, inventions, pending application for patents, trademarks, trade names, brand names, business names, copyright, copyright registrations, and applications, industrial designs, and design patents or similar rights, including without limitation, those items listed on attached SCHEDULE E;

(hh) "INVENTORY" means all of the inventories of the Port Alice Business of raw materials (including logs and wood chips), work in progress, and finished goods on hand as of the Closing Date which are located at the Port Alice Mill, or the Vancouver, BC, warehouse where it stores pulp;

(ii) "LAWS" means any statute, law, ordinance, rule or regulation, or any judgment, order or decree, applicable to Vendor, the Port Alice Business, or the Assets;

(jj) "LOG SUPPLY AGREEMENT" means an agreement in the form attached hereto as EXHIBIT 4, pursuant to which Vendor will supply certain pulp logs to the Purchaser for a period of three months after the Closing;

(kk) "LICENSES AND PERMITS" means the licenses and permits listed on attached SCHEDULE F;

(ll) "PAYROLL" means those monies paid or payable to Employees in respect of work or pursuant to the provisions of a contract or agreement, including, but not limited to, the Collective Bargaining Agreement and any agreement in respect of severance, and including money required to be paid for an employee's benefit to a fund, insurer or other person or to a Government Authority in respect of statutory withholdings, but does not include accrued and accruing vacation pay;

(mm) "PERMITTED ENCUMBRANCES" means the legal notations, charges, Encumbrances, reservations and exceptions set out in SCHEDULE G and the following:

         (i) easements for the supply of public utility services or other minor title defects or irregularities;

         (ii) the exceptions and reservations contained in the original Crown Grant or contained in any other grant or disposition from the Crown and statutory exceptions and reservations to title set forth in the British Columbia Land Title Act and Land Act; and

         (iii) those expressly contained or provided for in the Contracts and the Licenses and Permits assumed by Purchaser hereunder;

         (iv) a claim of right, title or jurisdiction which may be made or established by any aboriginal peoples by virtue of their status as aboriginal peoples to or over any lands, waters or products harvested therefrom;

         (v) liens for taxes, assessments, rates, duties, charges or levies not at the time due, which relate to obligations or liabilities assumed by the Purchaser; and

         (vi) the interests of the lessor or conditional sale vendor in respect of any Asset which is leased or purchased conditionally by the Vendor;

(nn) "PERSON" means any individual, sole proprietorship, partnership, an incorporated association, an incorporated syndicate, an incorporated organization, trust, body, corporate, governmental authority;

(oo) "PORT ALICE BUSINESS" means the pulp manufacturing business carried on by the Vendor at the Port Alice Mill and the marketing and sale of the pulp so produced by the Vendor's pulp marketing department in Vancouver, British Columbia or by the Port Alice Mill directly;

(pp) "PORT ALICE MILL" means the pulp production facility located at Port Alice, British Columbia, Canada, which is situated on the Real Estate;

(qq) "PREPAIDS" means all cash prepaid expenses of the Port Alice Business which relate to the Assets and which cannot be refunded to the Vendor at or before the Closing (including, without limitation, prepaids for property taxes and waste management);

(rr)     "PURCHASE PRICE" means $1.00;

(ss) "REAL ESTATE" means the parcels of land on which the Port Alice Mill is situated and all buildings and other improvements thereon, the legal descriptions of which parcels are set forth in detail on attached SCHEDULE H;

(tt) "SUPPLIES AND STORES" means all supplies (including fuel oil and chemicals) and stores (including all maintenance and repair supplies and spares of the Port Alice Business) on hand as of the Closing Date which are located at the Port Alice Mill;

(uu) "TRANSITION SERVICES AGREEMENT" means an agreement in the form attached hereto as EXHIBIT 1, pursuant to which Vendor will provide certain consulting and other services to Purchaser for a short period after the Closing;

(vv) "2004 REAL ESTATE TAXES" means the calendar year 2004 real property taxes on the Real Estate;

(ww) "TRANSACTION" means the transactions contemplated by this Agreement, including the sale of the Assets to the Purchaser and assumption by the Purchaser of the Assumed Obligations; and

(xx)     "VENDOR" shall have the meaning first set forth above.

1.2 INTERPRETATION NOT AFFECTED BY HEADINGS, ETC. The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to a "section" followed by a number and/or a letter refer to the specified section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular section hereof.

1.3 EXTENDED MEANINGS. Words importing the singular include the plural and vice versa, words importing gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations, corporations and governmental authorities. Whenever used in this Agreement, the words "INCLUDES" and "INCLUDING" and similar terms of inclusion shall not, unless expressly modified by the words "ONLY" or "SOLELY", be construed as terms of limitation, but rather shall mean "INCLUDES BUT IS NOT LIMITED TO" and "INCLUDING BUT NOT LIMITED TO", so that references to included items or matters shall be regarded as illustrative without being either characterizing or exhaustive.

1.4 SCHEDULES AND EXHIBITS. The following Schedules and Exhibits are incorporated in and form part of this Agreement:

                         SCHEDULES                                                   EXHIBITS
                         ---------                                                   --------
A        Pension and Other Plans                             1        Form of Transition Services Agreement
B        List of Contracts and Agreements                    2        Form of Approval and Vesting Order
C        List of Employees                                   3        Form of Bill of Sale
D        List of Fixed Assets                                4        Form of Log Supply Agreement
E        Schedule of Intellectual Property
F        Schedule of Licenses and Permits
G        Permitted Encumbrances
H        Description of the Real Estate
I        Reserved
J        Copy of the Appointment Order
K        Arbitration Provisions
L        Estimated Adjusted Working Capital Statement

                          ARTICLE 2 - SALE AND PURCHASE

2.1 SALE AND PURCHASE OF ASSETS. Subject to the provisions and conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendor, effective as of the Closing Time, all the Vendor's right, title and interest in and to the Assets. For greater certainty, the Vendor and the Purchaser hereby acknowledge and agree that the Vendor is not selling to Purchaser and the Purchaser is not buying from the Vendor the Excluded Assets.

2.2 ADJUSTED WORKING CAPITAL.

(a) The parties agree that the Assets to be acquired by the Purchaser shall include Adjusted Working Capital having a value (as determined in accordance with GAAP and the provisions of section 2.2(d) below) of approximately $2.73 million, determined by adding $500,000 to the amount of Adjusted Working Capital as at March 31, 2004, being approximately $2.23 million. The Vendor shall estimate the Adjusted Working Capital as at the Closing Date and to the extent it exceeds $2.73 million, there shall be excluded from the Assets to be sold to the Purchaser under this Agreement an amount of Accounts Receivable (excluding Spent Sulphite Liquor receivables) and finished pulp Inventories equal to such excess (the "EXCLUDED ADJUSTED WORKING CAPITAL"), with the exclusion first to be from Accounts Receivable (excluding Spent Sulphite Liquor receivables) and the balance from finished pulp Inventories.

(b) Based on the Vendor's estimate of Adjusted Working Capital as at the Closing Date of $6.15 million as set out in the Adjusted Working Capital Statement (the "ESTIMATED ADJUSTED WORKING CAPITAL STATEMENT"), a copy of which is attached as SCHEDULE L, the parties agree that the estimated Excluded Adjusted Working Capital is $3.42 million ($6.15 million less $2.73 million). Accordingly, the parties agree to exclude from the Assets to be sold all Accounts Receivable (excluding Spent Sulphite Liquor receivables), having an estimated value of $2,750,000 (and which value shall be adjusted for upon final determination of the Final Adjusted Working Capital), and 1,000 tonnes of finished pulp (together with the customer order specified in SCHEDULE L), having an agreed value of $730,000, and title to such Excluded Adjusted Working Capital shall be retained by the Vendor. It is acknowledged that the estimated value of the Excluded Adjusted Working Capital assets retained by the Vendor exceeds the estimated Excluded Adjusted Working Capital. Upon determination of the Final Adjusted Working Capital such amounts will be adjusted in accordance with section 2.2(g). Each of the parties acknowledge that the finished pulp to be retained by the Vendor is stored in a warehouse in Vancouver, British Columbia, together with the finished pulp Inventories to be transferred to the Purchaser and agree that, upon Closing, such finished pulp shall be segregated.

(c) On the Closing Date, representatives of the Vendor and the Purchaser shall conduct a physical inventory count of the Inventories. Further, the Vendor and the Purchaser will cause the Employees to complete the input of payroll, accounting and other data to close the accounting books of the Port Alice Business as at the Closing Date so as to allow the Vendor to prepare the Final Adjusted Working Capital Statement. As soon as reasonably practicable after the Closing Date and completion of the closing of the Port Alice accounting books as at the Closing Date (but no later than 7 days thereafter), the Vendor shall adjust the Estimated Adjusted Working Capital Statement to reflect, in detail, the results of the physical inventory count performed and accounting books as of the Closing Date. The Estimated Adjusted Working Capital Statement as so adjusted shall be issued by the Vendor as the "FINAL ADJUSTED WORKING CAPITAL STATEMENT".

(d) The Final Adjusted Working Capital Statement shall value: (i) any finished pulp that is subject to a customer order on the basis of the gross sales price of such pulp as reflected in the current customer purchase orders for such pulp minus shipping, insurance and other delivery-related costs; (ii) any finished pulp that is not subject to a customer order, on the basis of the lower of cost or market, as determined in accordance with GAAP, and

         (iii) any other items of the Adjusted Working Capital in accordance with industry standards and GAAP. To the extent that the value of any item of Adjusted Working Capital is denominated in United States currency, such amount shall be, for valuation purposes, converted into Canadian currency at a rate of 1.3721.

(e) The Vendor shall deliver to the Purchaser the Final Adjusted Working Capital Statement promptly upon its completion. The Purchaser may review the Final Adjusted Working Capital Statement and may make inquiry of the Vendor and its representatives, and the Vendor will make available to the Purchaser and its representatives, as reasonably requested by the Purchaser, all books and records relating to the Final Adjusted Working Capital Statement deemed necessary by the Purchaser in connection with its review thereof. The Final Adjusted Working Capital Statement shall be binding and conclusive upon, and deemed accepted by, the Vendor and the Purchaser unless the Vendor shall have been notified by the Purchaser in writing of any objections thereto consistent with the provisions of this section 2.2 within 7 days after receipt thereof. The written notice under this section 2.2(e) shall specify, in reasonable detail, each item on the Final Adjusted Working Capital Statement that is in dispute and a summary of the reasons for such dispute.

(f) Any dispute relating to the Final Adjusted Working Capital Statement that cannot be resolved by the Purchaser and the Vendor within 7 days after receipt by the Vendor of the notice referred to in 2.2(e) may be referred for decision by either the Purchaser or the Vendor to the Vancouver office of PricewaterhouseCoopers (the "INDEPENDENT ACCOUNTANTS"). If PricewaterhouseCoopers declines to accept its appointment as Independent Accountants and the Purchaser and the Vendor are unable to agree on the selection of another independent nationally recognized accounting firm to act as Independent Accountants, then either the Purchaser or the Vendor may request the British Columbia Commercial Arbitration Centre to appoint such a firm, and such appointment shall be conclusive and binding on both of the parties. Promptly, but no later than 30 days after its acceptance of its appointment as Independent Accountants, the Independent Accountants shall determine, based solely on presentations by the Purchaser and the Vendor, and not by independent review, those items in dispute on the Final Adjusted Working Capital Statement and shall render a written report as to the resolution of each dispute and the resulting calculation of the Final Adjusted Working Capital Statement. In resolving any disputed item, the Independent Accountants may not assign a value to such item greater than the greatest value for such item claimed by the Purchaser, on the one hand, or the Vendor, on the other hand, or less than the smallest value for such item claimed by the Purchaser, on the one hand, or the Vendor, on the other hand. The determination of the Independent Accountants shall be conclusive and binding on both parties and shall be enforceable in a court of law. The fees of the Independent Accountants shall be borne 50% by the Vendor and 50% by the Purchaser.

(g) The Final Adjusted Working Capital Statement shall become final and binding upon the parties upon the earlier of (i) the failure by the Purchaser and the Vendor to object thereto within the period permitted under section 2.2(e); (ii) the agreement between the Purchaser and the Vendor with respect thereto; and (iii) the decision by the Independent Accountants with respect to disputes under section 2.2(f). Payments of any adjustments in accordance with the Final Adjusted Working Capital Statement as adjusted pursuant to the agreement of the parties or the decision of the Independent Accountants shall be made to the party entitled thereto by the other party within thirty (30) days of such agreement or decision. In other words: (i) if the Final Adjusted Working Capital as finally determined is less than $2.73 million, the Vendor shall pay to Purchaser an amount equal to the amount by which the Final Adjusted Working Capital is less than $2.73 million, and (ii) if the Final Adjusted Working Capital as finally determined exceeds $2.73 million, the Purchaser shall pay to the Vendor an amount equal to such excess. Any amounts not paid under this subparagraph when due shall accrue interest from the date due to the date paid at the rate of 12% per annum and a party may set off amounts payable hereunder against the amounts payable by that party to the other party.

2.3 ASSIGNMENT(S) OF CONTRACTS AND LICENSES AND PERMITS REQUIRING CONSENT. This Agreement and any document delivered under this Agreement shall not constitute an assignment or an attempted assignment of any Contract or License and Permit contemplated to be assigned to the Purchaser under this Agreement which is not assignable without the consent of a third party if such consent has not been obtained and such assignment or attempted assignment will constitute a breach of such Contract or License and Permit. To the extent any required consent has not been obtained by the Closing Time, the Purchaser shall use reasonable commercial efforts to obtain such consent as soon as possible after the Closing and the Vendor shall co-operate with such and will take such reasonable steps as necessary for Purchaser to realize to the extent practicable the benefits of the Contracts or License and Permit pending receipt of such consents. The Purchaser shall be responsible for the payment of any fees payable to any third parties to any of the Contract or License and Permit with respect to any necessary assignment. The failure to obtain any of such consents or approvals or the failure to assign any such Contracts or Permits as a result of not obtaining such consents or approvals shall not relieve the Purchaser from its obligation to complete the purchase and sale of the Assets hereunder.

2.4 "AS IS, WHERE IS".

(a) The Purchaser acknowledges that the Vendor is selling the Assets on a strictly "as is, where is" basis as they shall exist at the Closing Time, and that Purchaser's consummation of the Transaction constitutes Purchaser's acknowledgement that it has satisfied itself with regard to all matters relating to the physical condition of the Assets. The Purchaser further acknowledges that it has entered into this Agreement on the basis that the Vendor does not guarantee title to the Assets, but under the condition that the parties will obtain the Approval and Vesting Order with respect to the sale of the Assets and the consummation of the Transaction. No representation, warranty or condition is expressed or implied as to title, Encumbrances, Environmental Liabilities, description, fitness for purpose, merchantability, assignability, condition, quantity or quality or in respect of any other matter or thing whatsoever concerning the Assets or the right of the Vendor to sell same. Without limiting the generality of the foregoing, any and all conditions, warranties or representations expressed or implied pursuant to any applicable statute, including without limitation, the Sale of Goods Act (British Columbia) or other similar legislation, do not apply hereto and are hereby waived by the Purchaser. The description of the Assets set out herein is for the purpose of identification only and no representation, warranty or condition has or will be given by the Vendor concerning completeness or the accuracy of such descriptions; provided however, that it is intended that Vendor conveys all of the assets and properties used by the Vendor in the operation of the Port Alice Business or the Port Alice Mill as such assets and properties exist on the date of Closing except as otherwise provided herein. The Purchaser acknowledges and agrees that the Vendor has no obligation to supply fibre to the Purchaser except to the extent contemplated by Log Supply Agreement.

(b) The Purchaser acknowledges that the Assets have been used for various industrial purposes and that such use will be expected to have resulted in Environmental Liabilities including, without limitation, the presence of Contamination and/or Hazardous Materials at, on or under the Real Estate or such Contamination and/or Hazardous Materials potentially affecting neighbouring properties, waterbodies or other areas. The Purchaser waives any requirements for the Vendor to obtain or provide site profiles pursuant to Part 4 of the Waste Management Act (British Columbia) with regard to the transfers contemplated by the Agreement. The Purchaser agrees to be solely responsible for all Environmental Liabilities. The Vendor and Purchaser acknowledge and confirm that the provisions of this Agreement constitutes a private agreement between them respecting liability for contamination and remediation thereof as contemplated by section 27.1(4) of the Waste Management Act (British Columbia) and/or Environmental Laws.

2.5 ASSUMED OBLIGATIONS. The Purchaser shall assume as of Closing all obligations relating to the Assumed Obligations and shall, in a timely manner, fulfill and perform all of such obligations. The Purchaser hereby agrees to indemnify and save the Vendor and its directors, officers, employees and agents harmless from and against any claims, demands, actions, causes of action, damages, losses, deficiencies, costs, liabilities and expenses that may be made or brought against any of such indemnified parties or which any of such indemnified parties may suffer or incur, directly or indirectly, as a result of, in respect of or arising out of any non-performance or non-fulfillment by the Purchaser of the covenant set out above in this Section 2.5. The covenants and agreements made by Purchaser in this Section 2.5 shall survive Closing and shall not be subject to any limitation.

2.6 EXCLUDED OBLIGATIONS. The Purchaser does not assume, and shall not be obligated in any manner with respect to, any liabilities or obligations of the Vendor, or their Affiliates, or of the Port Alice Business, except the Assumed Obligations.

2.7 PAYMENT OF THE PURCHASE PRICE. The Purchaser shall pay the Purchase Price to the Vendor at Closing.

2.8 ALLOCATION OF PURCHASE PRICE. Each party shall be free to determine the manner in which for tax purposes it wishes to account for this transaction. Upon request of the other party, a party shall advise the requesting party of the manner in which it so intends to account for this transaction for tax purposes.

2.9 EXCISE TAX ELECTION. At the Closing, Vendor and the Purchaser shall jointly make the election contemplated under section 167 of the Excise Tax Act (Canada) in prescribed form, which the Purchaser shall file with the return of the Purchaser's reporting period in which the Closing occurs.

2.10 TAXES. Purchaser shall pay directly to the appropriate taxation authorities all applicable federal and provincial taxes payable in connection with the purchase and sale of the Assets.

Where applicable, the Purchaser will furnish the Vendor with appropriate exemption certificates. Purchaser agrees to indemnify and save the Vendor harmless from and against all claims and demands for payment of the above-mentioned taxes including penalties and interest thereon and any liability or costs incurred as a result of any liability, claim, assessment or reassessment made against the Vendor on the basis that the Vendor failed to collect from the Purchaser and remit the above-mentioned taxes when due.

                   ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.1 PURCHASER'S REPRESENTATIONS. The Purchaser represents and warrants to the Vendor that:

(a) the Purchaser is a corporation duly incorporated, organized and subsisting under the laws of British Columbia;

(b) the Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder and the execution and delivery of this Agreement and the consummation of the transactions contemplated have been duly authorized by all necessary corporate action on the part of the Purchaser;

(c) the Purchaser is not a party to, bound or affected by or subject to any indenture, agreement, instrument, charter or by-law provision, order, judgment or decree that would be violated, contravened or breached by the execution and delivery by it of this Agreement, completion of the Transaction or the performance by it of its obligations hereunder;

(d) this Agreement and all other documents contemplated hereunder to which the Purchaser is or will be a party have been or will be, as at the Closing Time, duly and validly executed and delivered by the Purchaser and constitute or will, as at the Closing Time, constitute legal, valid and binding obligations of the Purchaser, as the case may be, enforceable in accordance with the terms hereof or thereof;

(e) the Purchaser is a registrant for purposes of the Excise Tax Act (Canada), and the Purchaser's registration number is 863976346RT0001.

3.2 VENDOR'S SURVIVING REPRESENTATIONS. The Vendor represents and warrants to the Purchaser as follows:

(a) the Vendor is an entity duly organized and subsisting under the laws of its jurisdiction of organization;

(b) subject to the granting of the Approval and Vesting Order, the Vendor has the right to enter into this Agreement, to complete the Transaction and to perform its obligations hereunder; the execution and delivery of this Agreement and the consummation of the Transaction have been duly authorized by all necessary corporate or partnership action on the part of the Vendor; and the Vendor has all necessary corporate or partnership power, authority and capacity to enter into this Agreement;

(c) attached hereto as SCHEDULE J is a true and complete copy of the Appointment Order, and all amendments thereto, which Appointment Order, as amended, remains in full force and effect;

(d) subject to the granting of the Approval and Vesting Order, this Agreement and all other documents and agreements contemplated hereunder to which the Vendor is or will be a party have been or will be, as at the Closing Time, duly and validly executed and delivered by the Vendor and constitute or will, as at the Closing Time, constitute legal, valid and binding obligations of the Vendor, enforceable in accordance with the terms hereof or thereof; and

(e) since April, 2004, the date Purchaser completed its primary due diligence activities at the Port Alice Mill, no material deterioration has occurred in the physical condition of the Assets, Vendor has not sold, transferred, leased or otherwise disposed of or agreed to sell, transfer lease or otherwise dispose of any assets or properties of the Vendor used in the operation of the Port Alice Mill or the Port Alice Business (other than sales of inventory made in the normal and ordinary course of business), no material adverse change has occurred in the Port Alice Business (other than those notices of termination given to the Employees and others as disclosed by Vendor to Purchaser and other than the scheduled shutdown of the Port Alice Mill) and Vendor has operated the Port Alice Business in the normal and ordinary course (other than as may result from the aforementioned notices of termination and shutdown). The warranties and representations set forth in this subparagraph (e) shall terminate as of Closing, and Purchaser's only remedy as a result of any breach thereof is to terminate this Agreement on or prior to Closing as may be permitted by the terms and conditions set forth below.

(f) the Vendor is a registrant for purposes of the Excise Tax Act (Canada) and its registration number is 121741805RT001.

         ARTICLE 4 - EMPLOYEES OF THE VENDOR IN THE PORT ALICE BUSINESS

4.1 CURRENT PAYROLL OBLIGATIONS; OFFERS OF EMPLOYMENT.

(a) On the Closing Date, the Vendor will pay all Payroll accrued up to the opening of business on the Closing Date.

(b) On the Closing Date, the Purchaser shall offer to employ on and after the Closing Date all of the Employees. The Purchaser understands and agrees that by offering employment to all of the Employees, any and all Assumed Employee Liabilities will be the sole responsibility of the Purchaser and the Vendor shall have no ongoing responsibility for such Assumed Employee Liabilities from and after the Closing Date.

(c) In the case of those Employees whose employment is not governed by the terms and conditions of the Collective Bargaining Agreement, the offer of employment by the Purchaser shall be at the same salary and position and otherwise on substantially the same terms and conditions (including without limitation, benefits under benefit plans) on which the Employee was employed by the Vendor or its Affiliates prior to the Closing Date. For greater certainty, the Purchaser shall recognize for all purposes all seniority or length of service rights or benefits previously enjoyed by each such Employee as an employee of the Vendor or any of its Affiliates or predecessor companies. The Purchaser shall waive, or cause to be waived, any waiting period, pre-existing condition or other restriction under any of the Purchaser's pension or other employment benefit plans that would prevent full participation of any Employee under any such plan effective as of the Closing Date.

(d) Except for short term disability benefits for salaried employees as described below, the Vendor's employment benefit plans shall remain responsible for claims or costs incurred prior to the Closing Time, and the Purchaser's employment benefit plans shall be responsible for claims or costs incurred on or after the Closing Time, in respect of Employees who are not covered by the Collective Agreement and who accept Purchaser's offer of employment. For greater certainty, the date on which a benefit claim or cost is incurred shall be: (i) in the case of a death claim, the date of death; (ii) in the case of extended health care benefits, including, without limitation, dental and medical treatments, the date of treatment; (iii) in the case of a long-term disability claim, the date that the injury or, if not an injury occurs, the date of the diagnosis, rendering the employee eligible for long-term disability benefits occurs is made and (iv) in the case of a claim for drug benefits, the date the prescription is filled.

(e) Responsibility for short term disability benefits for Employees whose employment is not governed by the terms and conditions of the Collective Bargaining Agreement, who accept employment with the Purchaser shall be the responsibility of the Vendor to the Closing Time and the responsibility of the Purchaser after the Closing Time.

(f) Any Employee whose employment is not governed by the terms and conditions of the Collective Bargaining Agreement and who is in receipt of long-term disability benefits as at the Closing Date and who accepts Purchaser's offer of employment, shall remain entitled to such benefits to the extent permitted and in accordance with the provisions of the Vendor's disability insurance plan until such time as such individual is fit to return to work. Purchaser agrees that should any such Employee in receipt of long-term disability benefits as at the Closing Date become fit to return to work following the Closing Date, such Employee will commence their employment with the Purchaser in accordance with the terms of the offer accepted by such Employee pursuant to the terms of this Agreement. For greater certainty, any Employee referred to in this paragraph 4.1(f) shall cease to participate in the Vendor's Pension Plan as at the Closing Date in accordance with the provisions of SCHEDULE A to this Agreement and shall commence participation in the Purchaser's Plan as of and from that date, and any such person's pension entitlements shall be included in the transfer of assets and liabilities contemplated by SCHEDULE A.

(g) The Purchaser acknowledges and agrees that it shall be responsible for the payment and satisfaction of any and all obligations (including severance pay, benefit premiums and vacation pay) in respect of any Employee to whom the Purchaser is obliged to and does offer employment as contemplated by this Agreement, but who does not accept employment with the Purchaser.

(h) In the case of those Employees whose employment is governed by the terms and conditions of the Collective Bargaining Agreement, the Purchaser agrees that it shall continue to employ those Employees after the Closing Date and that it is the successor employer to the Vendor pursuant to and as that term is understood in the British Columbia Labour Relations Code, R.S.B.C. 1996, c. 294, and that it is bound the Collective Bargaining Agreement to the same extent as if the Purchaser had signed the Collective Bargaining Agreement. Nothing herein, however, shall be construed to limit or restrict Purchaser from negotiating modifications in the terms of the Collective Bargaining Agreement on a lawful basis.

                       ARTICLE 5 - VENDOR'S COVENANTS AND
                   PURCHASER'S INSPECTION AND OTHER CONDITIONS

5.1 VENDOR'S COVENANTS. The Vendor hereby undertakes from the date hereof until the earlier of the Closing Date or the date of termination of this Agreement:

(a) Vendor will not make or agree to make, any direct or indirect change (including any general increase) in the rate of compensation, commission, bonus or other remuneration payable, or grant any severance or termination pay to, or increase benefits payable under any existing severance or termination pay policies to, or enter into or modify any employment agreements with any of the employees, agents and/or representatives of the Port Alice Mill, except any such as may be required by the terms of the Collective Bargaining Agreement as in effect on the date of this Agreement and except in connection with Vendor's notices of termination given to the Employees and others as disclosed by Vendor to Purchaser;

(b) Vendor will not adopt or amend or increase compensation or benefits payable under, or take any actions which are likely to result in an adverse tax or other consequences with respect to, any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, collective bargaining agreement or other plan, agreement, trust, fund or arrangement for the benefit of any Employee or class of Employees;

(c) Vendor will not encumber (other than as contemplated or permitted by the Appointment Order) or sell, assign, transfer, license, lease or dispose of any of the Assets or offer same to any person, other than in the ordinary course of business, nor to give any undertaking in that regard and not to commence or continue any negotiations or discussions for that purpose with any person or solicit any proposal or request in relation thereto; and

(d) Vendor will permit the Purchaser and its representatives to have reasonable access to the Assets, the Contracts, the Licenses and Permits, and the books and records of the Port Alice Business as may be reasonably requested by the Purchaser, during normal business hours at any time prior to the Closing, and from time to time, as reasonably necessary to permit Purchaser to confirm compliance with the Vendor's warranties and representations and satisfaction of Purchaser's closing conditions.

5.2 COVENANTS BY THE PURCHASER.

(a) CONFIDENTIALITY. In addition to the terms of any existing confidentiality agreements between the parties, the Purchaser covenants to and with the Vendor that if the Transaction is not completed, the Purchaser shall, at all times hereafter, keep confidential all information obtained by it relating to the Vendor and the Port Alice Business, except such information that:

         (i) was already in the possession of the Purchaser on a non-confidential basis;

         (ii) is or becomes generally available to the public, other than as a result of a disclosure by the Purchaser in contravention of this Section 5.2; or

         (iii) is made available to the Purchaser on a non-confidential basis from a source other than the Vendor or its respective representatives without a breach of any confidentiality obligation to the Vendor.

(b) LEGALLY COMPELLED DISCLOSURE. Notwithstanding Section 5.2(a), the obligation to maintain the confidentiality of information will not apply to the extent that disclosure of such information is required in connection with governmental or other applicable filings relating to the transactions contemplated hereby; provided that, in such case, unless the Vendor otherwise agrees, the Purchaser will, if possible, request confidentiality in respect of such governmental or other filings. If the Transaction is not consummated for any reason, the Purchaser shall return forthwith, without retaining any copies thereof, all documents obtained from the Vendor respecting the Vendor or the Port Alice Business or, at the option of the Purchaser, destroy the same and certify such destruction to the Vendor.

(c) PURCHASE OF LOGS AND SUPPLIES. It is acknowledged that prior to Closing the Vendor is ordering additional chemicals at an approximate cost of $282,000 (including transportation costs) and approximately 10,000 cubic meters of pulp logs pursuant to the Log Supply Agreement referred to in section 6.1(c)(ii) so as to provide the Purchaser with inventories to restart the Port Alice Mill shortly after Closing. Without the consent of the Purchaser, the Vendor agrees not to cancel or amend such orders. The purchase price of such pulp logs and chemicals, together with applicable taxes and transportation charges shall be paid by the Purchaser.

(d) LETTERS OF CREDIT. With respect to any letters of credit relating to customer purchase orders which are to be assigned to the Purchaser, the Vendor shall, prior to and following Closing, execute any documents and take such other steps as may reasonably be required by the Purchaser to assign the benefit of such letters of credit to the Purchaser or its nominee. For greater certainty, if any such letters of credit are not assignable, the Vendor shall hold such letters of credit and any proceeds thereof in trust for the Purchaser and will take such steps and execute such documents as may reasonably be requested by the Purchaser to allow the Purchaser to have the full benefit thereof.

5.3 MUTUAL COVENANTS REGARDING ENVIRONMENTAL PERMITS. The Purchaser shall use reasonable efforts to obtain the approval of the Ministry of Water, Land and Air Protection to the transfer of the environmental permits to the Purchaser, effective as soon as possible after the Closing Date. The Vendor will cooperate with and provide reasonable assistance to the Purchaser in respect of the transfer. The Purchaser shall be responsible to satisfy any transfer requirements of the Ministry and pending the transfer shall be solely responsible in respect of the environmental permits and shall indemnify and hold the Vendor harmless in respect thereto.

The Vendor shall hold such permits in trust until the Ministry has approved the transfer to the Purchaser.

5.4 DISCLOSURE OF INFORMATION. In the course of the Purchaser's due diligence in respect of the Assets, the Purchaser may request and the Vendor may disclose certain personnel records and other information related to the Port Alice Business that may include "personal information" (the "PERSONAL INFORMATION") as defined in and subject to the B.C. Personal Information Protection Act ("PIPA"). For the purposes of section 20 of PIPA:

         (a) the Purchaser hereby confirms to the Vendor that the Personal Information that the Purchaser may hereafter request in the course of its due diligence is necessary in order for the Purchaser to determine whether to proceed with the proposed purchase of the Assets.

         (b)      the Purchaser hereby covenants and agrees that:

                  (i) prior to Closing, any Personal Information that the Vendor discloses to the Purchaser shall be used by the Purchaser solely for purposes related to its due diligence and its proposed purchase of the Assets, and the Purchaser shall not disclose or otherwise make available any of the Personal Information to any person except employees, directors, officers and professional advisors of the Purchaser with a need to know for the purposes of such due diligence and proposed purchase;

                  (ii) if the proposed purchase of the Assets does not proceed or is not completed, the Purchaser will destroy or return to the Vendor all of the Personal Information disclosed to the Purchaser by the Vendor in accordance with the Vendor's instructions; and

                  (iii)    if the proposed purchase of the Assets is completed,
                           (i) the Purchaser shall only use or disclose the Personal Information for the same purposes for which it was collected, used or disclosed by the Vendor, or as otherwise permitted by and in accordance with PIPA, and (ii) the Purchaser shall notify the individuals who are the subject of the Personal Information that the purchase of the Assets has taken place and that their Personal Information was disclosed to the Purchaser.

                             ARTICLE 6 - CONDITIONS

6.1 CONDITIONS - PURCHASER. The obligation of the Purchaser to complete the Transaction is subject to the following conditions being fulfilled or performed at or prior to the Closing Time:

(a) all representations and warranties of the Vendor contained in this Agreement shall be true as of the Closing Date in all material respects with the same effect as though made on and on as of that date and the Vendor shall have performed in all material respects each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date, and the Vendor shall have delivered to the Purchaser a certificate of an authorized signatory of the Vendor certifying same and that the covenants, agreements and obligations of the Vendor in this Agreement on the part of the Vendor to be performed or complied with at or prior to the Closing have been performed and complied with in all material respects, or identifying any breach of or inaccuracy in such representations and warranties and/or any covenant, agreement, or obligation of the Vendor which has not been performed or complied with;

(b) no material loss of or material damage to the Assets, or any material portion thereof, shall have occurred on or before the Closing Date;

(c) the Vendor shall have delivered to the Purchaser all necessary deeds, conveyances, bills of sale, transfers, assignments and any other instruments necessary or reasonably required to transfer to the Purchaser such title in and to the Assets as required by the terms of this Agreement and the following:

         (i) the Transition Services Agreement, duly executed by the Vendor;

         (ii)     the Log Supply Agreement, duly executed by the Vendor; and

         (iii) an executed election by the Vendor under Section 167(1) of the Excise Tax Act concerning the supply of all or substantially all of the property of a business; and

         (iv) a Statutory Right of Way duly executed by Western Forest Products Limited over that part of District Lot 189 Rupert District within Area B on Plan 62958 for substation purposes and over those parts of District Lots 188 and 189 Rupert District within Area A on Plan 62958 for access road purposes.

The foregoing conditions are for the exclusive benefit of the Purchaser. Any such condition may be waived by the Purchaser in whole or in part. Any such waiver shall be binding on the Purchaser only if made in writing. If any material loss of or material damage to the Assets occurs and Purchaser waives subsection (b), above, with respect thereto, Vendor will assign to Purchaser the proceeds of insurance as provided in Section 7.6.

6.2 CONDITIONS - VENDOR. The obligations of the Vendor to complete the Transaction is subject to the following conditions being fulfilled or performed at or prior to the Closing Time:

(a) all representations and warranties of the Purchaser contained in this Agreement shall be true as of the Closing Date with the same effect as though made on and as of that date, and the Purchaser shall have performed in all material respects each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date, and the Purchaser shall have delivered to the Vendor a certificate of an executive officer of the Purchaser certifying same and that the covenants, agreements and obligations of the Purchaser in this Agreement on the part of the Purchaser to be performed or complied with at or prior to the Closing have been performed and complied with in all material respects, or identifying any breach of or inaccuracy in such representations and warranties and/or any covenant, agreement, or obligation of the Purchaser which has not been performed or complied with;

(b) no action or proceedings shall be pending or threatened to restrain or prohibit the completion of the Transaction;

(c) the Vendor is able to convey the Port Alice Business and substantially all of the Assets and has not lost possession or control thereof for any reason, other than as a result of the fault or inaction of the Vendor;

(d) the Purchaser shall have delivered to the Vendor certified resolutions of the directors of the Purchaser authorizing this Agreement and the transactions contemplated in this Agreement;

(e) the Vendor shall have received a written acknowledgement and agreement of the Purchaser addressed to the union under the Collective Bargaining Agreement that:

         (i) the Purchaser will not oppose an application which may be subsequently brought by the union before the British Columbia Labour Relations Board declaring the Purchaser to be a successor employer to the Vendor; and

         (ii) the Purchaser is bound by the terms of the Collective Bargaining Agreement, including the existing seniority of such Employees.

         Nothing herein shall be construed to restrict the Purchaser from renegotiating the terms or conditions of the Collective Bargaining Agreement in accordance with the terms of applicable Laws;

(f)      The Vendor has obtained the approval of:

         (i) the Board of Directors of Doman Industries Limited and of Western Pulp Inc.;

         (ii) the Monitor of Doman Industries Limited and related parties appointed by the Court pursuant to the Companies' Creditors Arrangement Act (Canada), and

         (iii) the Restricted Group of noteholders as defined in the Plan of Compromise and Arrangement filed with the Court under the Companies' Creditors Arrangement Act (Canada) in respect of Doman and related parties, to the entering into of this Agreement and the completion of the transactions contemplated hereby;

The foregoing conditions are for the exclusive benefit of the Vendor. Any such condition may be waived by the Vendor in whole or in part. Any such waiver shall be binding on the Vendor only if made in writing.

6.3 APPROVAL AND VESTING ORDER. The obligations of the Vendor and the Purchaser to complete the Transaction are subject to the condition that:

(a) the Approval and Vesting Order shall have been made by the Court approving this Agreement and the Transaction and vesting in the Purchaser or providing for a vesting in the Purchaser of all the right, title and interest of the Vendor in the Assets free and clear of all Encumbrances, other than those Permitted Encumbrances, and except for the 2004 Real Estate Taxes, such order to be substantially in the form of the order attached hereto as EXHIBIT 2 (the "Approval and Vesting Order"); and

(b) the Approval and Vesting Order shall not have been stayed, varied or vacated, and no order shall have issued and no action or proceeding shall be pending to restrain or prohibit the completion of the Transaction.

The Vendor undertakes to use its reasonable commercial efforts to obtain the Approval and Vesting Order as soon as practicable following the execution of this Agreement and to provide the Purchaser with notice of the motion upon which the Approval and Vesting Order will be sought. The Purchaser agrees to appear at such motion to confirm its support of the same.

6.4 NON-SATISFACTION OF CONDITIONS. If any condition set out in this Article 6 is not satisfied or performed prior to the time specified therefor, the party for whose benefit the condition is inserted may in writing:

(a) waive compliance with the condition in whole or in part in its sole discretion by written notice to the other party and without prejudice to any of its rights of termination in the event of non-fulfillment of any other condition in whole or in part; or

(b)      elect on written notice to the other party to terminate this Agreement.

                               ARTICLE 7 - CLOSING

7.1 CLOSING. The completion of the Transaction shall take place at the offices of Fasken Martineau DuMoulin LLP, on the Closing Date at the Closing Time or as otherwise determined by mutual agreement of the parties in writing.

7.2 PURCHASER'S DELIVERIES ON CLOSING. At or before the Closing Time, the Purchaser shall deliver to the Vendor the following, each of which shall be in form and substance satisfactory to the Vendor, acting reasonably:

(a)      payment of the Purchase Price;

(b)      a specific written assumption of the Assumed Obligations;

(c) an executed election under Section 167(1) of the Excise Tax Act concerning the supply of all or substantially all of the property of a business;

(d) a release by Purchaser of the Vendor and each of its partners and their respective shareholders, directors, officers, employees, agents, successors and assigns from any and all claims with respect to Environmental Liabilities, in form reasonably satisfactory to the Vendor; and

(e) the written acknowledgement and agreement with respect to the Collective Bargaining Agreement as contemplated by Section 6.2(e);

(f) such further and other documentation and agreements as are referred to in this Agreement or as the Vendor may reasonably require to effectively complete the Transaction.

7.3 VENDOR'S DELIVERY ON CLOSING. At or before the Closing Time, the Vendor shall execute and deliver to the Purchaser those documents as identified in
Section 6.1, and such further and other
documentation as is referred to in this Agreement or as the Purchaser may reasonably require to effectively complete the Transaction.

7.4 PURCHASER'S ACKNOWLEDGEMENT. The Purchaser acknowledges that the Vendor is selling the Assets pursuant to the Vendor's powers and as authorized by the Approval and Vesting Order. The Purchaser agrees to accept a conveyance of the Assets pursuant to the Approval and Vesting Order and the bill of sale substantially in the form of EXHIBIT 3 and such other conveyance documents as identified in Section 6.1.

7.5 POSSESSION OF ASSETS. The Vendor shall remain in possession of the Assets until the Closing Time. The Purchaser shall take possession of the Assets where situate at the Closing Time. In no event shall title to the Assets pass to the Purchaser until the conditions set out in the Approval and Vesting Order have been satisfied, the Purchaser has delivered the documents and made the payments referred to in Section 7.2, and the Vendor has delivered the documents referred to in Section 6.1.

7.6 RISK. All of the Assets shall be and remain at the risk of the Vendor until the Closing Time and shall be at the risk of the Purchaser from and after the Closing Time. If, prior to Closing, the Assets shall be substantially damaged or destroyed by fire or other casualty, then, at its option, the Purchaser may decline to complete the Transaction. Such option shall be exercised within seven
(7) days after notification to the Purchaser by the Vendor of the occurrence of damage or destruction (or prior to the Closing Date if such occurrence takes place within seven (7) days of the Closing Date) in which event this Agreement shall be terminated automatically without any compensation. If the Purchaser does not exercise such option, it shall complete the Transaction and shall be entitled to an assignment of the proceeds of insurance referable to such damage or destruction (and, if the Assets are uninsured, the Net Asset Value will be reduced by the cost of repairing or replacing the damaged or destroyed Assets). Where any damage is not substantial, the Purchaser shall complete the Transaction and shall be entitled to an assignment of the proceeds of insurance referable to such damage provided that such damage is insured (and if not the Net Asset Value will be reduced by the cost of repairing or replacing the damaged or destroyed Assets). If any dispute arises under this Section 7.6 as to whether damage or destruction is substantial or with respect to the amount of any abatement, such dispute will be determined in accordance with the arbitration provisions attached hereto as SCHEDULE K.

7.7 TERMINATION. If Vendor or the Purchaser validly terminates this Agreement pursuant to Section 6.4:

(a) all the obligations of both the Vendor and Purchaser pursuant to this Agreement shall be at an end, with the exception of the obligations set out in Section 5.3; and

(b) neither Party shall have any right to specific performance or other remedy against, or any right to recover damages or expenses from, the other except in respect of any obligation under Section 5.3.

                               ARTICLE 8 - GENERAL

8.1 FURTHER ASSURANCES. Each of the parties shall, from time to time after the Closing Date, at the request and expense of the other, take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the other such documents and further assurances as may be reasonably necessary to give effect to this Agreement.

8.2 CHANGE OF IDENTIFICATION. As soon as practicable following the Closing Date, and in any event not later than 60 days after that date, the Purchaser shall at its own expense discontinue the use of the corporate name, trademarks, trade names, logos and other identifiers of the Vendor, except for the Intellectual Property and the Licensed Intellectual Property, on any and all of the Assets, business papers, advertisements or any other property owned by the Purchaser or used in its business. Without limiting the generality of the foregoing, the Purchaser shall change all signage, letterhead, telephone and industry directories and repaint all vehicles and equipment so as to ensure that no name, trade name, trademark, logo or other identifier of the Vendor, except for the Intellectual Property and the Licensed Intellectual Property, is thereafter utilized by the Purchaser, except for those exceptions referred to above.

8.3 PUBLIC NOTICES. All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by the parties to this Agreement and no party shall act unilaterally in this regard without the prior approval of the other parties, such approval not to be unreasonably withheld, except where required to do so by law or court order or by the applicable regulations or policies of any provincial or Canadian or other regulatory agency of competent jurisdiction or any stock exchange in circumstances where prior consultation with the other parties is not practicable.

8.4 NOTICE. Any notice or other communication under this Agreement shall be in writing and may be delivered personally or transmitted by fax, addressed, as follows:

(a)      in the case of the Purchaser:

                  Port Alice Specialty Cellulose Inc.
                  c/o LaPointe Port Alice Holdings, Inc.
                  P. O. Box 418
                  La Pointe, WI 54850
                  Attention: William L. New, President

                  Fax: 715-746-2800

         with a copy to:

                  Thomas A. Myers, Esq.
                  Reinhart Boerner Van Deuren, s.c.
                  1000 North Water Street
                  Milwaukee, Wisconsin  53202
                  Fax: 414-298-8097

(b)      and in the case of the Vendor, as follows:

                  Western Pulp Limited Partnership
                  c/o Western Pulp Inc.
                  Suite 1500 - 505 Burrard Street
                  Vancouver, British Columbia
                  V7X 1M5

                  Attention: President

                  Fax: 604-665-6292

         with a copy to:

                  Fasken Martineau DuMoulin LLP
                  2100 - 1075 West Georgia Street
                  Vancouver, British Columbia
                  V6E 3G2
                  Attention: Michael Fitch, Q.C. and Gary Ott

                  Fax: 604-631-3232

Any such notice or other communication, if given by personal delivery, will be deemed to have been given on the day of actual delivery thereof and, if transmitted by fax before 5:00 p.m. (Pacific Standard Time) on a Business Day, will be deemed to have been given on the Business Day, and if transmitted by fax after 5:00 p.m. (Pacific Standard Time) on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission. Delivery by third party delivery services such as Federal Express shall constitute delivery for purposes hereof.

8.5 TIME. Time shall, in all respects, be of the essence hereof, provided that the time for doing or completing any matter provided for herein may be extended or abridged by an agreement in writing signed by the Vendor and the Purchaser or by their respective solicitors.

8.6 CURRENCY. Except where otherwise indicated, all references herein to money amounts are stated in Canadian currency.

8.7 STATUTORY REFERENCES. Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statutes or regulations enforced from time to time, and any statue or regulation that supplements or supersedes such statute or regulation.

8.8 NON-MERGER. The registration of a Court Order in respect of Court Approval or any transfer or the execution and delivery of documents on Closing Date or thereafter as herein contemplated, or any independent investigation by the Purchasers and its agents, shall not merge or affect any of the warranties, representations, covenants, conditions or terms of this Agreement or any agreement or document delivered pursuant to this Agreement, all of which shall survive the Closing of the transaction contemplated in this Agreement for a period of five (5) years from the Closing Date, except to the extent otherwise provided for herein.

8.9 BENEFIT OF AGREEMENT: SUCCESSORS AND ASSIGNS. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, provided that the Purchaser shall not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the Vendor.

8.10 ENTIRE AGREEMENT, AMENDMENTS AND WAIVERS. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or verbal. There are no conditions, covenants, agreements, representations, warranties, or other provisions, expressed or implied, collateral, statutory, or otherwise, relating to the subject matter hereof except as provided for herein.

Except as contemplated by Sections 6.1 or 6.2, no amendment or waiver of any provisions with this Agreement shall be binding on any of the parties hereto unless consented to in writing by all parties hereto. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise so provided.

8.11 PARAMOUNTCY. In the event of any conflict or inconsistency between the provisions of this Agreement, and any other agreement, document or instrument executed or delivered by the arties in connection with the Transaction or this Agreement, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency.

8.12 SEVERABILITY. If any provision of this Agreement or any document delivered in connection with this Agreement is partially or completely invalid or unenforceable, the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, all of which shall be construed and enforced as if that invalid or unenforceable provision were omitted. The invalidity or unenforceability of any provision in one jurisdiction shall not affect such provision's validity or enforceability in any other jurisdiction.

8.13 CONSENT. Whenever a provision of this Agreement requires an approval or consent by a person who is a party to such Agreement and notification of such approval or consent is not delivered within the applicable time period, then, unless otherwise specified, such person shall be conclusively deemed to have withheld its approval or consent.

8.14 CALCULATION OF TIME AND BUSINESS DAY. Unless otherwise specified, any time period referred to in this Agreement within or following which any payment is to be made or act is to be done shall be calculated by excluding the day which the period commences and including the day which the period ends, and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

Whenever payment is to be made or action to be taken that this Agreement is required or made to be taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following such day.

8.15 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and each of the parties irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

8.16 COMMISSION. The Purchaser acknowledges that there are no agent's or broker's fees or other commissions payable by the Vendor on the Purchase Price or otherwise in connection with the Transaction, and Purchaser agrees to indemnify and save the Vendor harmless with respect to any claims for compensation or commission by any third party or agent retained by the Purchaser.

8.17 COSTS AND EXPENSES. The Purchaser and the Vendor shall each pay their own legal and accounting fees, costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto, and any other costs and expenses whatsoever and howsoever incurred, including all costs and expenses incurred in connection with obtaining Court Approval.

8.18 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Transmission by facsimile of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

                            [SIGNATURE PAGE FOLLOWS]

The parties have executed this Agreement.

                                      WESTERN PULP LIMITED PARTNERSHIP
                                      BY ITS GENERAL PARTNER WESTERN PULP INC.

                                      By: /s/ P.G. Hosier
                                          --------------------------------------
                                      Name:  Philip Hosier
                                      Title: Authorized Signatory

                                      By: /s/ R. Maniar
                                          --------------------------------------
                                      Name:  Ramesh Maniar
                                      Title: Authorized Signatory

                                      PORT ALICE SPECIALTY CELLULOSE INC.

                                      By: /s/ William L. New
                                          --------------------------------------
                                      Name:  William L. New
                                      Title: President, CEO

                                      By:_______________________________________
                                      Name:
                                      Title:

EXHIBIT 1-4

                                    EXHIBIT 1

                      FORM OF TRANSITION SERVICES AGREEMENT

As attached.

                          TRANSITION SERVICES AGREEMENT

         THIS TRANSITION SERVICES AGREEMENT (this "Agreement"), dated as of May 11, 2004, by and between PORT ALICE SPECIALTY CELLULOSE INC., a British Columbia corporation (the "Purchaser") and WESTERN PULP LIMITED PARTNERSHIP, a British Columbia limited partnership ("Vendor"), by its general partner WESTERN PULP INC., a company continued under the Canada Business Corporations Act. . Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement of Purchase and Sale dated May 9, 2004 (the "Purchase Agreement") by and between the Purchaser and Vendor.

                                    RECITALS

         A.       The Purchaser and Vendor have entered into the Purchase
Agreement.

         B. Pursuant to the terms of the Purchase Agreement, the Purchaser is acquiring the Port Alice Business.

         C. The Vendor is prepared to provide certain transition services to the Purchaser following consummation of the transactions contemplated by the Purchase Agreement (the "Acquisition") upon the terms and conditions set forth herein.

                                   AGREEMENTS

         In consideration of the foregoing and the agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows.

         1.       Services.

                  (a) Transition Services. Vendor shall provide to the Purchaser certain services, described in EXHIBIT A for the periods set forth in EXHIBIT A (the "Transition Services"). The Transition Services, together with the Additional Services described in section 2(b) are herein collectively referred to as the "Services" and individually as a "Service." Vendor shall not be obligated to: (i) provide any services to the Purchaser other than the Services and services necessary incident thereto; or (ii) provide any Service after the Purchaser has terminated such Service pursuant to section 8(c) herein.

                  (b) Additional Services. The parties have attempted to identify and specifically enumerate on EXHIBIT A hereto all transition services required to be provided by Vendor to the Purchaser in order to continue the uninterrupted operation of the Port Alice Business following the Closing. In the event that the Purchaser needs additional services (the "Additional Services"), Vendor shall use its commercially reasonable efforts to provide such Additional Services subject to having available personnel to do so and the parties agreeing on the pricing terms for such services. Notwithstanding anything to the contrary contained herein, Vendor shall only be required to provide Additional Services to the Port Alice Business if (i) such Additional Services are to be provided within the period of 90 days after the Closing, (ii) the provision of such services is within the scope of this Agreement, and (iii) Provider has such available resources as reasonably necessary to provide the services. With respect to Additional Services, Vendor shall provide such Additional Services as soon as commercially practical for Vendor.

         2.       Processing Errors, Purchaser Obligations, Etc.

                  (a) Correction of Processing Errors. The Purchaser is responsible from the date hereof for: (i) the accuracy and completeness of all data or information submitted by the Purchaser to Vendor for processing or transmission in connection with the Services (the "Data"); and (ii) any errors in and with respect to data or information obtained from Vendor because of any inaccurate or incomplete Data.

                  (b) Company Obligations. The Purchaser shall: (i) maintain in good operating condition all equipment, software and operational resources necessary to allow Vendor to provide the Services in a manner consistent with past practice of the Vendor prior to the date hereof; and (ii) comply with any reasonable instructions provided by Vendor that are necessary for Vendor to provide the Services in accordance with this Agreement.

         3. Data. Except as may be required in order to perform the Services, all Data shall be maintained as set forth in EXHIBIT A and shall be the property of the Purchaser. The Purchaser shall be entitled to copies of all media upon which Data is stored and shall have access to data as set forth in EXHIBIT A. Upon the Purchaser's written request, Vendor shall erase or destroy all copies of all media upon which Data is stored and shall provide the Purchaser written verification thereof.

         4.       Fees.

                  (a)      Fees.

                           (i)      In consideration of the provision of the
Services, the Purchaser shall pay to Vendor fees (the "Fees") in amount equal to[a] all reasonable direct costs and actual expenses incurred by Vendor in providing the Services, plus [b] all reasonable overhead expenses directly attributable to providing the Services and actually incurred by Vendor, apportioned consistently with past practice, plus [c] 10% on a per month basis.

                           (ii)     Not later than the close of business on the
30th day of each calendar month during the Term and not later than 30 days after the last day of the Term, Vendor shall deliver an invoice to the Purchaser setting forth the Fees (which shall be prorated in the case of Fees payable for any period in the Term that is less than a full calendar month) payable by the Purchaser for the Services provided in the preceding month (or, in the case of the invoice delivered after the last day of the Term, in the period since the end of the preceding month) (the "Fee Invoice"). The Purchaser shall pay the Fees set forth in the Fee Invoice in full by check or by wire transfer of immediately available funds to or an account of Vendor's designation not later than the close of business on the tenth business day following the date of receipt of such Fee Invoice.

                  (b) Taxes. The Purchaser shall pay to the Vendor any valued-added tax and any tariff, duty, export or import fee, sales tax, use tax, service tax or other tax or charge imposed or incurred relating to Vendor's performance of the Services hereunder. Any payments made pursuant to this section 4(b) shall not reduce the amount of the Fees payable hereunder.

         5. Confidentiality. All confidential or proprietary information and documentation relating to either party hereto provided by either party to the other pursuant to the terms and conditions of this Agreement (the "Confidential Information") shall be held in confidence by the other party (including its affiliates) during and after the Term to the same extent and in at least the same manner as such party protects its own confidential or proprietary information. Neither party shall disclose, publish, release, transfer or otherwise make available Confidential Information of the other party in any form to, or for the use or benefit of, any person or entity without the other party's prior written approval. Each party shall, however, be permitted to disclose relevant aspects of the other party's Confidential Information to its officers, agents and employees and to the officers, agents and employees of its affiliates to the extent that such disclosure is reasonably necessary to the performance of its duties and obligations under this Agreement, provided that such party shall take all reasonable measures to ensure that Confidential Information of the other party is not disclosed or duplicated in contravention of the provisions of this Agreement by such officers, agents and employees. The obligations in this section 5 shall not: (a) restrict any disclosure by either party pursuant to order of any court or government agency (provided that the disclosing party shall endeavor to give prior written notice to the non-disclosing party as may be reasonable under the circumstances); and
(b) apply with respect to information that: (i) is independently developed by the other party, (ii) becomes part of the public domain (other than through unauthorized disclosure in contravention of the terms and conditions of this Agreement); (iii) is disclosed by the owner of such information to a third party free of any obligation of confidentiality under the terms and conditions of this Agreement; or (iv) either party gained knowledge or possession of free of any obligation of confidentiality under the terms and conditions of this Agreement.

         6. Warranty; Disclaimer. Vendor shall perform the Services consistent with the manner (including, without limitation, quality and level of services) in which such Services were provided by Vendor for the Port Alice Business prior to the Closing. PURCHASER ACKNOWLEDGES THAT THE SERVICES ARE PROVIDED WITHOUT ANY OTHER EXPRESS OR IMPLIED WARRANTIES, INCLUDING THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

         7. Force Majeure. In case either party shall be hindered, delayed or prevented from performing its obligations under this Agreement, or if such performance is rendered impossible by reason of any force majeure event including but not limited to fire, explosion, earthquake, storm, flood, drought, embargo, war or other hostilities, strike, lockout or other labor disturbance, mechanical breakdown, governmental action, or any other cause whatsoever that is beyond a party's reasonable control, the party so hindered, delayed or prevented shall not be liable to the other for the resulting failure to carry out its obligations hereunder. Any such obligations, so far as may be necessary, shall be suspended during the period of such hindrance, delay or prevention, and the Term shall be extended by a period of time equal to the duration of all such events of force majeure so as to permit performance of this Agreement as contemplated.

         8.       Term, Termination.

                  (a) Term. The term of this Agreement shall commence upon the date hereof and shall continue until the end of all periods for which Services are to be provided as set forth on EXHIBIT A or such earlier date on which this Agreement is terminated pursuant to section 8(b) or terminated in respect of all the Services pursuant to section 8(c) (the "Term").

                  (b) For Default. In the event that either party fails to perform any of its material duties or obligations pursuant to this Agreement and such failure is not cured within ten days after written notice to such party specifying the nature of such failure, the other party may terminate this Agreement upon notice of such termination to the defaulting party.

                  (c) For Convenience. The Purchaser may terminate this Agreement in respect of any or all of the Services at any time upon ten days written notice to Vendor.

                  (d) Effect of Termination. Once the Purchaser terminates any of the Services provided by Vendor to the Purchaser, the Purchaser may request the renewal of such Services, but Vendor shall not be required to provide such terminated Services on a renewed basis. Upon the expiration of the Term, all Fees owed by the Purchaser to Vendor for Services provided through the date of such expiration shall be paid within ten days of the date of such expiration.

         9.       Miscellaneous Provisions.

                  (a) No Waivers. The failure on the part of either party to exercise or delay in exercising any right or remedy hereunder shall not operate as a waiver of such right or remedy. Any single or partial exercise by a party of any right or remedy hereunder shall not preclude the exercise of any other right or remedy or further exercise of such right or remedy.

                  (b) Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of each party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

                  (c) Headings. The headings used in this Agreement are intended for reference only. They are not intended as and shall not be construed to be a substantive part of this Agreement or in any way affect the validity, construction or effect of any of the provisions of this Agreement.

                  (d) Exhibit. EXHIBIT A attached hereto is incorporated herein by reference as an integral part of this Agreement. In the event of any inconsistency between the terms contained in EXHIBIT A and the terms contained herein, the terms in EXHIBIT A shall govern.

                  (e) Notices. Any notice or other communication under this Agreement shall be in writing and may be delivered personally or transmitted by fax, addressed, as follows:

                           in the case of the Purchaser:

                                    Port Alice Specialty Cellulose Inc.
                                    c/o LaPointe Port Alice Holdings, Inc.
                                    P. O. Box 418
                                    La Pointe, WI 54850
                                    Facsimile: 715-746-2800
                                    Attention: William L. New, President

                           with a copy to:

                                    Thomas A. Myers, Esq.
                                    Reinhart Boerner Van Deuren s.c.
                                    1000 North Water Street, Suite 2100
                                    Milwaukee, WI 53202
                                    Facsimile: 414-298-8097

                           and in the case of the Vendor, as follows:

                                    Western Pulp Limited Partnership
                                    C/O Western Pulp Inc.
                                    Suite 1500 - 505 Burrard Street
                                    Vancouver, British Columbia
                                    V7X 1M5
                                    Attention: President
                                    Fax: (604) 665-6292

                           with a copy to:

                                    Fasken Martineau DuMoulin LLP
                                    2100 - 1075 West Georgia Street
                                    Vancouver, British Columbia
                                    V6E 3G2
                                    Attention: Michael Fitch, Q.C. and Gary Ott
                                    Fax: (604) 631-3232

Any such notice or other communication, if given by personal delivery, will be deemed to have been given on the day of actual delivery thereof and, if transmitted by fax before 5:00 p.m. (PST time) on a Business Day, will be deemed to have been given on the Business Day, and if transmitted by fax after 5:00 P.M. (PST time) on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission. Delivery by third party delivery services such as Federal Express shall constitute delivery for purposes hereof.

                  (f) Relationship. Except with respect to the purchase of chemicals and other supplies in which case the Vendor is acting as agent for the Purchaser, the performance by Vendor of its duties and obligations under this Agreement shall be that of an independent contractor and nothing herein contained shall create or imply an agency relationship between the parties, nor shall this Agreement be deemed to constitute a joint venture, franchise or partnership between the parties hereto.

                  (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable to a contract executed and performed therein, without giving effect to the conflicts of laws principles thereof.

                  (h) Covenant of Further Assurances. The parties covenant and agree that, subsequent to the execution and deliver of this Agreement and without any additional consideration, each of the parties hereto will execute and deliver, or cause their respective appropriate affiliates to execute and deliver, any further legal instruments and perform any acts which are or may become reasonably necessary to effectuate this Agreement.

                  (i) Assignment. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by either party hereto without the prior written consent of the other party hereto.

                  (j) Entire Understanding. This Agreement represents the entire understanding of the parties with respect to its subject matter and supersedes all prior or contemporaneous writings, correspondence and memoranda with respect hereto. No representations, warranties, agreements or covenants, express or implied, of any kind or character whatsoever with respect to such subject matter have been made by either party to the other, except as herein expressly set forth.

                  (k) Successors. Subject to the restrictions on assignment set forth in section 9(i) above, this Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties hereto and their respective successors and permitted assigns.

                  (l) Amendments. This Agreement can be modified or amended only by a written amendment executed by both parties.

                  (m) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

                  (n) Third Party Beneficiaries. Each party intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person or entity other than the Purchaser and Vendor.

                  (o) Time is of the Essence; Computation of Time. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon any day which is not a business day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding business day.

         IN WITNESS WHEREOF, the parties hereto have caused this Transition Services Agreement to be executed by their duly authorized officers to be effective as of the day and year first above written.

                                    PURCHASER:

                                    PORT ALICE SPECIALTY CELLULOSE INC.

                                    BY ______________________________
                                       William L. New, President

                                    VENDOR:

                                    WESTERN PULP LIMITED PARTNERSHIP, BY ITS
                                    GENERAL PARTNER WESTERN PULP INC.

                                    BY _______________________________
                                       Its____________________________

                                    BY _______________________________
                                       Its____________________________

                                    EXHIBIT A

                                    Services

                                        SERVICES TO BE
                                          PROVIDED BY
    TYPE OF SERVICE                        PROVIDER                       COMMENTS                         TERM
    ---------------                        --------                       --------                         ----
HUMAN RESOURCES                  Provider will assist in the    -    Purchaser will            Throughout 90-day period
                                 Administration of Salaries,         assume primary            following Closing.
                                 Benefits, Pensions and              responsibility for the
                                 Records relating to Salaried        administration of these
                                 Employees.                          activities upon Closing.

                                                                -    Purchaser will
                                                                     establish Benefit Plans
                                                                     for its employees as
                                                                     soon as reasonably
                                                                     practicable following
                                                                     Closing.

                                                                -    Purchaser shall
                                                                     establish new Pension
                                                                     Plan within 120 days
                                                                     following Closing.

PAYROLL SERVICES                 The transition services will   -    At or prior to
                                 consist of the following:           Closing, Purchaser        Throughout 90-day period
                                                                     obtain Payroll Tax        following Closing.
                                 -    Semi-monthly                   Deduction Registration
                                      payment of Salaries,           Number
                                      calculation of
                                      Statutory Taxes, Income   -    Purchaser will
                                      Taxes and other                arrange for automatic
                                      deductions                     payroll payment
                                                                     transfer arrangement
                                 -    Preparation of T4s             with Toronto Dominion
                                      and arranging for              Bank.
                                      payment of Benefits
                                      such as MSP premiums,
                                      life insurance
                                      premiums, dental
                                      benefit costs etc.

                                 -    Arranging for
                                      remittance of
                                      withholding taxes and
                                      Statutory Deductions.

                                        SERVICES TO BE
                                          PROVIDED BY
    TYPE OF SERVICE                        PROVIDER                       COMMENTS                         TERM
    ---------------                        --------                       --------                         ----
COMPUTER PROGRAMMING SERVICES    Provider will provide          Purchaser will facilitate      Throughout the 90-day
                                 Purchaser with such computer   those services to the extent   period following Closing
                                 programming services as        practicable
                                 necessary for Provider to
                                 furnish the Transition
                                 Services contemplated in
                                 this Agreement

SALES AND MARKETING              Sales and Marketing of Port    -    Purchaser will
                                 Alice Business. Liaison with        assume responsibility     For the period provided in
                                 customers and sales agents          for these functions       the previous column
                                 Providing Technical Services        upon Closing.
                                 to customers.

                                 However, Provider will allow   -    As provided in the
                                 the use of certain                  Purchase Agreement,
                                 facilities for 14 days after        Purchaser will hire
                                 Closing as provided in the          those members of
                                 next column                         Vendor's Marketing and
                                                                     Sales staff connected
                                                                     with the Port Alice
                                                                     Business.  However, for
                                                                     14 days after Closing,
                                                                     this staff may continue
                                                                     to operate from
                                                                     Vendor's offices.

                                        SERVICES TO BE
                                          PROVIDED BY
    TYPE OF SERVICE                        PROVIDER                       COMMENTS                         TERM
    ---------------                        --------                       --------                         ----
PULP INVOICING AND               Issuance of Sales              -    Purchaser will
DOCUMENTATION                    Confirmation Orders,                assume responsibility     Throughout 90-day period
                                 Reviewing Letters of Credit,        for these functions       following Closing
                                 Invoicing of Pulp and               upon Closing.
                                 preparation of all necessary
                                 documentation to ship pulp.    -    As provided in the
                                 Reconciling Off-Plant               Purchase Agreement,
                                 Storage of Pulp.                    with regard to these
                                                                     activities Purchaser
                                 Provider's systems and              will hire as of Closing
                                 personnel will be available         those members of
                                 to facilitate these                 Vendor's staff working
                                 activities consistent with          primarily in connection
                                 past practices                      with the Port Alice
                                                                     Business.

                                                                -    Purchaser will
                                                                     arrange for those staff
                                                                     members to move out of
                                                                     Provider's facilities
                                                                     the day following the
                                                                     Closing.

TRANSPORTATION AND SHIPPING      Arrange for shipping of Pulp   -    These functions
                                 Ex Port Alice                       will be taken over by     Throughout 90-day period
                                                                     Purchaser upon Closing.   following Closing.

                                 Ex Vancouver                   -    As provided in the
                                                                     Purchase Agreement,
                                 By Rail and Land                    with regard to these
                                                                     activities Purchaser
                                 Arrange for off-site storage        will hire as of Closing
                                                                     those members of
                                 Transportation of Chemicals         Vendor's staff working
                                 and SSL                             primarily in connection
                                                                     with the Port Alice
                                                                     Business.

                                                                -    These staff members
                                                                     will move out the day
                                                                     following the Closing.

                                        SERVICES TO BE
                                          PROVIDED BY
    TYPE OF SERVICE                        PROVIDER                       COMMENTS                         TERM
    ---------------                        --------                       --------                         ----
PURCHASING OF CHEMICALS & FUEL   Negotiation of Purchase        Purchaser, however, will       Throughout 90-day period
OIL                              Contracts. Ordering of         have primary responsibility    following Closing.
                                 Chemicals and Supplies.        for these activities
                                 Purchase of Fuel Oil etc. as
                                 agent for the Purchaser

                                 With regard to these
                                 functions, Vendor will
                                 provide Transitional
                                 Advisory Assistance

MAIN FRAME COMPUTER SERVICES     Regarding Provider's main      -    Purchaser will
                                 frame computer, the                 cooperate as necessary    Throughout 90-day period
                                 Transitional Services will          with regard to these      following Closing.
                                 encompass the following:            services

                                 -    Preparation and
                                      Accounting of Salaried
                                      and Hourly Payrolls.

                                 -    Maintenance of
                                      Purchaser's Accounts
                                      Payable and Receivable
                                      Ledgers

                                 -    Maintenance of
                                      Purchaser's General
                                      Ledger

                                 -    Assistance
                                      consisting of the
                                      computer programming
                                      required to set up
                                      interface between
                                      Purchaser and Provider,
                                      setting up fire walls
                                      and transferring of
                                      data.

                                        SERVICES TO BE
                                          PROVIDED BY
    TYPE OF SERVICE                        PROVIDER                       COMMENTS                         TERM
    ---------------                        --------                       --------                         ----
ACCOUNTING SERVICES                     None                    -    Purchaser will
                                                                     assume responsibility
                                                                     for on Closing

                                                                -    As provided in the
                                                                     Purchase Agreement,
                                                                     with regard to these
                                                                     activities Purchaser
                                                                     will hire as of Closing
                                                                     those members of
                                                                     Vendor's staff working
                                                                     primarily in connection
                                                                     with the Port Alice
                                                                     Business.

                                                                -    These staff members
                                                                     will move out within 14
                                                                     days of the Closing
                                                                     Date.

EXHIBIT 1-4

                                    EXHIBIT 2

                       FORM OF APPROVAL AND VESTING ORDER

As attached.

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT


                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
       INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                                      ORDER

      BEFORE THE HONOURABLE     )   TUESDAY THE 11TH
                                )
      MR. JUSTICE TYSOE         )   DAY OF MAY, 2004

THIS APPLICATION coming on for hearing at New Westminster, British Columbia, on this day; AND UPON reading the pleadings and materials filed herein, including affidavit #23 of Phil Hosier sworn May 7, 2004, and the affidavit #<*> of <*> (the last mentioned affidavit being herein referred to as the "Affidavit"); AND UPON hearing Michael A. Fitch, Q.C., counsel for the Petitioners and in the presence of those counsel listed in Schedule "A" attached hereto; AND PURSUANT TO the provisions of the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the "CCAA") and the inherent jurisdiction of This Honourable Court;

THIS COURT ORDERS THAT:

SERVICE AND NOTICE

1. The time for service of the Notice of Motion herein be and it is hereby abridged, if necessary, and that the service, including the manner of service of the motion materials, be and it is hereby approved and validated, that this Motion is properly returnable today and that all parties entitled to notice were validly served and that the notice provided in respect of this Motion was adequate for all purposes whatsoever and that the Motion is properly returnable before this Court and that further service thereof upon any interested party other than those served is hereby dispensed with.

SALE APPROVAL

2. The agreement entered into between the Petitioner Western Pulp Limited Partnership, by its general partner the Petitioner Western Pulp Inc. (the "Vendor") and Port Alice Specialty Cellulose Inc. (the "Purchaser"), including all schedules appended thereto and all other arrangements and transactions contemplated and described therein, all as contemplated in the form of agreement attached as Exhibit "A" to the Affidavit and collectively in this Order referred to as the "Agreement", be and the same are hereby approved. All capitalized terms used in this Order shall, unless otherwise noted, have the meanings given to them in the Agreement.

3. The Vendor is, and the other Petitioners are, hereby authorized and directed to implement and complete the Transaction in accordance with the terms and conditions of the Agreement and to sell, transfer, assign and otherwise convey to the Purchaser all of the right, title and interest of the Vendor, and of the other Petitioners where applicable, in and to the Assets on the terms set out in the Agreement, and in completing the Transaction in accordance with the terms and conditions of the Agreement, the Vendor, and of the other Petitioners where applicable, be and they are hereby authorized and directed:

      (a) to execute and deliver such additional, related and ancillary documents and assurances governing or giving effect to the Transaction as the Vendor, in its discretion, may deem to be reasonably necessary or advisable to conclude the Transaction and all such documents are hereby ratified, approved and confirmed; and

      (b) to take such steps as are in the opinion of the Vendor necessary or incidental to the performance of its obligations pursuant to the Agreement or in furtherance of this Order.

TRANSFER/VESTING OF LANDS

4. Upon deposit for registration at the Victoria Land Title Office of a Court certified copy of this Order, together with a letter from Fasken Martineau DuMoulin LLP to the Registrar of Titles at such Land Title Office authorizing the registration of this Order in such Land Title Office, all of the right, title and interest of:

      (a) Western Pulp Inc., in trust (see DD M120024) for the Western Pulp Limited Partnership (a limited partnership created pursuant to the Partnership Act on March 23, 1983 with registration No. 46620-3), and of the said Western Pulp Limited Partnership, in and to those certain parcels or tracts of lands and premises more particularly described as:

            (i)   PID: 000-174-785
                  Lot 2, District Lot 2137, Rupert District Plan 21994

            (ii)  PID: 000-174-831
                  District Lot 1187, Rupert District, except that part in Plan 21605

            (iii) PID: 000-174-858
                  District Lot 2089, Rupert District

            (iv)  PID: 000-174-866
                  District Lot 2090, Rupert District

            (v)   PID: 000-174-793
                  Lot 58, District Lot 2137, Rupert District, Plan 19973

            (vi)  PID: 000-174-807
                  Lot 59, District Lot 2137, Rupert District, Plan 19973

            and

      (b) Western Pulp Inc., in and to those certain parcels or tracts of lands and premises more particularly described as

            (i)   PID: 018-483-224
                  Strata Lot 28, District Lot 2137, Rupert District, Strata Plan VIS2894 together with an interest in the common property in proportion to the unit entitlement of the strata lot as shown on Form 1

      (all collectively the "Lands")

      shall be transferred to and vest in the Purchaser as registered owner in fee simple, without further instrument of transfer or discharge, free and clear of all right, title, interest, encumbrances, liens, charges and equities of redemption of the Petitioners and all persons claiming by, through or under them or any of them, including without limitation all persons who are bound by Orders granted in these proceedings, and their respective heirs, executors, administrators, successors and assigns, but subject to the provisos, reservations and conditions contained in the original Crown Grant thereof and subject to the registered encumbrances with respect to specific land parcels as set forth in schedule B to this Order.

TRANSFER/VESTING OF ASSETS OTHER THAN LANDS

5. With respect to Assets other than Lands (the "Non Land Assets"), upon the execution by the Vendor, or by any other Petitioner as applicable, of such documents of transfer, bills of sale and other documents and instruments as may be necessary or desirable to carry out the Transaction, and upon delivery of such documents of transfer, bills of sale, documents and instruments by the Vendor's solicitors to the Purchaser, and where applicable together with such consents of third parties whose consents are required to transfer any of the Non Land Assets to the Purchaser, all the right, title and interest of the Petitioners in and to the Non Land Assets which may be described or referenced in such documents of transfer, bills of sale, assignments, documents and instruments shall be transferred to and vest in the Purchaser, free and clear of all right, title, interest, encumbrances, liens, charges and equities of redemption of the Petitioners and all persons claiming by, through or under them or any of them, including without limitation all persons who are bound by Orders granted in these proceedings, and their respective heirs, executors, administrators, successors and assigns.

POSSESSION, LIABILITIES, CONTINUED OPERATION

6. The Vendor is hereby authorized, subject to first obtaining the approval of the Monitor and of the Restricted Group (as defined in the previous Orders of this Court) to agree with the Purchaser to an extension of the time for the closing of the Transaction, and to such other amendments to the Agreement as the Vendor considers not to be material, and in such cases all references to the Agreement shall be deemed to be references to the Agreement as so amended.

7. Notwithstanding the Employment Termination Notices which were delivered to Employees pursuant to the Revised Claim Process Order of this Court pronounced on April 6, 2004 and notwithstanding the resulting terminations, if any, of employment of the Employees:

      (a) the employment of the Employees who are employed by the Purchaser in accordance with the Agreement at or after the time of closing of the Transaction is deemed to be and is continuous with their employment by the Vendor, and such Employees have suffered no monetary damages and have no claims against the Petitioners or any of them arising from the termination of employment pursuant to the Employment Termination Notices and are not entitled to vote on or participate in the Plan in relation to such claims, and any such Employee's entitlement to payments due on account of severance pay or any other entitlement, including but not limited to those entitlements set out in the Collective Bargaining Agreement, arising from the termination of employment pursuant to the Employment Termination Notices and the Revised Claims Process Order pronounced by this Court on April 6, 2004 is hereby extinguished; and

      (b) Employees who are employed by the Purchaser in accordance with the Agreement at or after the time of the closing of the Transaction have suffered no monetary damages and have no claims against the Petitioners or any of them arising from the termination of employment pursuant to the Employment Termination Notices and are not entitled to vote on or participate in the Plan in relation to such claims, and the claims of each of such Employees which are based upon the Employment Termination Notices and the resulting termination of employment are hereby extinguished and no Claim filed in these proceedings by any person who agrees to be employed by the Purchaser at or after the time of the closing of the Transaction shall be allowed.

8. The Order granted in these proceedings on April 6, 2004 is hereby amended to permit the Petitioners to continue the operation of the Port Alice Mill beyond May 11, 2004 if the Vendor is of the view that such continued operation is desirable in order to carry out the Transaction.

9. Upon this Order being submitted for registration at the Victoria Land Title Office as aforesaid:

      (a) the Petitioners and all persons claiming by, through or under them or any of them shall deliver up vacant possession of the Assets to the Purchaser; and

      (b) as between the Vendor and the Purchaser, the Purchaser shall be the sole party responsible for all Assumed Obligations, including, without restriction, the Environmental Liabilities, and all Assumed Employee Liabilities. Any claims by any holder of an Assumed Obligation against the Vendor and/or any of the other Petitioners which are not satisfied by the Purchaser will be compromised and extinguished in accordance with the Petitioners' plan of reorganization (the "Plan") (except to the extent that Her Majesty The Queen in Right of The Province of British Columbia is ultimately successful in asserting (which possibility is contemplated by the April 30, 2004 Order)) that Environmental Liabilities are not an Affected Claim under the Plan, and without limitation the Petitioners and the directors, officers, employees and agents of the Petitioners and all persons claiming by, through or under them or any of them, and any transferees of any right, title and interest of the Petitioners in and to any assets of the Petitioners other than the Assets which are transferred to the Purchaser pursuant to the Agreement, shall upon the implementation of the Plan have no further responsibility with respect to such obligations and liabilities effective from the Closing Date.

10. The parties to these proceedings and the Purchaser shall be at liberty to apply for such further and other directions as may be necessary to carry out the terms of this Order.

11. Endorsement of this Order by counsel appearing on this application is hereby dispensed with.

                                           BY THE COURT

                                           ------------------------------------
                                           DEPUTY REGISTRAR

APPROVED AS TO FORM:

-------------------------------------
Solicitor for the Petitioners

                                  SCHEDULE "A"

NOTE -TO BE FINALIZED AT THE HEARING

                                 LIST OF COUNSEL

Michael A. Fitch, Q.C. and           Counsel for the Petitioners
Robert A. Millar

John McLean                          Counsel for KPMG Inc.

Ryan Patryluk                        Counsel for Pulp, Paper & Woodworkers of
                                     Canada, Local 3 - AND - Pulp, Paper &
                                     Woodworkers of Canada, Local 8

Douglas I. Knowles, Q.C.             Counsel for Tricap Restructuring Fund

Richard Orzy                         Counsel for the Committee of Unsecured
                                     Noteholders

William Kaplan, Q.C.                 Counsel for CIT Business Credit Canada Inc.

Richard Butler and David Hatter      Counsel for Her Majesty the Queen in right
                                     of the Province of British Columbia

Raymond Leong                        Counsel for The Attorney General of Canada

J. Joseph Bateman                    Counsel for Wells Fargo Bank Minnesota,
                                     National Association

Kristy Child                         Counsel for Communication, Energy &
                                     Paperworkers' Union, Local 514

Reece Harding                        Counsel for the Village of Port Alice

and Robert Sloman                    Counsel for Herb Doman

Stephen Schacter, Q.C.               Counsel for Hayes Forest Services Limited

Jennifer Glougie, Articled Student   Counsel for the IWA

Paul McLean                          Counsel for Western Forest Products

Stephen R. Ross                      Strathcona Contracting Ltd.

                                  SCHEDULE "B"
                                  ENCUMBRANCES

--------------------------------------------------------------------------------------------
                                            PERMITTED REGISTERED ENCUMBRANCES AS PER
  LEGAL DESCRIPTION OF PARCEL                        PARAGRAPH 4 OF ORDER
--------------------------------------------------------------------------------------------
PID: 000-174-785                     Restrictive Covenant 392667G
Lot 2, District Lot 2137, Rupert       Remarks: DD 392666G, Appurtenant to Lot 1, Plan 21994
District Plan 21994                  Statutory Right-of-Way K111707
                                       Registered Owner of Charge: Village of Port Alice
--------------------------------------------------------------------------------------------
PID: 000-174-793                     Statutory Building Scheme D9389
Lot 58, District Lot 2137, Rupert      Remarks: inter alia, modified by D713,11.10.74
District, Plan 19973                 Statutory Building Scheme D713
                                       Remarks: inter alia, modification of D9389, (See
                                     DD D712)
                                     Statutory Building Scheme H4089
                                       Remarks: inter alia
                                     Statutory Building Scheme H75228
                                       Remarks: inter alia
                                     Statutory Building Scheme J10405
                                       Remarks: inter alia
                                     Statutory Building Scheme J20604
                                       Remarks: inter alia
                                     Restrictive Covenant J109262
                                       Remarks: DDJ108969 inter alia
                                     Statutory Building Scheme L88331
                                       Remarks: inter alia, Section 216 Land Title Act
                                     Covenant M20752
                                     Registered Owner of Charge: Her Majesty the Queen in
                                     Right of the province of British Columbia
                                       Remarks: Section 215, Land Title Act,
                                     Statutory Right-of-Way M19698
                                     Registered Owner of Charge: Village of Port Alice
--------------------------------------------------------------------------------------------
PID: 000-174-807                     Statutory Building Scheme H75228
Lot 59, District Lot 2137, Rupert      Remarks: inter alia
District, Plan 19973                 Restrictive Covenant J109262
                                       Remarks: DDJ108969, inter alia
                                     Statutory Building Scheme L88331
                                       Remarks: inter alia, Section 216, Land Title Act
--------------------------------------------------------------------------------------------
PID: 000-174-831                     Legal Notations:
District Lot 1187, Rupert District,    Subject to Cemetery Act, see DF J108980
Except that Part in Plan 21605
--------------------------------------------------------------------------------------------

                                                                     No. L023489
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT
                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT
                              R.S.B.C., 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT
                              R.S.C. 1985, c. C-44

                                       AND

                   IN THE MATTER OF DOMAN INDUSTRIES LIMITED,
                  ALPINE PROJECTS LIMITED, DIAMOND LUMBER SALES
                     LIMITED, DOMAN FOREST PRODUCTS LIMITED,
                    DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS
                  LIMITED, DOMAN INVESTMENTS LIMITED, DOMAN LOG
                    SUPPLY LTD., DOMAN - WESTERN LUMBER LTD.,
                     EACOM TIMBER SALES LTD., WESTERN FOREST
                  PRODUCTS LIMITED, WESTERN PULP INC., WESTERN
                     PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                      -------------------------------------

                                    O R D E R

                      -------------------------------------

                          FASKEN MARTINEAU DuMOULIN LLP
                             Barristers & Solicitors
                         2100 - 1075 West Georgia Street
                            Vancouver, B.C., V6E 3G2
                                  604 631 3131
                         Counsel: Michael A. Fitch, Q.C.
                               Matter No: DOM00079

                                    EXHIBIT 3
                                  BILL OF SALE

THIS BILL OF SALE dated for reference the 11th day of May, 2004,

BETWEEN:

            WESTERN PULP LIMITED PARTNERSHIP,
            BY ITS GENERAL PARTNER, WESTERN PULP INC.

            (hereinafter referred to as the "VENDOR")

                                                               OF THE FIRST PART

AND:

            PORT ALICE SPECIALTY CELLULOSE INC.

            (hereinafter referred to as the "PURCHASER")

                                                              OF THE SECOND PART

WHEREAS pursuant to an agreement between the Vendor and the Purchaser dated May 9, 2004 and approved by an order pronounced on May ___, 2004 by the Supreme Court of British Columbia in SCBC Action L023489 (the agreement as approved is hereinafter called the "AGREEMENT" and the approving order is hereinafter called the "ORDER") the Vendor agreed to sell and the Purchaser agreed to purchase certain Assets as this term is defined in the Agreement.

      IN CONSIDERATION OF the payment of Purchase Price (as defined in the Agreement), and as part of the transaction to be carried out pursuant to the Agreement, the Vendor hereby bargains, sells, assigns, and transfers over unto the Purchaser all of the right, title and interest of the Vendor in and to the Assets as defined in the Agreement to and for the Purchaser's sole and only use forever.

      This instrument is delivered pursuant to the Agreement and the Order and is delivered and accepted on the basis that:

      (a) this instrument only implements the transaction contemplated by the Agreement and the Order and does not in any way create or impose any new, and does not in any way lessen or abrogate any existing, rights or obligations in favour of or of the Vendor and the Purchaser; and

      (b) all of the rights or obligations which are set out in the Agreement shall survive the execution and delivery of this instrument and will be determined in accordance with the terms of the Agreement and the Order.

      IN WITNESS WHEREOF the Vendor has executed this instrument this 11th day of May, 2004.

WESTERN PULP LIMITED PARTNERSHIP,
BY ITS GENERAL PARTNER, WESTERN PULP INC.

Per:
     ---------------------------------
            Authorized Signatory

Per:
     ---------------------------------
            Authorized Signatory

                                    EXHIBIT 4

                          FORM OF LOG SUPPLY AGREEMENT

As attached.

                              LOG SUPPLY AGREEMENT

THIS LOG SUPPLY AGREEMENT (this "AGREEMENT") dated as of May 11, 2004, by and between PORT ALICE SPECIALTY CELLULOSE INC., a British Columbia corporation (the "PURCHASER") and WESTERN PULP LIMITED PARTNERSHIP, a British Columbia limited partnership (the "VENDOR").

RECITALS

A.    The Purchaser and the Vendor have entered into the Purchase Agreement.

B. Pursuant to the terms of the Purchase Agreement, Purchaser is acquiring the Port Alice Business.

C. The Vendor will sell Pulp Logs (as defined below) to Purchaser and Purchaser will purchase Pulp Logs from Vendor pursuant to the terms and conditions set forth herein.

AGREEMENTS

      In consideration of the foregoing recitals and the agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE 1
                               AGREEMENT AND TERM

1.1 Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement of Purchase and Sale dated May 9, 2004 (the "PURCHASE AGREEMENT") by and between the Purchaser and the Vendor.

1.2 Subject to the terms and conditions of this Agreement, the Vendor shall sell to Purchaser such Pulp Logs as ordered by Purchaser from time to time during the term of this Agreement up to 220,000 cubic metres of Pulp Logs in the aggregate.

1.3 Unless terminated earlier under the provisions hereunder, the term of this Agreement (the "Term") shall be three months, commencing on May 11, 2004 and expiring on August 11, 2004.

1.4 For the purposes of this Agreement, "PULP LOGS" shall mean those logs supplied hereunder in accordance with the specifications set out in Exhibit A (the "SPECIFICATIONS").

                                    ARTICLE 2
                               SUPPLY AND PURCHASE

2.1 The Vendor shall sell to Purchaser and Purchaser shall purchase from the Vendor Pulp Logs in volumes not to exceed those specified below:

        PERIOD                               # OF CUBIC METERS
-------------------------                    -----------------
May 11 to June 11, 2004                           80,000
June 12 to July 11, 2004                          70,000
July 12 to August 11, 2004                        70,000

To the extent that the Purchaser does not purchase the maximum volume of Pulp Logs permissible under any period set out above, the Purchaser shall not be permitted to carry over into the following period any unpurchased volume of Pulp Logs.

2.2 If the Purchaser wishes to order Pulp Logs at any time during the Term it shall submit a written purchase order to Vendor referencing this Agreement and specifying only:

      (a)   that the purchase order is subject to the terms of this Agreement;

      (b) the quantity of Pulp Logs it wishes to order, provided that the amount of Pulp Logs ordered by the Purchaser under this Agreement in any 10 day period shall not, unless agreed to by the Vendor, exceed 25,000 cubic metres.

If any purchase order introduces any other term or condition not covered by this Agreement the Vendor shall not be bound by such term and condition unless the Vendor agrees to it in writing. The Vendor acknowledges that the Purchaser may submit a blanket purchase order, in form reasonably satisfactory to the Vendor, for the entire quantity of Pulp Logs available for purchase hereunder (the "BLANKET ORDER") provided that such purchase order otherwise meets the requirements of the terms of this Agreement, including without limitation sections 2.1 and 2.2.

2.3 Except as provided in this section a purchase order which has been delivered to the Vendor may not be modified or cancelled without the consent of the Vendor and shall represent a binding commitment of the Purchaser to purchase from the Vendor the quantity of Pulp Logs set out in such purchase order in accordance with the terms hereof. The Purchaser may reduce the quantity of Pulp Logs ordered during any particular delivery period specified by Purchaser in a Blanket Order:

      (a) if the Purchaser notifies the Vendor in writing of such reduction, and

      (b)   either:

            (i) such notice is given to the Vendor at least 25 days prior to the first day of the specified delivery period, or

            (ii) at the date of such notice the Vendor has not ordered any Pulp Logs to fulfill the Blanket Order in respect of that delivery period.

The total volume of Pulp Logs (ie. 220,000 cubic meters) which may be ordered under this Agreement shall be reduced by the amount of any volume of Pulp Logs which are ordered by the Purchaser but subsequently cancelled and the Purchaser shall not be entitled to reorder such cancelled volume.

2.4 Upon receipt of a purchase order in accordance with section 2.2, the Vendor shall, subject to section 2.7, purchase the quantity of Pulp Logs set out therein in the log markets from a third party source (other than an affiliate of the Vendor) at such price determined by the Vendor.

2.5 Once the Vendor has ordered Pulp Logs from a third party for delivery to the Purchaser in respect of a particular purchase order, the Vendor shall invoice (the "INITIAL INVOICE") the Purchaser for the price payable by the Vendor to the third party supplier for such Pulp Logs (the "THIRD PARTY PRICE") plus the amounts payable under sections 3.1(a)(ii) and 3.1(a)(iii). The Initial Invoice shall state the expected delivery time (which delivery time shall to the extent reasonably practicable fall within the delivery period specified by Purchaser for that quantity of Pulp Logs). The Purchaser shall pay the amounts owing under each Initial Invoice within one business day of receipt of the invoice by wire transfer to such account as designated by the Vendor and the Vendor shall have no obligation to deliver any Pulp Logs under a purchase order until it has received payment in full of the amounts set out in the Initial Invoice from the Purchaser. The Vendor shall subsequently invoice the Purchaser for the charges referred to in sections 3.1(a)(iv) to 3.1(a)(vi) once they have been determined and the Purchaser shall pay such invoices within 10 days of receipt of such invoices. Any amounts not paid when due hereunder shall bear interest from the date due to the date paid at the rate of 12% per annum.

2.6 Subject to receipt of payment of the amounts due under the Initial Invoice from the Purchaser, the Vendor shall use reasonable commercial efforts to deliver the Pulp Logs as soon as possible after such payment to the Port Alice Mill (and shall use reasonable commercial efforts to deliver Pulp Logs in accordance with the delivery schedules specified by Purchaser). The method of transportation of the Logs to the Port Alice Mill shall be determined by the Vendor in its sole discretion.

2.7 Although the Vendor has no obligation hereunder to sell to the Purchaser any Pulp Logs generated by the Vendor or its affiliates from their own logging operations, the Vendor may, at its option, decide to use such Pulp Logs to fill a purchase order or any quantity ordered under the Blanket Order provided that prior to doing so the parties shall have agreed in writing upon the purchase price to be paid for such Pulp Logs.

2.8 The parties acknowledge that, notwithstanding the effective date of this Agreement, the Vendor has made an initial order of approximately 10,000 cubic meters of Pulp Logs to assist the Purchaser with the restart of operations of the Port Alice Business. Subject to this section, such Pulp Logs shall be governed by the provisions of this Agreement and considered part of the volume to be delivered hereunder. The Purchaser will pay for such Pulp Logs either upon receipt of an invoice from the Vendor or directly to the third party supplier.

2.9 Title to and risk of loss of Pulp Logs under a particular purchase order shall pass to Purchaser upon receipt of payment by the Vendor from the Purchaser of the amounts due under the Initial Invoice. The Purchaser shall be responsible for arranging insurance from and after the point that risk of loss and title passes, provided that since Vendor will arrange for the transportation of the Pulp Logs, Vendor will provide such assistance with respect to the arrangement of transportation insurance as Purchaser may reasonably request. All Pulp Logs shall be received subject to Purchaser's inspection and acceptance (to ensure that the Pulp Logs meet the Specifications).

2.10 The Vendor acknowledges that the Purchaser desires to purchase Pulp Logs at such competitive market prices as are reasonably obtainable in the markets which serve the Port Alice Mill, and the Vendor shall communicate with the Purchaser as often as the Purchaser may reasonably request with respect to the nature of the market for Pulp Logs and the prices that are generally available. The Vendor shall also work co-operatively with the Purchaser to arrange for the shipment of Pulp Logs ordered hereunder, to the extent practicable, consistent with the Purchaser's desires.

                                    ARTICLE 3
                                PRICE AND PAYMENT

3.1 The purchase price payable by the Purchaser to the Vendor for the Pulp Logs purchased by the Purchaser under this Agreement shall be as follows:

      (a) for Pulp Logs which are purchased by the Vendor from third party sources, the purchase price shall be the sum of:

            (i)   the Third Party Price;

            (ii) $1.00 per cubic meter of Pulp Log so purchased under this Agreement;

            (iii) the barging and towing costs to be paid in connection with the delivery of the Pulp Logs to the Port Alice Mill from any facility of the Vendor or its affiliates or any third party facility from which Pulp Logs are acquired;

            (iv) all other costs relating to the delivery of Pulp Logs to the Purchaser, including all costs of storage, loading, demurrage and trucking;

            (v) all costs relating to the measurement (scaling) of Pulp Logs to be supplied under this Agreement; and

            (vi) the reasonable direct out-of-pocket expenses incurred by the Vendor in connection with the acquisition of such Pulp Logs;

      (b) for Pulp Logs which are generated by the Vendor or any of its affiliates from their own logging operations, the purchase price shall be at the prices agreed to by the parties as contemplated by section 2.7.

3.2 The purchase price of any Pulp Logs is exclusive of sales, goods and services and any other taxes applicable to the sale of the Pulp Logs under this Agreement which shall be for the sole responsibility of the Purchaser.

                                    ARTICLE 4
                                ACKNOWLEDGEMENTS

4.1   Each of the parties acknowledge and agree as follows:

      (a) the Pulp Logs supplied by the Vendor will, for the most part, be Pulp Logs which the Vendor has acquired from third party sources and the Vendor shall not be obligated, at any time, to sell to the Purchaser Pulp Logs generated from its or its affiliates own logging operations;

      (b) the Vendor and its affiliates will be purchasing Pulp Logs in the market for its own consumption and while the Vendor agrees to act in a reasonable manner, it shall not be required to discriminate against its own facilities (in terms of price or volume) in order to allocate to the Purchaser particular supplies of Pulp Logs; and

      (c) the Vendor shall use all commercially reasonable efforts to acquire such volumes of Pulp Logs as the Purchaser shall order during the term of this Agreement at competitive prices.

                                    ARTICLE 5
                          TERMINATION AND FORCE MAJEURE

5.1 The Purchaser may terminate this Agreement upon at least 25 days' prior written notice to Vendor. Any such termination of this Agreement shall not release Purchaser from any purchase orders delivered by Purchaser in accordance herewith. Any termination of this Agreement shall not release either party from any liability or other consequences arising from any breach or violation by any such party of the terms of this Agreement prior to the effective time of such termination.

5.2 Either party (the "NON-DEFAULTING PARTY") may terminate this Agreement upon notice in writing to the other party (the "DEFAULTING PARTY") in the event that the Defaulting Party fails to comply with the terms and conditions of this Agreement and such failure continues for a period of 3 Business Days after the Non-Defaulting Party has given written notice of the default to the Defaulting Party requesting that such failure be cured.

5.3 In case either party shall be hindered, delayed or prevented from performing its obligations under this Agreement, or if such performance is rendered impossible by reason of any force majeure event including but not limited to fire, explosion, earthquake, storm, flood, drought, embargo, war or other hostilities, strike, lockout or other labour disturbance, disruptions in transportation, mechanical breakdown, governmental action, or any other cause whatsoever that is beyond a party's reasonable control, the party so hindered, delayed or prevented shall not be liable to the other for the resulting failure to carry out its obligations hereunder. Any such obligations, so far as may be necessary, shall be suspended during the period of such hindrance, delay or prevention, and the term shall be extended by a period of time equal to the duration of all such events of force majeure so as to permit performance of this Agreement as contemplated.

                                    ARTICLE 6
                               WARRANTY OF VENDOR

6.1         The Vendor warrants that:

      (a) the Pulp Logs shall meet the Specifications in all material respects;

      (b)   it possesses title to Pulp Logs sold hereunder; and

      (c) such Pulp Logs will be sold to Purchaser free and clear of all liens and encumbrances.

                                    ARTICLE 7
                            MISCELLANEOUS PROVISIONS

7.1 NO WAIVERS. The failure on the part of either party to exercise or delay in exercising any right or remedy hereunder shall not operate as a waiver of such right or remedy. Any single or partial exercise by a party of any right or remedy hereunder shall not preclude the exercise of any other right or remedy or further exercise of such right or remedy.

7.2 NOTICES. Any notice or other communication under this Agreement shall be in writing and may be delivered personally or transmitted by fax, addressed, as follows:

            in the case of the Purchaser:

                  Port Alice Specialty Cellulose Inc.
                  c/o LaPointe Port Alice Holdings, Inc.
                  P. O. Box 418, La Pointe, WI 54850
                  Facsimile: 715-746-2800
                  Attention: William L. New, President

                  with a copy to:

                  Reinhart Boerner Van Deuren s.c.
                  1000 North Water Street, Suite 2100
                  Milwaukee, WI 53202
                  Facsimile: 414-298-8097
                  Attention: Thomas A. Myers, Esq.

            and in the case of the Vendor, as follows:

                  Western Pulp Limited Partnership
                  c/o Western Pulp Inc.
                  Suite 1500, One Bentall Centre,
                  505 Burrard Street, Vancouver  BC  V7X 1M5
                  Facsimile: 604-665-6292
                  Attention: President

                  with a copy to:

                  Fasken Martineau DuMoulin LLP
                  2100 - 1075 West Georgia Street

                  Vancouver, BC V6E 3G2
                  Facsimile: 604-631-3232
                  Attention : Michael Fitch, Q.C. and Gary Ott

Any such notice or other communication, if given by personal delivery, will be deemed to have been given on the day of actual delivery thereof and, if transmitted by fax before 5:00 p.m. (PST) on a Business Day, will be deemed to have been given on the Business Day, and if transmitted by fax after 5:00 p.m.
(PST) on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission. Delivery by third party delivery services such as Federal Express shall constitute delivery for purposes hereof.

7.3 RELATIONSHIP. The performance by Vendor of its duties and obligations under this Agreement shall be that of an independent contractor and nothing herein contained shall create or imply an agency relationship between the parties, nor shall this Agreement be deemed to constitute a joint venture, franchise or partnership between the parties hereto.

7.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable to a contract executed and performed therein, without giving effect to the conflicts of laws principles thereof.

7.5 ASSIGNMENT. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by either party hereto without the prior written consent of the other party hereto. The Vendor may delegate performance of some or all of its obligations under this Agreement to one or more of its affiliates, provided that notwithstanding such delegation the Vendor shall remain responsible for its obligations under this Agreement.

7.6 ENTIRE UNDERSTANDING. This Agreement represents the entire understanding of the parties with respect to its subject matter and supersedes all prior or contemporaneous writings, correspondence and memoranda with respect hereto. No representations, warranties, agreements or covenants, express or implied, of any kind or character whatsoever with respect to such subject matter have been made by either party to the other, except as herein expressly set forth.

7.7         SUCCESSORS. Subject to the restrictions on assignment set forth in section 8.5 above, this Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties hereto and their respective successors and permitted assigns.

7.8 AMENDMENTS. This Agreement can be modified or amended only by a written amendment executed by both parties.

7.9 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

7.10 THIRD PARTY BENEFICIARIES. Each party intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person or entity other than the Purchaser and Vendor.

7.11 TIME IS OF THE ESSENCE; COMPUTATION OF TIME. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon any day which is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding Business Day.

            IN WITNESS WHEREOF, the parties hereto have caused this Log Supply Agreement to be executed by their duly authorized officer, to be effective as of the day and year first above written.

                                             PORT ALICE SPECIALTY CELLULOSE INC.

                                             By:______________________________
                                                William L. New, President

                                             WESTERN PULP LIMITED PARTNERSHIP
                                             BY ITS GENERAL PARTNER,
                                             WESTERN PULP INC.

                                             By:________________________________
                                                   Ramesh Maniar

                                             By:______________________________
                                                   Phil Hosier

                                    EXHIBIT A
                                 SPECIFICATIONS

The Pulp Logs to be delivered hereunder shall in terms of size and species be consistent with the recent past practice of the Vendor.

                                   SCHEDULE A
                             PENSION AND OTHER PLANS

1.    DEFINITIONS

      In this SCHEDULE A, all capitalized terms shall have the meanings given to them in the Agreement, and:

      (c) "PENSION REPORT" means the actuarial valuation report for funding purposes of the Vendor's Plan as at December 31, 2003;

      (d) "PURCHASER'S PLAN" means a registered pension plan to be established by the Purchaser in which the Transferred Salaried Employees will participate as contemplated in section 2 of this Schedule;

      (e) "TRANSFERRED SALARIED EMPLOYEES" means those salaried employees of the Vendor as of the Closing Date set out in SCHEDULE C who will become salaried employees of the Purchaser;

      (f) "TRANSFERRED UNION EMPLOYEES" means those employees of the Vendor as of the Closing Date set out in SCHEDULE C who are covered by the Collective Agreement and who will become employees of the Purchaser;

      (g) "VENDOR'S PLAN" means the Western Forest Products Limited Retirement Plan for Salaried Employees.

2.    PENSION ARRANGEMENTS

      (a) Effective as of the Closing Date but subject to regulatory approval and the transfer to the Purchaser of the Required Amount, the Purchaser shall assume all of the Vendor's rights, duties and obligations in respect of the Transferred Employees for the provision of pension benefits as such benefits are defined in the Vendor's Plan as at the Closing Date.

      (b) Effective as of the Closing Date, the Purchaser shall assume the obligations of the Vendor with respect to the participation of every Transferred Union Employee who is a member of a multi-employer pension plan of which the Vendor is a participating employer pursuant to the applicable Collective Agreement.

      (c) As of the Closing Date or as soon as practicable thereafter and in any event no later than 120 days after the Closing Date, the Purchaser shall establish and take all reasonable steps to register with the applicable Governmental Authorities the Purchaser's Plan for the Transferred Salaried Employees, which shall contain benefit provisions which are the same in all material respects to those provided to the Transferred Salaried Employees under the Vendor's Plan for service prior to the Closing Date. The benefits in respect of service prior to the Closing Date under the Purchaser's Plan for each Transferred Salaried Employee shall be based on the earnings of such Transferred Salaried Employee on separation of service from the Purchaser, but in any event will not be less than those benefit accrued under the terms of the Vendor's Plan in effect on the Closing Date. The Purchaser shall provide the Vendor with a copy of the plan text for the Purchaser's Plan prior to submission to the applicable Governmental Authorities for review and approval that it complies with the terms of this paragraph (c), such approval not to be unreasonably delayed or withheld.

      (d) Effective as of the Closing Date, the Transferred Salaried Employees shall cease to accrue benefits under the Vendor's Plan, and shall commence to accrue pension benefits under the Purchaser's Plan in respect of employment after the Closing Date. The Purchaser's Plan shall recognize each Transferred Salaried Employee's service with both the Vendor and the Purchaser for all purposes, including eligibility, vesting and entitlement to benefits.

      (e) Using the same going-concern actuarial methods and assumptions described in the Pension Report, the Vendor's actuary is to determine the amount which is necessary to satisfy the going-concern actuarial liabilities accrued to the Closing Date under the Vendor's Plan in respect of the Transferred Salaried Employees as at the Closing Date (the "REQUIRED AMOUNT") and to report this amount to the Purchaser's actuaries for their review and agreement within 15 days following the Closing Date.

      (f) The report will be reviewed by the Purchaser's actuary who, if there is a disagreement as to any amounts reflected therein, shall identify the areas of disagreement to the Vendor's actuary in writing within 15 days of receipt of the report. No disagreements shall relate to the actuarial methods and assumptions provided they are the same as described in the Pension Report, which the parties have agreed will apply. If the two actuaries are unable to resolve their differences, the issue shall be referred to a third actuary acceptable to both actuaries, whose decision shall be final. The Purchaser and the Vendor agree to share the costs of the third actuary if required.

      (g) As soon as practicable after receipt by the Vendor of such regulatory approvals as may be required, the Vendor shall cause the funding agents of the Vendor's Plan to transfer the Required Amount, as approved or adjusted by the regulatory authorities and without any adjustment to either party therefore, and adjusted in accordance with paragraphs (h) and (i) hereof, to the funding agent of the Purchaser's Plan. The date on which assets are transferred from the Vendor's Plan to the Purchaser's Plan pursuant to this paragraph (g) shall be referred to as the "TRANSFER DATE".

      (h) Between the Closing Date and the Transfer Date, any benefit payments which come due during that period in respect of the Transferred Salaried Employees for service prior to the Closing Date shall be paid from the Vendor's Plan. The amount of assets transferred on the Transfer Date shall be adjusted in respect of these payments in accordance with paragraph (i).

      (i) The amounts of assets transferred on the Transfer Date shall be the Required Amount adjusted to reflect:

            (i) interest at the actual rate of return earned on the market value of the Vendor's Plan's assets during the period from the Closing Date to the beginning of the calendar month immediately preceding the calendar month of the Transfer Date, plus interest from the beginning of such month to the Transfer Date based on the prevailing rate for 30 day Government of Canada Treasury Bills as at the beginning of the month immediately preceding the calendar month of the Transfer Date, and

            (ii) any benefit payments made to the Transferred Salaried Employees from the Vendor's Plan during the period between the Closing Date and the Transfer Date as described in paragraph
                  (h) hereof, each such payment adjusted for interest during the period from the benefit payment date to the Transfer Date as described in subparagraph (i) above.

      (j) The Vendor and the Purchaser shall cooperate to make all amendments to the Vendor's Plan and the Purchaser's Plan, and all applications for registration or regulatory approval as are required to implement the terms of this Schedule.

      (k) The parties acknowledge that after the Closing Date the Vendor's Plan is to be transferred to 4204247 Canada Inc. (the "Transferee") pursuant to the Plan of Arrangement filed pursuant to the Companies Creditors Arrangement Act (Canada) proceedings relating to the Vendor and certain other corporations. Prior to transferring the Vendor's Plan to the Transferee the Vendor agrees to require the Transferee to enter into an agreement with the Purchaser pursuant to which the Transferee agrees to carry out any remaining obligations of the Vendor under this Schedule A.

                                   SCHEDULE B
                                     LIST OF
                            CONTRACTS AND AGREEMENTS

1. Electricity Agreement between British Columbia Hydro and Power Authority and Western Pulp Limited Partnership made as of November 27th, 1995

2. Substation Maintenance Services Agreement with BC Hydro made as of June 30, 2000

3. Transmission and Distribution Local Operating Order No. 8T-PAM-01 with BC Hydro made as of July 3, 2002

4. Storage and Terminal Contract between Quatsino Navigation Company Limited and International Raw Materials, Ltd. dated as of January 1, 2002

5. Sales Agency Agreement between Quatsino Navigation Company Limited and Zeta Tech, Inc. made as of June 4, 2001

6. Lump Sum Contract of Private Carriage between Salmon Bay Barge Line, Inc. and Quatsino Navigation Company Limited made as of June 1, 2001, as amended July 11, 2002

7. Contract Agreement between Port Alice Logging Limited and Western Pulp Limited Partnership made as of July 1, 2001

8. Rental Agreement between 330333 BC Ltd. and Western Pulp Limited Partnership made as of March 20, 2003

9. Lease Agreement between Williams Machinery Ltd. and Western Pulp Limited Partnership with respect to 10 forklifts

10. Port Alice Cellulose Operation Ammonia Supply Agreement between Agrium and Western Pulp Limited Partnership made as of January 1, 1998

11. Quicklime Supply Agreement between Chemical Lime Company of Canada Inc. and Western Pulp Limited Partnership made as of March 1, 2000

12. Various lease agreements for photocopiers with each of the following lessors:

      (a)   CISC Capital Inc.

      (b)   National Leasing Group Inc.

      (c)   CIT Financial Ltd.

13. Licence Agreement between Sterling Canada, Inc. and Western Pulp Limited Partnership dated as of November 14, 1994

14. Agency Agreement between Western Pulp Inc. and CellMark AB dated as of September 1, 2003

15. Agency Agreement between Western Pulp Inc. and APR Chemcells Canada Inc. made as of July 1, 2001

16. Purchase orders and other contracts made by the Vendor to purchase pulp logs and chemicals to bring inventory levels up to the levels as agreed by the parties. Each of the parties acknowledge that such pulp logs and chemicals will be delivered after the Closing and paid for by the Purchaser.

17. All customer sales orders and contracts of the Vendor entered into prior to the Closing with respect to the sale of Vendor's products excluding any sales orders retained by the Vendor as part of the Excluded Adjusted Working Capital.

                                   SCHEDULE D
                              LIST OF FIXED ASSETS

EQUIPMENT LIST

 EQUIP.                                            COST
  NO                      TITLE                    CTR.       MODEL              SERIAL
-------     ---------------------------------      ----      -------       -------------------
XM-5201     60 FT. RENTAL MANLIFT                  3329       210099             98630045

XM-5202     PORTABLE CEMENT MIXER                  3456

XM-5205     1988 AMBULANCE (PL.#9556NA)            3323        B350         2B7KB33W4JK139584

XM-5207     BOOM AUGER                             3001

XM-5209     GROVE MODEL 528C                       3329       RT528C              72276

XM~5211     FINISHING ROOM SWEEPER                 3893       285 LP            285-10267

XM-5215     1987 SWINGER LOADER                    3002        1108              100-1678

XM-5216     1995 KUBOTA LOADER                     3215                           10088

XM-5217     1984 SWINGER LOADER                    3215        220               200-2276

XM-5219     1989 SWINGER LOADER                    3002        1106              100-1703

XM-5224     1988 CAT BULLDOZER                     3216       3W0338             8RC01185

XM-5226     CAT 930 SMALL BUCKET LOADER            3329                          41K 4818

XM-5227     CAT 930 BIG BUCKET LOADER              3329        3304              41K6704

XM-5229     CAT 950F LOADER                        3329        950F              5SK3193

XM-5230     CAT 950E LOADER                        3329        950E            PIN 22Z03320

XM-5231     CAT PORTABLE GENERATOR                 3214       M398TA             6665163

XM-5232     FIRE SEAWATER PUMP                     3330        VW53               99442

XM-5233     FIRE PUMP (PP-0522) EMERG, GEN.        3330       D 334               926515

XM-5235     PORTABLE DIESEL TRASH PUMP             3327      16C2.F4L             919708

XM-5236     SAND SPREADER                          3329        OS&O            640-0164-100

XM-5237     OIL SKIMMER SYSTEM                     3327       MI-30

XM-5238     ENVIRONMENTAL GENERATOR                3327      EB3500X           EA6-3016529

XM-5239     PORTABLE HOG SCREEN                    3212     291 Heavy         7-291-4243-95
                                                              Duty

XM-5240     PORTABLE AIR COMPRESSOR                3458      Q1S5DJE             3272X880

XM-5241     LOWBED TRAILER                         3329       LE8-18               Z816

XM-5242     CREW BOAT "KOKANEE"                    3001                          30KA8796

XM-5243     BOOM BOAT "MEGWOD"                     3001                          30KA8795

XM-5244     BOOM BOAT "MAK-E-NUK"                  3001        POD                391310
                                                             NOZZLE

XM-5245     BOOM BOAT "MCQUINNA"                   3001        POD                804791
                                                             NOZZLE

XM-5247     SIDE WINDER #4                         3001       HULL                393359
                                                            NO.2545

XM-5248     SIDEWINDER #5                          3001       HULL                804789
                                                            NO. 2862

 EQUIP.                                            COST
  NO                      TITLE                    CTR.       MODEL              SERIAL
-------     ---------------------------------      ----      -------       -------------------
            18' SUPERWINDER                                                       805715

            WESTERN 8                                                             395746

            WEASTERN 6                                                            391418

XM-5252     1988 MACK DUMP TRUCK                   3329       RD69OS        2M2PI79YXJC00I756

XM-5254     1990 CRANE TRUCK                       3329       C8000         1FDWD80UILVA34371

XM-5258     GARAGE M/W CART                        3002        G2E              J41-032883

XM-5259     1994 FORD FIRE TRUCK                   3454       F35OXL        1FTJW35H3REA47400

XM-5261     1995 FORD RANGER                       3329       RANGER        1FTCRI0U2SPA57919
                                                                XL

XM-5262     1995 FORD 4X2 PICKUP                   3329       F 150         2FTEF15Y0SCA79951

XM-5263     1994 KENWORTH                          3329       T450B         2NKNL70X4TM941217

XM-5265     1996 FORD RANGER (ENVIRO)              3216       RANGER        1FTCRI0U8TPA39815
                                                               XL

XM-5266     1997 FORD F350 SMALL DUMP              3329       F 350         1FDJF37H7VEC41494

XM-5288     1997 F150 FORD PICKUP                  3329         XL          2FTDF1722VCA06623

            1988 B350 DODGE                                                 2B7KB33W4JK139584

XM-5280     1972 SERVICE CREW HYSTER - 15,000 LBS  3329       HI5OF              D6T1540S

XM-5281     1969 SERVICE CREW HYSTER. 20,000 LBS   3329       H200E              67P509N

XM-5282     V90 CAT FORKLIFT - 9,000 LBS (UTAH)    3329        V90               77X2955

XM-5297     1996 DAEWOO FORKLIFT (MOTOR STORAGE)   3929        G25S              12-04662

XM-5298     2000 DAEWOO FORKLIFT (YARD)            3997       G25P-3             D2-01113

XM-5299     2000 DAEWOO FORKLIFT                   3329       G25P-3             D2-01123

XM-5300     2000 DAEWOO FORKLIFT                   3997       G25P-3             D2-01137

XM-5301     2000 DAEWOO FORKLIFT                   3997       G25P-3             D2-01138

XM-5302     2000 DAEWOO FORKLIFT                   3997       G25P-3             D2.01142

XM-5303     2000 DAEWOO FORKLIFT                   3997       G25P-3             D2-01143

XM-5304     2000 DAEWOO FORKLIFT                   3997       G25P-3             D2-01144

XM-5305     2000 DAEWOO FORKLIFT                   3997       G25P-3             D2-01145

XM.5306     2000 DAEWOO FORKLIFT                   3997       G25P-3             D2-01146

XM-5307     2000 DAEWOO FORKLIFT                   3997       G25P-3             D2-01147

XM-5305     2000 DAEWOO FORKLIFT (SUPPLY STORES)   3328       G25P-3             D2-01148

XM-5309     2000 DAEWOO FORKLIFT (YARD)            3329       G25P-3             D2-01149

            CANON PHOTOCOPIER                                 IR5000             NRF01057

            CANON PHOTOCOPIER                                 IR5000             MPL03881

            CANON PHOTOCOPIER                                 IR2200             NGM00240

 EQUIP.                                            COST
  NO                      TITLE                    CTR.       MODEL              SERIAL
-------     ---------------------------------      ----      -------       -------------------
            CANON PHOTOCOPIER                                 NP6551             NJE37254

            CANON PHOTOCOPIER                                 IR3300             MPH36112

            CANON PHOTOCOPIER                                  200L              NSL01013

            CANON PHOTOCOPIER                                NP6412F             NUP00730

            CANON PHOTOCOPIER                                NP7130F             NVH17545

            ALL EQUIPMENT LOCATED AT
            AND USED IN CONNECTION WITH
            THE JEUNE LANDING
            SUBSTATION

                                   SCHEDULE E
                              INTELLECTUAL PROPERTY

Trademark:          ALICELL                                         USA          Registration no.         1,824,785
Trademark:          Q B S                                         CANADA         Registration no.           626,488
Trademark:          ALBRITE                                       CANADA         Registration no.           626,487
Trademark:          QUATSINO SUPER FLUFF                          CANADA         Registration no.           626,472
Trademark:          QUATSINO FLUFF                                CANADA         Registration no.          626, 473
Trademark:          ALIFILM                                       CANADA         Registration no.           626,476
Trademark:          ALISTAPLE - LD                                CANADA         Registration no.           626,475
Trademark:          ALISTPLE                                      CANADA         Registration no.           626,477
Trademark:          ALBRITE - IB                                  CANADA         Registration no.           626,486
Trademark:          Q - PRESS                                     CANADA         Registration no.           626,474
Trademark:          ALIFITE                                       CANADA         Registration no.           626,484
Trademark:          WESTFITE                                      CANADA         Registration no.           626,483
Trademark:          ALI - ETHER                                   CANADA         Registration no.           626,482
Trademark:          W P N                                         CANADA         Registration no.           626,471
Trademark:          DUSTAC*                                        U S A         Registration no.         1,603,277
Trademark:          DUSTAC*                                      AUSTRALIA       Registration no.           717,112

             *Trademark holder: Quatsino Navigation Company Limited

                                   SCHEDULE F
                              LICENSES AND PERMITS

(a)      Waste Management Act Permits

      (i) Permit No. PR-8006, as amended, issued to Western Pulp Limited Partnership, December 5, 1988;

      (ii) Permit No. PE-01240, as amended, issued to Western Pulp Inc., March 30, 1973;

      (iii) Permit No. PA-3760, as amended, issued to Western Pulp Inc., April 27, 1978;

      (iv) Permit No. PR-11436, as amended, issued to Western Pulp Inc., August 29, 2001;

      (v) Permit No. PR-01634, as amended, issued to Western Pulp Inc., July 17, 1972.

(b)      Water Licences and Related Permits

      (i) Conditional Water Licence No. 60904, issued to Western Pulp Inc., April 9, 1985 (Victoria Lake);

      (ii) Permit No. 18062, issued to Western Pulp Inc., June 15, 1990 (authorizing occupation of Crown Land for purposes of Licence No. 60904);

      (iii) Conditional Water Licence No. 37968, issued to Rayonier Canada Ltd.*, dated January 4, 1972 (Fire Creek);

      (iv) Permit No. 8285, issued to Rayonier Canada Ltd.*, January 4, 1972 (authorizing occupation of Crown Land for purposes of Licence No. 37968);

      (v) Conditional Water Licence No. 43569, issued to Rayonier Canada Ltd.*, January 2, 1975 (Victoria Lake);

      (vi) Conditional Water Licence No. 43570, issued to Rayonier Canada Ltd.*, January 2, 1975 (Victoria Lake);

      (vii) Conditional Water Licence No. 9647, issued to British Columbia Pulp & Paper Company, Ltd.*, July 20, 1928 (Victoria Lake);

      (viii) Conditional Water Licence No. 37969, issued to Rayonier Canada Ltd.*, January 4, 1972 (Grass Creek);

      (ix) Permit No. 8286 issued to Rayonier Canada Ltd.*, January 4, 1972 (authorizing occupation of Crown Land for purposes of Licence No. 37969).

      *all water licences associated with the Port Alice Mill have now been recorded in the name of Western Pulp Inc. (letter from Ministry of the Environment, January 5, 1984).

(c)      Special Use Permit

      (i) Special Use Permit no. 23802, issued to Western Pulp Inc., October 9, 2003.

(d)      Foreshore Leases

      (i) Lease No. 101036, District Lot 2116, Rupert District, Western Forest Products Limited as lessee

      (ii) Lease No. 101517 - District Lot 2093, Rupert District, Western Forest Products Limited as lessee

      (iii) Lease No. 101590 - District Lot 2095, Rupert District, Western Forest Products Limited as lessee

      (iv) Lease No. 107577 between Her Majesty the Queen in Right of the Province of British Columbia and Western Pulp Inc. dated for reference June 9, 2000 for aquatic lands legally described as District Lot 1188, Rupert District, containing approximately 30.35 hectares (term of 30 years).

(e)      Rights of Way granted by Order-in-Council

      (i) Water pipeline right-of-way approved and ordered by Order in Council No. 997 dated the 30th day of April, 1963; and

      (ii) Electrical power transmission line right-of-way approved and ordered by Order in Council No. 1023 dated the 30th day of April, 1963.

                                   SCHEDULE G
                             PERMITTED ENCUMBRANCES

(a)      PID: 000-174-785:

      (i)   Restrictive Covenant 392667G
            Remarks: DD 392666G, Appurtenant to Lot 1, Plan 21994

      (ii)  Statutory Right-of-Way K111707
            Registered Owner of Charge: Village of Port Alice

(b)      PID: 000-174-793

      (i)   Statutory Building Scheme D9389
            Remarks: inter alia, modified by D713, 11.10.74

      (ii)  Statutory Building Scheme D713
            Remarks: inter alia, modification of D9389, (See DD D712)

      (iii) Statutory Building Scheme H4089
            Remarks: inter alia

      (iv)  Statutory Building Scheme H75228
            Remarks: inter alia

      (v)   Statutory Building Scheme J10405
            Remarks: inter alia

      (vi)  Statutory Building Scheme J20604
            Remarks: inter alia

      (vii) Restrictive Covenant J109262
            Remarks: DDJ108969 inter alia

      (viii)Statutory Building Scheme L8831
            Remarks: inter alia, Section 216, Land Title Act

      (ix)  Covenant M20752
            Registered Owner of Charge: Her Majesty the Queen in Right of the province of British Columbia
            Remarks: Section 215, Land Title Act

      (x)   Statutory Right-of-Way M19698
            Registered Owner of Charge: Village of Port Alice

(c)      PID: 000-174-807

      (i)   Statutory Building Scheme H75228
            Remarks: inter alia

      (ii)  Restrictive Covenant J109262
            Remarks: DDJ108969, inter alia

      (iii) Statutory Building Scheme L88331
            Remarks: inter alia, Section 216, Land Title Act

(d)      PID: 000-174-831

      (i)   Subject to Cemetery Act, see DF J108980

(e)      PPSA

      (i)   Base Registration Nos. 9048971, 9127360, 9127361, 9127362, 9127363,
            9127365, 9127366, 9127368, 9063615, 092850A and 996796A.

                                   SCHEDULE H
                                   REAL ESTATE

(a)      Real Property registered in name of Western Pulp Inc., in trust (DD
         M120024)

      (i)   PID: 000-174-785
            Lot 2, District Lot 2137, Rupert District Plan 21994

      (ii)  PID: 000-174-831
            District Lot 1187, Rupert District, except that part in Plan 21605

      (iii) PID: 000-174-858
            District Lot 2089, Rupert District

      (iv)  PID: 000-174-866
            District Lot 2090, Rupert District

      (v)   PID: 000-174-793
            Lot 58, District Lot 2137, Rupert District, Plan 19973

      (vi)  PID: 000-174-807
            Lot 59, District Lot 2137, Rupert District, Plan 19973

(b)      Real Property registered in name of Western Pulp Inc.

      (i)   PID: 018-483-224
            Strata Lot 28, District Lot 2137, Rupert District, Strata Plan VIS2894 together with an interest in the common property in proportion to the unit entitlement of the strata lot as shown on Form 1

                                   SCHEDULE I
                                    RESERVED

                                   SCHEDULE J
                                APPOINTMENT ORDER

See attached

SUPREME COURT OF BRITISH COLUMBIA                                    No. L023489

[SEAL VANCOUVER REGISTRY]                                     VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

                  IN THE MATTER OF DOMAN INDUSTRIES LIMITED AND

                       THOSE CORPORATIONS AND PARTNERSHIPS

                     DESCRIBED IN THE ATTACHED SCHEDULE "A"

                                                                     PETITIONERS

                                  INITIAL ORDER

                 BEFORE THE HONOURABLE    )    THURSDAY, THE 7th
                                          )
                 MR. JUSTICE TYSOE        )    DAY OF NOVEMBER, 2002

THIS APPLICATION coming on for hearing Ex Parte at Vancouver, British Columbia, on this day, and on hearing Michael A. Fitch, Q.C. and Robert A. Millar, of counsel for the Petitioner, and in the presence of Mary I.A. Buttery, on behalf of certain of the unsecured bondholders of the Petitioners, William C. Kaplan, Q.C. and Peter L. Rubin on behalf of CIT Business Credit Canada Inc., and John
I. McLean on behalf of KPMG Inc.; AND ON READING the pleadings and other materials filed herein; AND pursuant to the Companies' Creditors Arrangement Act, R.S.C. 1985 c. C-36 ("CCAA"), the Company Act, R.S.B.C. 1996, c.62, the Canada Business Corporations Act, R.S.C. 1985, the Partnership Act, R.S.B.C., 1996, c.348, c. C-44, Rules 3, 10, 12, 13(1), 13(6), 14 and 44 of the Rules of
Court and the inherent jurisdiction of This Honourable Court:

THIS COURT ORDERS AND DECLARES THAT:

AUTHORIZATION

1. All of the Petitioners, other than Western Pulp Limited Partnership ("WPLP"), are corporations to which the Companies' Creditors Arrangement Act R.S.C. 1985, c. C-36 (the "CCAA") applies, that the Petitioner, WPLP, is a limited partnership to which the Partnership Act, R.S.B.C. 1996, c. 348 (the "Partnership Act") applies, and the Petitioners, other than WPLP, are corporations to which the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the "CBCA") and the Company Act, R.S.B.C, 1996 c.62 (the "BCCA") apply.

2. All of the subsequent provisions of this Order shall apply, unless otherwise expressly stated to the contrary, to the assets and creditors of the Petitioner WPLP, on the same basis as those provisions apply to the remaining Petitioners, and all of the relief provided for in this Order against those Petitioners Western Pulp Inc., Western Forest Products Limited and Doman Forest Products Limited who collectively constitute all of the general and limited partners of WPLP (the "WPLP Petitioners") applies to such WPLP Petitioners both in their own capacity and in their capacity as a general or limited partner of WPLP.

PLAN OF ARRANGEMENT

3. The Petitioners, other than WPLP (hereafter collectively referred to as the "Corporate Petitioners") are authorized to jointly file with this Court a consolidated Plan of Compromise or Arrangement between the Petitioners and one or more classes of their creditors pursuant to the CCAA and the CBCA (the "Plan") which is consistent with the terms and conditions of the term sheet between the Petitioners and Tricap Restructuring Fund, certain funds managed by Merrill Lynch Investment Managers LP and Oppenheimer & Co. (collectively, the "Noteholder Group") attached as Schedule "D" to the Petition filed in these proceedings on this date as it may be amended from time to time by agreement between the parties (the "Term Sheet"), on or before December 6, 2002, or such later date as this Court may subsequently order, provided that approval of the Plan is deferred pending further Court application.

STAY OF PROCEEDINGS

4.          Effective on the pronouncement of this Order (the "Filing Date"):

      (a) all proceedings taken or that might be taken in respect of the Petitioners and each of them under the Bankruptcy and Insolvency Act ("BIA") and the Winding -Up Act or any similar insolvency statute in any other jurisdiction (except for a voluntary filing under the BIA or similar insolvency statute by any of the Petitioners) are stayed;

      (b) any further proceedings in any action, suit or proceeding whenever commenced against any of the Petitioners or their present or future property (whether real or personal), assets (whether fixed or current), businesses, undertakings including without limitation any rights, authorizations, licences, franchises, dealerships, permits, approvals, uses or consents held by, issued to or in favour of the Petitioners and wherever located (the "Assets") are stayed;

      (c) no suit, action, enforcement process, extra-judicial proceeding or proceeding of any other nature (including, without restriction, any application or proceeding pursuant to the Canada Labour Code, Labour Relations Code of British Columbia, the Employment Standards Act of British Columbia, the Corporation Capital Tax Act of British Columbia, the Environmental Protection Act of British Columbia, the Forest Act of British Columbia, the Forest Practices Code Act of British Columbia, the Tugboat Worker Lien Act of British Columbia, the Warehouse Lien Act of British Columbia, the Logging Tax Act of British Columbia, the Mining Tax Act of British Columbia, the Waste Management Act of British Columbia, or federal, provincial or other legislation in any other jurisdiction of like or similar import) shall be proceeded with or commenced against any of the Petitioners;

      (d) no suit, action or other proceeding shall be proceeded with or commenced against any current or former director, officer or employee of any of the Petitioners relating to claims involving acts or omissions of those persons in their capacity as directors, officers or employees or in any other way related to matters arising from their relationship with any of the Petitioners which arose prior to the Filing Date except as permitted by the CCAA, and in particular, no shareholder of the Petitioner may bring any action or proceeding or claim any relief in relation to losses that they allege to have suffered in their capacity as shareholder or in relation to derivative rights of the Petitioners against such current or former directors, officers or employees;

      (e) the right of any person, firm, company, body or government authority (whether federal, provincial or municipal) to realize upon or otherwise deal with the Assets or any other right or property of the Petitioners or any security, charge, lien, right or power of sale, seizure, forfeiture or attachment (statutory or otherwise) held by that person on or with respect to the Assets including the right of any creditor to take any step in asserting or perfecting any right to the revendication or repossession of any goods supplied to any of the Petitioners, is stayed and postponed, except that any person alleging a claim of lien against any of the Petitioners' assets which might expire on the effluxion of time without filing of the lien in the appropriate registry or commencement of legal proceedings shall remain at liberty to file a lien and to commence proceedings in court to enforce such a lien, provided that no further step shall be taken in such lien action after the legal proceeding is commenced and the initiating documentation is served upon such Petitioner;

      (f) all creditors of the Petitioners are enjoined from making demand for payment upon any of the Petitioners or otherwise crystallizing or accelerating any indebtedness owed by any of the Petitioners;

      (g) no creditor shall take any proceeding, step or process against any of the Petitioners which constitutes a condition or prerequisite for the initiation of any proceedings, suits or actions against any third party upon letters of credit issued by that party to or for the benefit of any creditor of any of the Petitioners, or in respect of guarantees in favour of, or for the benefit of, any creditor of any of the Petitioners;

      (h) no creditor of any of the Petitioners may exercise any right of set-off against any Petitioner or its assets to which it may be or become entitled except as permitted by the CCAA or the Court; and

      (i) all obligations of the Petitioners incurred prior to the Filing Date are suspended, except that the Petitioners may:

            (i) pay the entire amount of their obligations to any creditor if the amount of such obligations, as agreed between the Petitioners and the creditor, is $10,000 or less at the Filing Date; and

            (ii) pay $10,000 to any other creditor, the outstanding obligations to which are greater than $10,000, provided such creditor agrees to accept that amount in full satisfaction of all obligations of the Petitioners to such creditor as at the Filing Date.

CONTINUATION OF SERVICES

5. All persons, including any governmental or regulatory bodies or authorities, having agreements with any of the Petitioners whether written or oral for the supply or use of goods or any other property of any nature or kind or any right therein or the provision of services to any of the Petitioners (including, without limitation, leases of goods, chemical supply contracts, fibre supply agreements, licenses, transportation agreements and contracts of insurance, whether Directors and Officers liability insurance or otherwise are enjoined from accelerating, terminating, determining or cancelling such agreements or acting upon any right of forfeiture (statutory, contractual or otherwise), irrespective of either any default or non-performance by the Petitioners hereunder which occurred prior to the Filing Date, or the commencement of these proceedings, and such persons shall continue to supply the goods or services pursuant to the provisions of such agreements so long as the affected Petitioner pays the prices or charges under the agreements for such goods or services supplied (subject to the Petitioners' ongoing entitlement to the benefit of any applicable volume rebates or discounts based upon volumes supplied during the period prior to the Filing Date) after the Filing Date concurrently with such supply, or alternatively when the same become due in accordance with the payment terms negotiated between any Petitioner and such person subsequent to the Filing Date and, without limiting the generality of the foregoing, all persons are enjoined until further order of this Court from discontinuing, interfering with or cutting off any utility (including any telecommunication service whether land based, cellular, mobile or otherwise, at present telephone numbers), and the furnishing of oil, gas, water, heat or electricity provided to any of the Petitioners so long as such Petitioner pays the prices or charges for such goods and services incurred after the Filing Date on the basis described above.

6. All persons having other agreements or other contracts with any of the Petitioners (including, without limitation, persons having entered into asset purchase contracts, service contracts, licensor agreements or remediation contracts and any governmental agency, authority or body) are restrained and enjoined from accelerating, terminating, determining, repudiating or cancelling such agreements or acting upon any right of forfeiture (statutory, contractual or otherwise) irrespective of any default or non-performance by the Petitioners hereunder prior to the Filing Date, or the commencement of these proceedings, without the written consent of the affected Petitioner, or leave of this Court and all such persons shall continue to perform and observe the terms, conditions and provisions contained in such agreements on their part to be performed or observed and, without limiting the generality of the foregoing, all persons are restrained until further order of this Court from terminating, cancelling, repudiating or otherwise withdrawing any authorization, licences, franchises, rights of way, permits, approvals or consents, and from disturbing or otherwise interfering in any way with the present or future occupation or possession by any Petitioner of any premises leased or equipment leased or subleased by any Petitioner and the landlords of premises leased or subleased by any Petitioner are hereby specifically restrained from taking any step to terminate any lease or sublease to which such Petitioner is a party whether by notice of termination or otherwise, unless the written consent of such Petitioner or leave of this Court so to do has been first obtained.

7.          Without limiting the generality of the foregoing paragraph:

      (a) IGI Resources Inc., Centra Gas British Columbia Inc. and Duke Energy Gas Transmission Company Ltd. and each of them (collectively, "Gasco") is hereby specifically enjoined from discontinuing, interfering with or cutting off the supply of natural gas or other goods or services to the Petitioners or from requiring that the Petitioners provide to Gasco further letters of credit or any other form of security as a precondition to the continued supply of natural gas or other goods or services to the Petitioners' facilities; and

      (b) any and all proceedings, including without limitation, actions, applications, motions, suits, any extra-judicial proceedings or remedies, taken or that may be taken by any entity, including the Toronto Stock Exchange exercising regulatory or administrative functions of or pertaining to government in Canada or elsewhere are hereby suspended and no suit, action, other proceeding or extra-judicial remedy or enforcement process shall be proceeded with or commenced against the Petitioners.

8. All persons are restrained and enjoined from refusing to supply goods or services to the Petitioners by reason only of the Petitioners' failure to pay the pre-Filing Date claims of those persons.

POST-FILING OPERATIONS

9. Subject to the terms of this Order, the Petitioners shall remain in possession and control of the Assets, and subject to this Order and any other order made in these proceedings, shall continue to carry on business in a manner consistent with the preservation of the value of the Petitioners' business and property, provided that the Petitioners shall at all times comply with, and carry on their businesses in a manner consistent with, the Term Sheet and the transactions proposed therein and, for greater certainty, the Petitioners shall diligently pursue a restructuring in these proceedings consistent with the terms and conditions of the Term Sheet and shall respond to all reasonable enquiries made by, and provide ongoing information to, the Noteholder Group.

10. The Petitioners, unless otherwise authorized by this Order, may pay or otherwise satisfy only those obligations incurred by any of the Petitioners after the Filing Date to persons who advance or supply goods or services to any Petitioner after the Filing Date (including goods or services supplied or provided after the Filing Date under purchase orders outstanding at the Filing
Date), provided that:

      (a) each Petitioner may pay all wages, source deductions, benefits (including any long and short term disability payments, pension plan payments or contributions and retiring allowances), expenses, vacation pay and other monies owing to or in respect of its employees (including former employees) or consultants, including severance pay and obligations owed to former employees in relation to home equity purchase programs (hereinafter collectively referred to as "Wages") whether or not the same are payable or accrue before or after the Filing Date;

      (b) the Petitioners may maintain the secured payroll facilities established with The Toronto-Dominion Bank ("TD Bank") in respect of Wages to be paid to employees of various Petitioners;

      (c) in the event TD Bank is not reimbursed by the Petitioners for the amount of Wages TD Bank pays to employees at the request of the Petitioners, TD Bank shall be at liberty to recover the amount of Wages it pays to employees at the request of the Petitioners from the term deposit in the principal amount of CDN$6,495,000 pledged by the Petitioner Doman Forest Products Limited to TD Bank as security for such payroll facilities notwithstanding the stay of proceedings created under paragraph 4 of this Order; and

      (d) the Petitioners may continue to make payments to the Province of British Columbia for any amounts outstanding from any of the Petitioners to the Provincial Crown or any of its agencies, to the U.S. Government in relation to softwood duties and to landlords, equipment lessors, parties in possession of, or warehousing, goods owned by any of the Petitioners, and logging, silviculture, road building, and hauling contractors for uncontested amounts due from the Petitioners for services provided to the Petitioners in the normal course of their business (collectively, the "Unaffected Creditors"), irrespective of whether such payments relate to services provided or amounts payable before or after the Filing Date.

11. Subject to the following paragraph of this Order, none of the Petitioners shall sell or otherwise dispose of Assets outside of the ordinary course of business except with the authorization of the Court, provided that the Petitioners are at liberty, with the consent of the Monitor, to sell any of their Assets not necessary for their ongoing business operations and to terminate or repudiate such of their supplier, service or other arrangements, agreements and other obligations of any nature whatsoever, whether written or oral (other than a "replaceable contract" as defined under section 152 of the Forest Act of British Columbia) as they deem appropriate without further Court Order, and the financial consequences of such terminations or repudiations shall be dealt with as creditor claims under the Plan.

12. Notwithstanding any other provision of this Order, the Petitioners shall, unless otherwise consented to in advance by the Noteholder Group and the Monitor, carry on only in accordance with the ordinary course of their businesses and in a manner consistent with their past practice (the "Ordinary Course") and, for greater certainty, without such consent the Petitioners shall not:

      (a) sell, lease or otherwise assign, transfer or dispose of any material assets other than inventory in the Ordinary Course;

      (b) incur any material indebtedness other than Ordinary Course trade debt and permitted drawdowns under the CIT Facility (as subsequently defined) up to a maximum of $65 million;

      (c) permanently eliminate or shut down any material portion of their businesses;

      (d) fail to preserve and maintain all of their assets, rights, interests, operations and businesses including, without limitation, equipment, plants, inventory and all operating permits, tenures and licences;

      (e) incur any material debt (other than pursuant to the CIT Facility) or contractual obligation, liability or commitment outside the Ordinary Course;

      (f) materially modify or amend existing contractual agreements, arrangements and practices;

      (g) modify payment practices including through the use of deferred payment arrangements;

      (h) create, grant or allow the incurrence of security interests, charges or liens other than in the Ordinary Course;

      (i) increase compensation and other amounts paid or payable to employees, officers and directors;

      (j)   pay any amounts to shareholders;

      (k) make any capital expenditures other than such essential expenditures which must be made during the course of these proceedings in order to preserve and maintain their assets, operations and businesses in accordance with the requirements of this order;

      (l) transfer any monies or assets between their respective corporations other than in the Ordinary Course; and

      (m) settle, compromise or otherwise affect existing material claims, litigation or similar rights.

13. Except as otherwise provided in this Order, each of the Petitioners is hereby directed until further order of this Court:

      (a) to make no payments either for principal or interest on account of amounts owed by it to its creditors as of the Filing Date, other than, notwithstanding this filing, payments to be made pursuant to the terms of the financing agreement entered into by certain of the Petitioners with CIT Business Credit Canada Inc. ("CIT") dated March 1, 2002 as amended by the parties in anticipation of these proceedings (the "CIT Facility") and payments to Unaffected Creditors except as authorized by this or further Order;

      (b) to grant no mortgages, charges or other security upon or in respect of its Assets or become a guarantor or surety or otherwise become liable in any manner with respect to any other person or entity other than any one or more of the Petitioners, except as authorized by this or further Order;

      (c) to grant credit only to the customers of their business and then only for goods or services actually supplied and on payment terms ordinarily granted by them in the usual course of business; and

      (d) to comply with a comprehensive cash flow budget (the "Budget") to be prepared by the Petitioners and to be reviewed and consented to by the Noteholder Group.

14. Subject to further order of this Court and the terms of this Order including, in particular, the provisions of paragraph 12, the Petitioners shall apply their funds solely in accordance with the Budget to pay obligations incurred for the following purposes:

      (a) payment of the fees and disbursements of counsel retained by the Petitioners in respect of:

            (i) these proceedings, or any other similar proceedings in other jurisdictions in which any of the Petitioners or any other subsidiary or affiliated companies of the Petitioners are domiciled, and any matters contemplated hereunder, relating hereto or arising therefrom whether incurred before or after the Filing Date;

            (ii) the restructuring of the Petitioners whenever and wherever incurred; and

            (iii) any litigation in which any Petitioner is named as a
                  Plaintiff, Defendant or otherwise, whether commenced before or after the Filing Date;

      (b) payment of the fees and disbursements of the Monitor (including its legal counsel) appointed in these proceedings in respect of these proceedings, whenever incurred and/or any subsidiary or affiliated company of any Petitioner, and payment of the fees and disbursements of counsel retained by the Noteholder Group in respect of these proceedings;

      (c) payment, in the ordinary course, of all Wages as well as any existing or future priority claims of the federal or provincial Crown in respect of any Petitioner including, without limitation, amounts owing in respect of federal or provincial sales tax (including GST), amounts owing in respect of source deductions on account of employee income tax payable, Canada Pension Plan contributions payable, unemployment insurance premiums payable, amounts payable to any workers' compensation authority whether as premiums or assessments, and amounts owing on account of federal excise tax;

      (d) payments for goods or services actually delivered or supplied to any Petitioner following the Filing Date;

      (e) payment of any outstanding and future premiums on current policies relating to director and officer liability insurance, and any renewals thereof;

      (f) payment of such capital expenditures as are reasonably necessary for the preservation and protection of the Assets in accordance with the terms of paragraph 12 of this Order;

      (g) payment of ongoing monthly rent for leased premises based upon the terms of any Petitioner's existing lease arrangements and payment of ongoing monthly rent for leased equipment if the premises are occupied by the affected Petitioner subsequent to the Filing Date or the equipment remains in the possession of the affected Petitioner irrespective of whether or not such rental amounts accrued before or after the Filing Date;

      (h) payment of all expenses reasonably necessary for the maintenance and preservation of the Assets, including, without limitation, payments on account of insurance and security; and

      (i) payment to CIT and Unaffected Creditors as authorized by the preceding paragraph of this Order.

FINANCIAL ARRANGEMENTS

15.         Notwithstanding any other provision in this Order:

      (a) CIT will be at liberty to revolve its operating loan facility with the Petitioners and the Petitioners will be at liberty to make payments to CIT, from time to time, on a similar basis to that which occurred prior to the Filing Date, subject to any amendment to those terms which are agreed between the Petitioners and CIT;

      (b) CIT will be under no obligation to advance any further amounts or provide further accommodation to the Petitioners after the Filing Date unless it consents to do so;

      (c) CIT will not be subject to the stay of proceedings created under paragraph 4 of this Order; and

      (d) TD Bank and the Petitioners are hereby authorized and directed to allow payment from the Petitioners' bank accounts of any cheques presented on such accounts dated on or before the Filing Date which relate to Wages or to amounts payable to Unaffected Creditors which are confirmed by the Monitor to relate to Wages or payments to Unaffected Creditors;

16. The Petitioners are permitted to indemnify their present and future directors and officers and each of them with respect to any personal liability they might incur as directors and officers of the Petitioners for the current payroll obligations of such Petitioners to their employees for Wages as calculated under the Employment Standards Act R.S.B.C. 1996, c.113 and similar statutes in other jurisdictions and remittances in connection therewith pursuant to the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended, the Canada Pension Plan Act, R.S.C. 1985, c. C-8, as amended, and the Employment Insurance Act, R.S.C. 1996, c.23, as amended as those amounts are earned from time to time, including the outstanding statutory vacation pay, banked overtime, severance pay or home equity purchase program entitlement owed to its employees, amounts owing in respect of federal or provincial sales or excise tax (including
GST), and amounts owing in respect of any workers' compensation authority whether as premiums or assessments or any other legislation under which they might incur personal liability provided further that:

      (a) such indemnity shall apply only to the extent that the directors and officers have acted honestly and in good faith with a view to the best interests of the Petitioners, have not committed willful misconduct or negligence, and have not authorized actions or conduct inconsistent with the terms of the this Order or any other order subsequently pronounced in these proceedings; and

      (b) the directors and officers shall be entitled to the benefit of, and are hereby granted, a second charge and security interest over the assets of the Petitioners in priority to all other creditors of the Petitioners to secure such indemnification (the "Directors'

            Charge"), subject in priority only to the security interest held by CIT under the CIT Facility and the Administrative Charge created by this Order.

MONITOR APPOINTMENT

17. KPMG Inc. is hereby appointed until further order of this Court as Monitor of the Petitioners with the following powers and duties:

      (a) to receive such information as the Monitor considers relevant for purposes of monitoring the Petitioners' business and financial affairs and to assist the Petitioners in the preparation of cash flow statements and other financial reports as may be required by the Petitioners or the Court including, without limitation:

            (i) summaries of the Petitioners' inventories, receivables, cash receipts, cash disbursements, expenses, short-term investments and bank balances; and

            (ii)  projected cash flow information;

      (b) to have access to all books and records, including financial records, of the Petitioners;

      (c) to appoint legal counsel, and to obtain such assistance from time to time as it may consider necessary in respect of its powers and duties hereunder;

      (d) to report any material adverse change in the Petitioners' financial circumstances subsequent to the Filing Date, or any failure of the Petitioners to comply with any of the terms of this Order;

      (e) to assist the Petitioners in the administration of meetings of creditors to consider the Plan;

      (f) to report to the Court from time to time concerning the affairs of the Petitioners and their financial position;

      (g) to respond to all reasonable enquiries made by, and provide ongoing information to, creditors of the Petitioners including the Noteholder Group; and

      (h) to serve, if necessary, as a "foreign representative" for any of the Petitioners or any of their related subsidiaries and affiliates in any proceedings outside of Canada.

18. The Petitioners, their shareholders, officers, directors, agents and employees shall cooperate fully with the Monitor in the performance of its duties and the exercise of its powers under this Order and, in particular, provide the Monitor with such access to the Petitioners' books, records, assets and premises as the Monitor requires to exercise its powers and perform its obligations hereunder.

19.         The Monitor:

      (a) shall, except as specifically otherwise provided in this Order, incur no liability or financial obligation as a result of the making of this Order, the appointment of the Monitor or the carrying out of the provisions of this Order, save and except that the Monitor shall be liable for negligence or wilful misconduct on its part;

      (b) is not hereby empowered to take possession of the Assets of the Petitioners or to manage any of the business and affairs of the Petitioners and shall not constitute an employer or a successor employer within the meaning of any legislation, governing employment or labour standards or any other statute, regulation or rule of law or equity for any purpose whatsoever and, further, shall be deemed not to be in possession or control of the Assets of the Petitioners or of the Petitioners' business and affairs whether pursuant to any legislation enacted for the protection of the environment or any other statute, regulation or rule of law or equity for any purpose whatsoever;

      (c) shall not, by reason of the powers and duties granted hereunder, be constituted as an officer of the Petitioners under any applicable provincial or federal legislation;

      (d) need not file security with this Court for the due and proper performance of its powers and duties as Monitor;

      (e) shall be paid in respect of its remuneration, costs and expenses from time to time in accordance with the rate schedules previously delivered to the Petitioners, subject to the passing of such accounts before a Master or Registrar of this Court and each amount so paid shall constitute an advance against such remuneration, cost and expenses which remuneration (including secretarial and clerical costs) shall be taxed on the basis of the normal hourly charges of the Monitor in acting as insolvency professionals; and

      (f) may from time to time apply to this Court for direction and guidance in the discharge of its duties and powers as Monitor hereunder.

ADMINISTRATIVE AND DIRECTORS' CHARGE

20. The Monitor, any legal counsel appointed by the Monitor, the legal counsel for the Petitioners, and the legal counsel to the Noteholder Group shall be entitled in respect of their remuneration, costs and expenses whenever and wherever incurred to indemnity out of, and shall have a first charge and security interest on, the Assets of the Petitioners, in priority to all creditors of the Petitioners (other than CIT), the Directors' Charge and any other encumbrances, security or security interest now outstanding other than the security held by CIT in relation to the CIT Facility (the "Administrative Charge"), limited to the aggregate sum of $1 million.

21. The Administrative Charge and the Directors' Charge shall each attach to all the Assets, including, without limitation, any lease, license, permit or other contract, notwithstanding any requirement for the consent of the lessor, licensor or other party to any such contract, license, permit, or any other person, and the necessity for registration or the giving of any such consent is hereby dispensed with, and the absence of any such consent shall not constitute a breach of or default under any such lease, license, permit or other contract.

22. The Administrative Charge and the Directors' Charge shall each be deemed to be valid and effective notwithstanding any negative covenant, prohibition or any other provision with respect to incurring debt or the creation of liens or security contained in any existing agreement between the Petitioners and their creditors, including without limitation, those contained in any existing credit agreements to which the Petitioners are a party, and, notwithstanding any provision to the contrary in any such agreements, the creation of the Administrative Charge shall not create or be deemed to constitute a breach by a Petitioner of any agreement to which they are a party.

23. The Administrative Charge and the Directors' Charge shall each rank in priority to any and all charges, encumbrances or security of whatsoever nature or kind which may at any time exist with respect to the Assets other than the security interest held by CIT in relation to the CIT Facility, and no filing shall be required to register or perfect such Administrative Charge or Directors' Charge.

PETITION AND CONFIRMATION HEARING

24. The hearing of the Petition in this proceeding to confirm the terms of this Initial Order will be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:00 a.m. on Friday, the 6th day of December, 2002.

25. All of the relief provided for in the previous paragraphs of this Order is granted to the Petitioners on an interim basis only, and the Orders made in the preceding paragraphs will expire at 6:00 p.m. on Friday, the 6th day of December, 2002, unless extended by this Court at the hearing of the Petition which will occur on that date.

SERVICE

26. The Petitioners are at liberty to serve this Order, the Petition, the Notice of Hearing of Petition and all supporting Affidavit material, the Plan, any notice of meeting and any other pleadings in this proceeding on any creditor or shareholder of the Petitioners:

      (a) by prepaid mail addressed to the last known address communicated by such creditor or shareholder to the Petitioners, of a photocopy of such document; and

      (b) by causing an advertisement to be placed in one edition of newspapers of general circulation in each of the Vancouver Sun, the Globe and Mail, the National Post and the Wall Street Journal;

and such mailing shall occur no later than November 11, 2002 and shall be deemed to be effective on the fourth business day following such mailing. The requirements that the Monitor mail a copy of this Order to creditors is dispensed with.

27. The Monitor shall be at liberty to post any report to creditors on the Petitioners' web site at www.domans.com in lieu of mailing such reports to creditors of the Petitioners.

MISCELLANEOUS

28. With the consent of the Monitor, the Petitioners shall be at liberty at any time to wind-up or dissolve any Petitioner or to file a voluntary assignment in bankruptcy or a proposal pursuant to the commercial reorganization provisions of the BIA or any similar statute in any other jurisdiction, provided that the Company is not necessary for the ongoing business operations of the Corporate Petitioners if and when any Petitioner determines that such a filing is appropriate.

29. The Petitioners are hereby at liberty to apply for such further interim or interlocutory relief as they may advise within the time for the filing of an Appearance by the creditors of the Petitioners in this proceeding.

30. Any interested person or creditor of the Petitioners may file an Appearance in this proceeding and the time limited for filing such an Appearance for such person or creditor of the

Petitioners outside of British Columbia shall be 14 days from the date of service upon such person or creditor.

31. Liberty is reserved to any interested person to apply to this Court on two (2) days notice to the Petitioners, and such persons who have filed Appearances, for such further order of this Court or for variation of this Order or otherwise as may be advised.

32. This Order and any other orders in these proceedings shall have full force and effect in all provinces and territories of Canada, and shall be effective against all creditors of the Petitioners and other persons having agreements with the Petitioners wherever domiciled. This Court seeks and requests the aid and recognition of other Canadian and foreign Courts and administrative bodies including any Court or administrative tribunal of any Federal or State Court or administrative body in the United States of America, and of any other Nation or State to act in aid of and to be complementary to this Court in carrying out the terms of this Order where required.

33. The provisions of Rule 51A are dispensed with in relation to all applications in this proceeding.

                                                      BY THE COURT

                                                      D. Tysoe, J.

                                                      /s/ Paul Beagan
                                                      --------------------------
                                                      DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:
/s/ Robert A. Millar
-----------------------------
Solicitor for the Petitioners

                                                                   ENTERED
                                                                 NOV 07 2002
                                                              VANCOUVER REGISTRY
                                                               VOL S1054 FOL 29

                                  SCHEDULE "A"

                               LIST OF PETITIONERS

Alpine Projects Limited
Diamond Lumber Sales Limited
Doman Forest Products Limited
Doman's Freightways Ltd.
Doman Holdings Limited
Doman Investments Limited
Doman Log Supply Ltd.
Doman - Western Lumber Ltd.
Eacom Timber Sales Ltd.
Western Forest Products Limited
Western Pulp Inc.
Western Pulp Limited Partnership
Quatsino Navigation Company Limited

                                                                     No. L023489
[SEAL OF VANCOUVER REGISTRY]                                  VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

                  IN THE MATTER OF DOMAN INDUSTRIES LIMITED AND

                       THOSE CORPORATIONS AND PARTNERSHIPS

                     DESCRIBED IN THE ATTACHED SCHEDULE "A"

                                                                     PETITIONERS

                               CONFIRMATION ORDER

                  BEFORE THE HONOURABLE     )    FRIDAY, THE 6th
                                            )
                  MR. JUSTICE TYSOE         )    DAY OF DECEMBER, 2002

THIS APPLICATION coming on for hearing at Vancouver, British Columbia, on this day, and on hearing Michael A. Fitch, Q.C. and Robert A. Millar, of counsel for the Petitioner, and those counsel identified on Schedule "B"; AND ON READING the Affidavit of Rick Doman sworn on December 5, 2002 and the pleadings and other materials filed herein; AND pursuant to the Companies' Creditors Arrangement Act, R.S.C. 1985 c. C-36 ("CCAA"), the Company Act, R.S.B.C. 1996, c.62, the Canada Business Corporations Act, R.S.C. 1985, the Partnership Act, R.S.B.C., 1996, c.348, c. C-44, Rules 3, 10, 12, 13(1), 13(6), 14 and 44 of the Rules of
Court and the inherent jurisdiction of This Honourable Court:

THIS COURT ORDERS AND DECLARES THAT:

AUTHORIZATION

1. All of the Petitioners, other than Western Pulp Limited Partnership ("WPLP"), are corporations to which the Companies' Creditors Arrangement Act R.S.C. 1985, c. C-36 (the "CCAA") applies, that the Petitioner, WPLP, is a limited partnership to which the Partnership Act, R.S.B.C. 1996, c. 348 (the "Partnership Act") applies, and the Petitioners, other than WPLP, are corporations to which the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the "CBCA") and the Company Act, R.S.B.C, 1996 c.62 (the "BCCA") apply.

2. All of the subsequent provisions of this Order shall apply, unless otherwise expressly stated to the contrary, to the assets and creditors of the Petitioner WPLP, on the same basis as those provisions apply to the remaining Petitioners, and all of the relief provided for in this Order against those Petitioners Western Pulp Inc., Western Forest Products Limited and Doman Forest Products Limited who collectively constitute all of the general and limited partners of WPLP (the "WPLP Petitioners") applies to such WPLP Petitioners both in their own capacity and in their capacity as a general or limited partner of WPLP.

PLAN OF ARRANGEMENT

3. The Petitioners, other than WPLP (hereafter collectively referred to as the "Corporate Petitioners") are authorized to jointly file with this Court a consolidated Plan of Compromise or Arrangement between the Petitioners and one or more classes of their creditors pursuant to the CCAA and the CBCA (the "Plan") which is consistent with the terms and conditions of the term sheet between the Petitioners and Tricap Restructuring Fund, certain funds managed by Merrill Lynch Investment Managers LP and Oppenheimer & Co. (collectively, the "Noteholder Group") attached as Schedule "D" to the Petition filed in these proceedings as it may be amended from time to time by agreement between the parties (the "Term Sheet"), on or before the expiration of the stay of proceedings created and extended by this Order, or any subsequent Order of the Court, provided that approval of the Plan is deferred pending further Court application.

STAY OF PROCEEDINGS

4.          Effective on the pronouncement of this Order (the "Filing Date"):

      (a) all proceedings taken or that might be taken in respect of the Petitioners and each of them under the Bankruptcy and Insolvency Act ("BIA") and the Winding -Up Act or any similar insolvency statute in any other jurisdiction (except for a voluntary filing under the BIA or similar insolvency statute by any of the Petitioners) are stayed;

      (b) any further proceedings in any action, suit or proceeding whenever commenced against any of the Petitioners or their present or future property (whether real or personal), assets (whether fixed or current), businesses, undertakings including without limitation any rights, authorizations, licences, franchises, dealerships, permits, approvals, uses or consents held by, issued to or in favour of the Petitioners and wherever located (the "Assets") are stayed;

      (c) no suit, action, enforcement process, extra-judicial proceeding or proceeding of any other nature (including, without restriction, any application or proceeding pursuant to the Corporation Capital Tax Act of British Columbia, the Environmental Protection Act of British Columbia, the Forest Act of British Columbia, the Forest Practices Code Act of British Columbia, the Tugboat Worker Lien Act of British Columbia, the Warehouse Lien Act of British Columbia, the Logging Tax Act of British Columbia, the Mining Tax Act of British Columbia, the Waste Management Act of British Columbia, or federal, provincial or other legislation in any other jurisdiction of like or similar import) shall be proceeded with or commenced against any of the Petitioners;

      (d) no suit, action or other proceeding shall be proceeded with or commenced against any current or former director, officer or employee of any of the Petitioners relating to claims involving acts or omissions of those persons in their capacity as directors, officers or employees or in any other way related to matters arising from their relationship with any of the Petitioners which arose prior to the Filing Date except as permitted by the CCAA, and in particular, no shareholder of the Petitioner may bring any action or proceeding or claim any relief in relation to losses that they allege to have suffered in their capacity as shareholder or in relation to derivative rights of the Petitioners against such current or former directors, officers or employees;

      (e) the right of any person, firm, company, body or government authority (whether federal, provincial or municipal) to realize upon or otherwise deal with the Assets or any other right or property of the Petitioners or any security, charge, lien, right or power of sale, seizure, forfeiture or attachment (statutory or otherwise) held by that person on or with respect to the Assets including the right of any creditor to take any step in asserting or perfecting any right to the revendication or repossession of any goods supplied to any of the Petitioners, is stayed and postponed, except that any person alleging a claim of lien against any of the Petitioners' assets which might expire on the effluxion of time without filing of the lien in the appropriate registry or commencement of legal proceedings shall remain at liberty to file a lien and to commence proceedings in court to enforce such a lien, provided that no further step shall be taken in such lien action after the legal proceeding is commenced and the initiating documentation is served upon such Petitioner;

      (f) all creditors of the Petitioners are enjoined from making demand for payment upon any of the Petitioners or otherwise crystallizing or accelerating any indebtedness owed by any of the Petitioners;

      (g) no creditor shall take any proceeding, step or process against any of the Petitioners which constitutes a condition or prerequisite for the initiation of any proceedings, suits or actions against any third party upon letters of credit issued by that party to or for the benefit of any creditor of any of the Petitioners, or in respect of guarantees in favour of, or for the benefit of, any creditor of any of the Petitioners;

      (h) no creditor of any of the Petitioners may exercise any right of set-off against any Petitioner or its assets to which it may be or become entitled except as permitted by the CCAA or the Court;

      (i) all obligations of the Petitioners incurred prior to the Filing Date are suspended, except that the Petitioners may:

            (i) pay the entire amount of their obligations to any creditor if the amount of such obligations, as agreed between the Petitioners and the creditor, is $10,000 or less at the Filing Date; and

            (ii) pay $10,000 to any other creditor, the outstanding obligations to which are greater than $10,000, provided such creditor agrees to accept that amount in full satisfaction of all obligations of the Petitioners to such creditor as at the Filing Date;

      (j) notwithstanding the foregoing provisions of this Order, grievances or arbitrations arising under collective agreements made between the Petitioners and their employees and the resolution thereof, and proceedings by employees under the Labour Relations Code of British Columbia, the Employment Standards Act of British Columbia, the Human Rights Code of British Columbia or under the Workers' Compensation Act of British Columbia shall not be stayed by this Order but may be commenced or proceeded with during the currency of this Order and any awards made by any such tribunal shall also be paid or complied with by the Petitioners in accordance with the order of such tribunal, notwithstanding the pronouncement of this Order, nor shall this Order inhibit, eliminate or affect any of the rights and obligations of the Petitioners and the Communication, Energy, and Paperworkers' Union of Canada, Local 514, the Pulp, Paper & Woodworkers of Canada, Locals 3 & 8, and the Industrial Wood and Allied Workers of Canda and all locals thereof, to engage in collective bargaining for a collective agreement pursuant to the Labour Relations Code or to engage in proceedings under the Labour Relations Code or the collective agreement between the Petitioners or any one of the Petitioners and the Communication, Energy and Paperworkers' Union, Local 514, the Pulp, Paper & Woodworkers of Canada, Locals 3 & 8, and the Industrial Wood and Allied Workers of Canda and all locals thereof ; and

      (k) notwithstanding any other provision of this Order, the Province of British Columbia may continue or commence proceedings against any of the Petitioners either alone or jointly with other persons in connection with any administrative or regulatory proceeding authorized under any statute of the Province of British Columbia or any regulation thereunder, or any agreement made under the authority of any such statute or regulation, and may file a security interest in the Personal Property Registry from time to time in relation to the statutory lien that arises under Section 130 of the Forest Act and give notice to third party purchasers from the Petitioners pursuant to Section 131 of the Forest Act, provided that any Petitioner may subsequently apply to this Court for an order enjoining the Provincial Crown from continuing any such proceeding if as a result of any further step in the proceeding the Petitioner's ability to file a plan of compromise or arrangement in these proceedings, or to continue operations during the restructuring period, is likely to be materially prejudiced thereby, provided further that such liberty to apply is without prejudice to the right of the Provincial Crown to contest this Court's jurisdiction to make such an order against the Provincial Crown at the time of such subsequent application.

CONTINUATION OF SERVICES

5. All persons, including any governmental or regulatory bodies or authorities, having agreements with any of the Petitioners whether written or oral for the supply or use of goods or any other property of any nature or kind or any right therein or the provision of services to any of the Petitioners (including, without limitation, leases of goods, chemical supply contracts, fibre supply agreements, licenses, transportation agreements and contracts of insurance, whether Directors and Officers liability insurance or otherwise are enjoined from accelerating, terminating, determining or cancelling such agreements or acting upon any right of forfeiture (statutory, contractual or otherwise), irrespective of either any default or non-performance by the Petitioners hereunder which occurred prior to the Filing Date, or the commencement of these proceedings, and such persons shall continue to supply the goods or services pursuant to the provisions of such agreements so long as the affected Petitioner pays the prices or charges under the agreements for such goods or services supplied (subject to the Petitioners' ongoing entitlement to the benefit of any applicable volume rebates or discounts based upon volumes supplied during the period prior to the Filing Date) after the Filing Date concurrently with such supply, or alternatively when the same become due in accordance with the payment terms negotiated between any Petitioner and such person subsequent to the Filing Date and, without limiting the generality of the foregoing, all persons are enjoined until further order of this Court from discontinuing, interfering with or cutting off any utility (including any telecommunication service whether land based, cellular, mobile or otherwise, at present telephone numbers), and the furnishing of oil, gas, water, heat or electricity provided to any of the Petitioners so long as such Petitioner pays the prices or charges for such goods and services incurred after the Filing Date on the basis described above.

6. All persons having other agreements or other contracts with any of the Petitioners (including, without limitation, persons having entered into asset purchase contracts, service contracts, licensor agreements or remediation contracts and any governmental agency, authority or body) are restrained and enjoined from accelerating, terminating, determining, repudiating or cancelling such agreements or acting upon any right of forfeiture (statutory, contractual or otherwise) irrespective of any default or non-performance by the Petitioners hereunder prior to the Filing Date, or the commencement of these proceedings, without the written consent of the affected Petitioner, or leave of this Court and all such persons shall continue to perform and observe the terms, conditions and provisions contained in such agreements on their part to be performed or observed and, without limiting the generality of the foregoing, all persons are restrained until further order of this Court from terminating, cancelling, repudiating or otherwise withdrawing any authorization, licences, franchises, rights of way, permits, approvals or consents, and from disturbing or otherwise interfering in any way with the present or future occupation or possession by any Petitioner of any premises leased or equipment leased or subleased by any Petitioner and the landlords of premises leased or subleased by any Petitioner are hereby specifically restrained from taking any step to terminate any lease or sublease to which such Petitioner is a party whether by notice of termination or otherwise, unless the written consent of such Petitioner or leave of this Court so to do has been first obtained.

7.          Without limiting the generality of the foregoing paragraph:

      (a) IGI Resources Inc., Centra Gas British Columbia Inc. and Duke Energy Gas Transmission Company Ltd. and each of them (collectively, "Gasco") is hereby specifically enjoined from discontinuing, interfering with or cutting off the supply of natural gas or other goods or services to the Petitioners or from requiring that the Petitioners provide to Gasco further letters of credit or any other form of security as a precondition to the continued supply of natural gas or other goods or services to the Petitioners' facilities; and

      (b) any and all proceedings, including without limitation, actions, applications, motions, suits, any extra-judicial proceedings or remedies, taken or that may be taken by any entity, including the Toronto Stock Exchange exercising regulatory or administrative functions of or pertaining to government in Canada or elsewhere are hereby suspended and no suit, action, other proceeding or extra-judicial remedy or enforcement process shall be proceeded with or commenced against the Petitioners.

8. All persons are restrained and enjoined from refusing to supply goods or services to the Petitioners by reason only of the Petitioners' failure to pay the pre-Filing Date claims of those persons.

POST-FILING OPERATIONS

9. Subject to the terms of this Order, the Petitioners shall remain in possession and control of the Assets, and subject to this Order and any other order made in these proceedings, shall continue to carry on business in a manner consistent with the preservation of the value of the Petitioners' business and property, provided that the Petitioners shall at all times comply with, and carry on their businesses in a manner consistent with, the Term Sheet and the transactions proposed therein and, for greater certainty, the Petitioners shall diligently pursue a restructuring in these proceedings consistent with the terms and conditions of the Term Sheet and shall respond to all reasonable enquiries made by, and provide ongoing information to, the Noteholder Group.

10. The Petitioners, unless otherwise authorized by this Order, may pay or otherwise satisfy only those obligations incurred by any of the Petitioners after the Filing Date to persons who advance or supply goods or services to any Petitioner after the Filing Date (including goods or services supplied or provided after the Filing Date under purchase orders outstanding at the Filing
Date), provided that:

      (a) each Petitioner shall pay all wages, source deductions, benefits payable under any collective bargaining agreement or contract (including any long and short term disability payments, pension plan payments or contributions and retiring allowances), expenses, vacation pay and other monies owing to or in respect of its employees (including former employees and including payments in respect of commission sales agents), including severance pay, obligations owed to former employees in relation to home equity purchase programs, and obligations under any collective agreement, the Labour Relations Code, the Employment Standards Act or the Workers' Compensation Act (hereinafter collectively referred to as "Wages") whether or not the same are payable or accrue before or after the Filing Date;

      (b) the Petitioners may maintain the secured payroll facilities established with The Toronto-Dominion Bank ("TD Bank") in respect of Wages to be paid to employees of various Petitioners;

      (c) in the event TD Bank is not reimbursed by the Petitioners for the amount of Wages TD Bank pays to employees at the request of the Petitioners, TD Bank shall be at liberty to recover the amount of Wages it pays to employees at the request of the Petitioners from the term deposit in the principal amount of CDN$6,495,000 pledged by the Petitioner Doman Forest Products Limited to TD Bank as security for such payroll facilities notwithstanding the stay of proceedings created under paragraph 4 of this Order; and

      (d) the Petitioners may continue to make payments to the Province of British Columbia for any amounts outstanding from any of the Petitioners to the Provincial Crown or any of its agencies (including accounts payable under the Forest Investment Account to PricewaterhouseCoopers LLP as Administrator, and payments due and owing to various sub-contractors who have been retained by the Petitioners to perform services under the Forest Investment Account), to the U.S. Government in relation to softwood duties and to landlords, equipment lessors, parties in possession of, or warehousing, goods owned by any of the Petitioners, U.S. railway companies, and logging, silviculture, road building, hauling contractors, and other contractors (where such other contractors rely exclusively on the Petitioners or any one of the Petitioners for their business) for uncontested amounts due from the Petitioners for services provided to the Petitioners in the normal course of their business (collectively, the "Unaffected Creditors"), irrespective of whether such payments relate to services provided or amounts payable before or after the Filing Date.

11. Subject to the following paragraph of this Order, none of the Petitioners shall sell or otherwise dispose of Assets outside of the ordinary course of business except with the authorization of the Court, provided that the Petitioners are at liberty, with the consent of the Monitor, to sell any of their Assets not necessary for their ongoing business operations and to terminate or repudiate such of their supplier, service or other arrangements, agreements and other obligations of any nature whatsoever, whether written or oral (other than a "replaceable contract" as defined under section 152 of the Forest Act of British Columbia) as they deem appropriate without further Court Order, and the financial consequences of such terminations or repudiations shall be dealt with as creditor claims under the Plan.

12. Notwithstanding any other provision of this Order, the Petitioners shall, unless otherwise consented to in advance by the Noteholder Group and the Monitor, carry on only in accordance with the ordinary course of their businesses and in a manner consistent with their past practice (the "Ordinary Course") and, for greater certainty, without such consent the Petitioners shall not:

      (a) sell, lease or otherwise assign, transfer or dispose of any material assets other than inventory in the Ordinary Course;

      (b) incur any material indebtedness other than Ordinary Course trade debt and permitted drawdowns under the CIT Facility (as subsequently defined) up to a maximum of $65 million;

      (c) permanently eliminate or shut down any material portion of their businesses;

      (d) fail to preserve and maintain all of their assets, rights, interests, operations and businesses including, without limitation, equipment, plants, inventory and all operating permits, tenures and licences;

      (e) incur any material debt (other than pursuant to the CIT Facility) or contractual obligation, liability or commitment outside the Ordinary Course;

      (f) materially modify or amend existing contractual agreements, arrangements and practices except as ordered pursuant to the Labour Relations Code;

      (g) modify payment practices including through the use of deferred payment arrangements;

      (h) create, grant or allow the incurrence of security interests, charges or liens other than in the Ordinary Course;

      (i) increase compensation and other amounts paid or payable to employees, officers and directors, except as ordered pursuant to the Labour Relations Code or as required by any collective agreement;

      (j)   pay any amounts to shareholders;

      (k) make any capital expenditures other than such essential expenditures which must be made during the course of these proceedings in order to preserve and maintain their assets, operations and businesses in accordance with the requirements of this order;

      (l) transfer any monies or assets between their respective corporations other than in the Ordinary Course; and

      (m) settle, compromise or otherwise affect existing material claims, litigation or similar rights, other than claims in proceedings pursuant to the Labour Relations Code.

13. Except as otherwise provided in this Order, each of the Petitioners is hereby directed until further order of this Court:

      (a) to make no payments either for principal or interest on account of amounts owed by it to its creditors as of the Filing Date, other than, notwithstanding this filing, payments to be made pursuant to the terms of the financing agreement entered into by certain of the Petitioners with CIT Business Credit Canada Inc. ("CIT") dated March 1, 2002 as amended by the parties in anticipation of these proceedings (the "CIT Facility") and payments to Unaffected Creditors except as authorized by this or further Order;

      (b) to grant no mortgages, charges or other security upon or in respect of its Assets or become a guarantor or surety or otherwise become liable in any manner with respect to any other person or entity other than any one or more of the Petitioners, except as authorized by this or further Order;

      (c) to grant credit only to the customers of their business and then only for goods or services actually supplied and on payment terms ordinarily granted by them in the usual course of business; and

      (d) to comply with a comprehensive cash flow budget (the "Budget") to be prepared by the Petitioners and to be reviewed and consented to by the Noteholder Group.

14. Subject to further order of this Court and the terms of this Order including, in particular, the provisions of paragraph 12, the Petitioners shall apply their funds solely in accordance with the Budget to pay obligations incurred for the following purposes:

      (a) payment of the fees and disbursements of counsel retained by the Petitioners in respect of:

            (i) these proceedings, or any other similar proceedings in other jurisdictions in which any of the Petitioners or any other subsidiary or affiliated companies of the Petitioners are domiciled, and any matters contemplated hereunder, relating hereto or arising therefrom whether incurred before or after the Filing Date;

            (ii) the restructuring of the Petitioners whenever and wherever incurred; and

            (iii) any litigation in which any Petitioner is named as a
                  Plaintiff, Defendant or otherwise, whether commenced before or after the Filing Date;

      (b) payment of the fees and disbursements of the Monitor (including its legal counsel) appointed in these proceedings in respect of these proceedings, whenever incurred and/or any subsidiary or affiliated company of any Petitioner, and payment of the fees and disbursements of counsel retained by the Noteholder Group in respect of these proceedings;

      (c) payment, in the ordinary course, of all Wages as well as any existing or future priority claims of the federal or provincial Crown in respect of any Petitioner including, without limitation, amounts owing in respect of federal or provincial sales tax (including GST), amounts owing in respect of source deductions on account of employee income tax payable, Canada Pension Plan contributions payable, unemployment insurance premiums payable, amounts payable to any workers' compensation authority whether as premiums or assessments, and amounts owing on account of federal excise tax;

      (d) payments for goods or services actually delivered or supplied to any Petitioner following the Filing Date;

      (e) payment of any outstanding and future premiums on current policies relating to director and officer liability insurance, and any renewals thereof;

      (f) payment of such capital expenditures as are reasonably necessary for the preservation and protection of the Assets in accordance with the terms of paragraph 12 of this Order;

      (g) payment of ongoing monthly rent for leased premises based upon the terms of any Petitioner's existing lease arrangements and payment of ongoing monthly rent for leased equipment if the premises are occupied by the affected Petitioner subsequent to the Filing Date or the equipment remains in the possession of the affected Petitioner irrespective of whether or not such rental amounts accrued before or after the Filing Date;

      (h) payment of all expenses reasonably necessary for the maintenance and preservation of the Assets, including, without limitation, payments on account of insurance and security; and

      (i) payment to CIT and Unaffected Creditors as authorized by the preceding paragraph of this Order.

FINANCIAL ARRANGEMENTS

15.         Notwithstanding any other provision in this Order:

      (a) CIT will be at liberty to revolve its operating loan facility with the Petitioners and the Petitioners will be at liberty to make payments to CIT, from time to time, on a similar basis to that which occurred prior to the Filing Date, subject to any amendment to those terms which are agreed between the Petitioners and CIT;

      (b) CIT will be under no obligation to advance any further amounts or provide further accommodation to the Petitioners after the Filing Date unless it consents to do so;

      (c) CIT will not be subject to the stay of proceedings created under paragraph 4 of this Order; and

      (d) TD Bank and the Petitioners are hereby authorized and directed to allow payment from the Petitioners' bank accounts of any cheques presented on such accounts dated on or before the Filing Date which relate to Wages or to amounts payable to Unaffected Creditors which are confirmed by the Monitor to relate to Wages or payments to Unaffected Creditors;

16. The Petitioners are permitted to indemnify their present and future directors and officers and each of them with respect to any personal liability they might incur as directors and officers of the Petitioners for the current payroll obligations of such Petitioners to their employees for Wages as calculated under the Employment Standards Act R.S.B.C. 1996, c.113 and similar statutes in other jurisdictions and remittances in connection therewith pursuant to the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended, the Canada Pension Plan Act, R.S.C. 1985, c. C-8, as amended, and the Employment Insurance Act, R.S.C. 1996, c.23, as amended as those amounts are earned from time to time, including the outstanding statutory vacation pay, banked overtime, severance pay or home equity purchase program entitlement owed to its employees, amounts owing in respect of federal or provincial sales or excise tax (including
GST), and amounts owing in respect of any workers' compensation authority whether as premiums or assessments or any other legislation under which they might incur personal liability provided further that:

      (a) such indemnity shall apply only to the extent that the directors and officers have acted honestly and in good faith with a view to the best interests of the Petitioners, have not committed wilful misconduct or negligence, and have not authorized actions or conduct inconsistent with the terms of the this Order or any other order subsequently pronounced in these proceedings; and

      (b) the directors and officers shall be entitled to the benefit of, and are hereby granted, a charge and security interest over the assets of the Petitioners to secure such indemnification (the "Directors' Charge"), in priority to all other creditors of the Petitioners other than the holders of the Senior Secured Notes due in July, 2004 (the "Secured Noteholders"), CIT and the Administrative Charge to the extent provided for in paragraph 20 of this Order.

MONITOR APPOINTMENT

17. KPMG Inc. is hereby appointed until further order of this Court as Monitor of the Petitioners with the following powers and duties:

      (a) to receive such information as the Monitor considers relevant for purposes of monitoring the Petitioners' business and financial affairs and to assist the Petitioners in the preparation of cash flow statements and other financial reports as may be required by the Petitioners or the Court including, without limitation:

            (i) summaries of the Petitioners' inventories, receivables, cash receipts, cash disbursements, expenses, short-term investments and bank balances; and

            (ii)  projected cash flow information;

      (b) to have access to all books and records, including financial records, of the Petitioners;

      (c) to appoint legal counsel, and to obtain such assistance from time to time as it may consider necessary in respect of its powers and duties hereunder;

      (d) to report any material adverse change in the Petitioners' financial circumstances subsequent to the Filing Date, or any failure of the Petitioners to comply with any of the terms of this Order;

      (e) to assist the Petitioners in the administration of meetings of creditors to consider the Plan;

      (f) to report to the Court from time to time concerning the affairs of the Petitioners and their financial position;

      (g) to respond to all reasonable enquiries made by, and provide ongoing information to, creditors of the Petitioners including the Noteholder Group; and

      (h) to serve, if necessary, as a "foreign representative" for any of the Petitioners or any of their related subsidiaries and affiliates in any proceedings outside of Canada.

18. The Petitioners, their shareholders, officers, directors, agents and employees shall cooperate fully with the Monitor in the performance of its duties and the exercise of its powers under this Order and, in particular, provide the Monitor with such access to the Petitioners' books, records, assets and premises as the Monitor requires to exercise its powers and perform its obligations hereunder.

19.         The Monitor:

      (a) shall, except as specifically otherwise provided in this Order, incur no liability or financial obligation as a result of the making of this Order, the appointment of the Monitor or the carrying out of the provisions of this Order, save and except that the Monitor shall be liable for negligence or wilful misconduct on its part;

      (b) is not hereby empowered to take possession of the Assets of the Petitioners or to manage any of the business and affairs of the Petitioners and shall not constitute an employer or a successor employer within the meaning of any legislation, governing employment or labour standards or any other statute, regulation or rule of law or equity for any purpose whatsoever and, further, shall be deemed not to be in possession or control of the Assets of the Petitioners or of the Petitioners' business and affairs whether pursuant to any legislation enacted for the protection of the environment or any other statute, regulation or rule of law or equity for any purpose whatsoever;

      (c) shall not, by reason of the powers and duties granted hereunder, be constituted as an officer of the Petitioners under any applicable provincial or federal legislation;

      (d) need not file security with this Court for the due and proper performance of its powers and duties as Monitor;

      (e) shall be paid in respect of its remuneration, costs and expenses from time to time in accordance with the rate schedules previously delivered to the Petitioners, subject to the passing of such accounts before a Master or Registrar of this Court and each amount so paid shall constitute an advance against such remuneration, cost and expenses which remuneration (including secretarial and clerical costs) shall be taxed on the basis of the normal hourly charges of the Monitor in acting as insolvency professionals; and

      (f) may from time to time apply to this Court for direction and guidance in the discharge of its duties and powers as Monitor hereunder.

ADMINISTRATIVE AND DIRECTORS' CHARGE

20. The Monitor, any legal counsel appointed by the Monitor, the legal counsel for the Petitioners, and the legal counsel to the Noteholder Group shall be entitled in respect of their remuneration, costs and expenses whenever and wherever incurred to indemnity out of, and shall have a charge and security interest on, the Assets of the Petitioners (the "Administrative Charge"), in priority (with respect to that portion of the Administrative Charge which relates to the Monitor and its legal counsel) to all creditors of the Petitioners and any other encumbrances, security or security interest now outstanding, and with respect to the residual portions of the Administrative Charge relating to legal counsel for the Petitioners and the Noteholder Group, in priority to all creditors of the Petitioners and security interests other than the Secured Noteholders, CIT, and the Directors' Charge. In addition, the Administrative charge is limited to the aggregate sum of $1 million.

21. The Administrative Charge and the Directors' Charge shall each attach to all the Assets, including, without limitation, any lease, license, permit or other contract, notwithstanding any requirement for the consent of the lessor, licensor or other party to any such contract, license, permit, or any other person, and the necessity for registration or the giving of any such consent is hereby dispensed with, and the absence of any such consent shall not constitute a breach of or default under any such lease, license, permit or other contract.

22. The Administrative Charge and the Directors' Charge shall each be deemed to be valid and effective notwithstanding any negative covenant, prohibition or any other provision with respect to incurring debt or the creation of liens or security contained in any existing agreement between the Petitioners and their creditors, including without limitation, those contained in any existing credit agreements to which the Petitioners are a party, and, notwithstanding any provision to the contrary in any such agreements, the creation of the Administrative Charge and the Directors' Charge shall not create or be deemed to constitute a breach by a Petitioner of any agreement to which they are a party.

23. The Administrative Charge and the Directors' Charge shall each rank in priority to any and all charges, encumbrances or security of whatsoever nature or kind which may at any time exist with respect to the Assets other than as set forth in paragraphs 16 and 20 of this Order, and no filing shall be required to register or perfect such Administrative Charge or Directors' Charge.

EXTENSION OF STAY OF PROCEEDINGS

24. The stay of proceedings provided for in paragraph 4 of this Order will expire at 11:59 p.m. on Friday, the 28th day of February, 2003, unless earlier terminated or further extended by this Court on subsequent application.

25.         SERVICE

26. The Petitioners are at liberty to serve any notice of meeting and any other pleadings in this proceeding on any creditor or shareholder of the
Petitioners:

      (a) by prepaid mail addressed to the last known address communicated by such creditor or shareholder to the Petitioners, of a photocopy of such document; and

      (b) by causing an advertisement to be placed in one edition of newspapers of general circulation in each of the Vancouver Sun, the Globe and Mail, the National Post and the Wall Street Journal;

and such mailing shall be deemed to be effective on the fourth business day following such mailing. The requirements that the Monitor mail a copy of this Order to creditors is dispensed with.

27. The Monitor shall be at liberty to post any report to creditors on the Petitioners' web site at www.domans.com in lieu of mailing such reports to creditors of the Petitioners.

MISCELLANEOUS

28. With the consent of the Monitor, the Petitioners shall be at liberty at any time to wind-up or dissolve any Petitioner or to file a voluntary assignment in bankruptcy or a proposal pursuant to the commercial reorganization provisions of the BIA or any similar statute in any other jurisdiction, provided that the Company is not necessary for the ongoing business operations of the Corporate Petitioners if and when any Petitioner determines that such a filing is appropriate.

29. The Petitioners are hereby at liberty to apply for such further interim or interlocutory relief as they may advise within the time for the filing of an Appearance by the creditors of the Petitioners in this proceeding.

30. Any interested person or creditor of the Petitioners may file an Appearance in this proceeding and the time limited for filing such an Appearance for such person or creditor of the Petitioners outside of British Columbia shall be 14 days from the date of service upon such person or creditor.

31. Liberty is reserved to any interested person to apply to this Court on two (2) days notice to the Petitioners, and such persons who have filed Appearances, for such further order of this Court or for variation of this Order or otherwise as may be advised.

32. This Order and any other orders in these proceedings shall have full force and effect in all provinces and territories of Canada, and shall be effective against all creditors of the Petitioners and other persons having agreements with the Petitioners wherever domiciled. This Court seeks and requests the aid and recognition of other Canadian and foreign Courts and administrative bodies including any Court or administrative tribunal of any Federal or State Court or administrative body in the United States of America, and of any other Nation or State to act in aid of and to be complementary to this Court in carrying out the terms of this Order where required.

33. The provisions of Rule 51A are dispensed with in relation to all applications in this proceeding

34. The style of cause in the proceeding is hereby amended in the form attached to this Order as Schedule "C".

35. Endorsement of this Order by counsel appearing on this application is hereby dispensed with.

                                                BY THE COURT

                                                D. Tysoe, J.

                                                /s/ Paul Beagan
                                                ----------------------------
                                                DEPUTY DISTRICT REGISTRAR



                                                Certified a true copy according
                                                to the records of the Supreme
                                                Court at Vancouver, BC

                                                This 6th day of DECEMBER 2002

APPROVED AS TO FORM:
/s/ Michael A. Fitch                            /s/ Colleen A. Lunde
------------------------------                  ----------------------------
Solicitor for the Petitioners                   Authorized Signing Agent

ENTERED
DEC 06 2002
VANCOUVER REGISTRY
VOL S1065 FOL 157

                                  SCHEDULE "A"

                               LIST OF PETITIONERS

Alpine Projects Limited
Diamond Lumber Sales Limited
Doman Forest Products Limited
Doman's Freightways Ltd.
Doman Holdings Limited
Doman Investments Limited
Doman Log Supply Ltd.
Doman - Western Lumber Ltd.
Eacom Timber Sales Ltd.
Western Forest Products Limited
Western Pulp Inc.
Western Pulp Limited Partnership
Quatsino Navigation Company Limited

                                  SCHEDULE "B"

                                 List of Counsel

MICHAEL A. FITCH, Q.C. and ROBERT A. MILLAR, counsel for the Petitioners
WILLIAM C. KAPLAN, Q.C. and PETER L. RUBIN, counsel for CIT Business Credit Canada Inc.
GEORGE K. MACINTOSH, Q.C. and ROBERT P. SLOMAN, counsel for Mr. Herb S. Doman JOHN A. LEGGE, counsel for Pulp, Paper & Woodworkers of Canada, Local 3
DAVID HATTER, counsel for Her Majesty the Queen in right of the Province of British Columbia
RAYMOND D. LEONG, counsel for The Attorney General of Canada on behalf of the Department of Fisheries and Oceans
CRAIG D. BAVIS, counsel for Communication, Energy & Paperworkers' Union, Local
514
STEPHEN R. ROSS, counsel for Lineham Logging Ltd.
JOHN I. MCLEAN , counsel for for KPMG Inc.
DOUGLAS I. KNOWLES, EDWIN NORDHOLM and MARY I.A. BUTTERY, counsel for Brascan Financial Corporation,Merrill Lynch Investment Managers LP and Oppenheimer Funds, Inc.
GEOFFREY B. MORAWETZ and ROBERT J. CHADWICK, counsel for Ad Hoc Committee of Secured Noteholders
RICHARD H. HAMILTON, Q.C., counsel for William E. Dumont
MICHAEL B. MORGAN for Norske Skog Canada Limited
JAMES F. DIXON and J. JOSEPH D. BATEMAN, counsel for Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association
DAVID A. GARNER, counsel for Burlington Northern and Santa Fe Railway

                                  SCHEDULE "C"

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
       INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
       WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                                                                     No. L023489
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

                    IN THE MATTER OF THE COMPANIES' CREDITORS
                                 ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C., 1996, c. 62

                                       AND

                      IN THE MATTER OF THE CANADA BUSINESS
                                CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                    IN THE MATTER OF DOMAN INDUSTRIES LIMITED
                                      AND

                       THOSE CORPORATIONS DESCRIBED IN THE
                          SCHEDULE "A" TO THE PETITION

                                                                     PETITIONERS

                                      ORDER

                          FASKEN MARTINEAU DuMOULIN LLP
                             Barristers & Solicitors
                         2100 - 1075 West Georgia Street
                            Vancouver, B.C., V6E 3G2
                                  604 631 3131
                         Counsel: Michael A. Fitch, Q.C.
                               Matter No: DOM00079

SUPREME COURT OF BRITISH COLUMBIA                                    No. L023489
[SEAL VANCOUVER REGISTRY]                                     VANCOUVER REGISTRY


                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
       INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER
         LTD., EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                          REVISED CLAIMS PROCESS ORDER

        BEFORE THE HONOURABLE    )      TUESDAY THE 6TH
                                 )
        MR. JUSTICE TYSOE        )      DAY OF APRIL, 2004

THIS APPLICATION coming on for hearing at Vancouver, British Columbia, on April 5, 2004 and continuing on this day; AND UPON reading the affidavit of J. Peter Gordon (the "Gordon Affidavit") sworn April 1, 2004, affidavits #20 and #21 of Phil Hosier sworn April 1 and 2, 2004, respectively, and all other pleadings and materials filed herein; AND UPON hearing Michael A. Fitch, Q.C., and Robert A. Millar, counsel for the Petitioners and Tony Friend and

Kevin Zych, counsel for the Applicant Bondholders (as defined in the Gordon Affidavit) and in the presence of those counsel listed in Schedule "A" attached hereto; AND PURSUANT TO the provisions of the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the "CCAA") and the inherent jurisdiction of This Honourable Court;

THIS COURT ORDERS AND DECLARES THAT:

EXTENSION OF STAY OF PROCEEDINGS

1. The stay of proceedings provided for in paragraph 24 of the Confirmation Order pronounced on December 6, 2002 and subsequently extended by subsequent Orders of this Court is further extended to 11:59 p.m. (Vancouver time) on June 11, 2004.

PLAN OF ARRANGEMENT

2. The Petitioners are hereby authorized to jointly file a restructuring plan with the Court on or before April 30, 2004 (the "Plan") and to file a Management information circular in connection therewith on or before May 4, 2004, provided that approval of the Plan itself is deferred pending further Court application, and to present the Plan to their Affected Creditors for their consideration on the terms of an Order to be obtained at a hearing returnable on April 30, 2004. All capitalized terms used in this Revised Claims Process Order shall, unless otherwise noted, henceforth have the meanings attributed to them in the plan attached to the Gordon Affidavit.

CREDITOR MEETING

3. The Petitioners are authorized and directed to hold a meeting (the "Meeting") of their Affected Creditors for the purpose of seeking the approval of the Plan on June 7, 2004, at the times and places to be prescribed in the notices of such Meeting or, if adjourned, at such times and places as the Petitioners may determine in consultation with the Monitor. Approval of the proposed forms of notice and other documents related to the Meeting shall be sought at the April 30, 2004 hearing.

SANCTION HEARING

4. If the requisite majorities of the Affected Creditors in number and value vote to approve the Plan, the application (the "Sanction Hearing") for the Sanction Order approving the Plan will be heard on June 11, 2004, at 10:00 a.m. in the forenoon, or such later date as may be subsequently advised by the Petitioners at the Meeting. Notice of the hearing date will be contained in the Meeting Materials to be provided to Affected Creditors and such notice, together with notice served upon each person entering an appearance in these proceedings pursuant to the Rules of Court, will constitute good and sufficient service of notice of such hearing. No notice of any adjournment of the proposed hearing date will be given to any Affected Creditor unless written request for such notice is received by counsel for the Petitioners.

5. Any Person, other than the Petitioners, the Monitor and those on the service list in the CCAA Proceedings, wishing to receive materials and appear at the Sanction Hearing shall serve on the solicitors for the Petitioners, the Monitor, and the parties on the service list and file with the Court an Appearance by no later than 5:00 p.m. (Vancouver time) on the second Business Day after the Meeting. In the event the Sanction Hearing is adjourned, only those Persons who have filed and served an Appearance shall be served with notice of the adjourned date.

FURTHER DOWNSIZING PROCESS

6. The Petitioners are hereby authorized, subject to first obtaining the consent of the Monitor and the Restricted Creditors (as defined in the Term Sheet filed with this Court on February 5, 2004) to any specific actions, to reinstitute the downsizing process contemplated under paragraph 11 of the Confirmation Order pronounced on December 6, 2002 (the "Confirmation Order") and, in view of the reinstitution of such process, and notwithstanding the Claims Bar Date established by this Court under the Order dated February 21, 2003 (the "Claims Process Order"), a new Claims Bar Date of 5:00 p.m.(Vancouver time) on May 25, 2004 (the "New Claims Bar Date") is hereby confirmed on the terms of this Order. Notwithstanding the foregoing:

      (a) nothing herein shall permit the Petitioners to terminate any collective bargaining agreements to which any of the Petitioners are a party;

      (b) nothing herein shall permit the Petitioners to terminate the employment of any employees of the Petitioners other than those employed at, or in connection with, the Port Alice Mill ("Port Alice"); and

      (c) any termination of a "replaceable contract" as defined under section 152 of the Forest Act of British Columbia shall not be effective unless and until approved by the Court at a hearing to be scheduled on or before April 30, 2004 or such other date as the Court may subsequently order.

7. Without restricting the generality of the preceding paragraph of this Order, the Petitioners are hereby authorized and directed to cause the permanent shutdown and closure of the Port Alice, effective as of the May 11, 2004 completion of Port Alice's proposed 37 day production run commencing on April 5, 2004, and all persons having Claims in consequence thereof shall be Affected Creditors (as hereafter defined) for the purposes of the Plan and this Order, provided that the Petitioners are at liberty to apply to this Court to amend this Order as it relates to Port Alice in the event that an acceptable offer to purchase the assets of Port Alice is subsequently identified.

8. Subject to the provisions of the two preceding paragraphs of this Order, the Petitioners, subject to the consent of the Monitor and the Restricted Group, are hereby authorized to repudiate and terminate any contractual obligations and commitments of any nature whatsoever between any of the Petitioners and any other person by providing notice in writing to the applicable party or parties by ordinary mail or telecopy on or prior to May 3, 2004 and all persons who may at any time have Claims of any nature whatsoever against any of the

Petitioners resulting from any such repudiation and termination (including, without limitation, any Claims which may be contingent or conditional upon the passage of time or the giving of notice or the taking of any other action by any person) shall hereby be deemed to be Affected Creditors for the purposes of the Plan and this Order and shall, among other things, be bound by the provisions of this Order and be required to comply with the provisions of this Order in order to participate in any distributions contemplated by the Plan.

AMENDMENT OF PREVIOUS ORDERS

9. Without limiting any of the provisions of this Revised Claims Process Order, the Confirmation Order is hereby amended effective this date as follows but without prejudicing any actions taken by the Petitioners or third parties in reliance upon the terms of the Confirmation Order prior to such amendments:

      (a)   by adding the following at the end of subparagraph 10(a):

            except for payments due on account of severance pay in lieu of notice, accrued vacation pay or related pension contributions owed to any employees whose employment is terminated pursuant to the Revised Claims Process Order pronounced by this Court on April 6, 2004

      (b)   by deleting subparagraph 10(d) in its entirety, and

      (c) by deleting from paragraph 11 the words "(other than a "replaceable contract" as defined under section 152 of the Forest Act of British Columbia)" and adding the following words at the end of paragraph 11: "provided that any termination of a "replaceable contract" as defined under section 152 of the Forest Act of British Columbia shall not be effective unless and until approved by the Court at a hearing to be scheduled on or before April 30, 2004 or such other date as the Court may subsequently order".

10. This Revised Claims Process Order amends and supersedes the Claims Process Order and the claims process approved therein. Without limiting the generality of the foregoing, the definition of "Unaffected Creditors" set out in the Claims Process Order is hereby deleted and replaced with the following:

            For the purposes of this Order, Unaffected Creditors shall have the meaning ascribed to that defined term in the Plan.

For further clarity, Unaffected Creditors will include any Creditor of the Petitioners whose Claim arose subsequent to the Filing Date except for those Claims which arise subsequent to the Filing Date as a result of the repudiation or termination of contractual obligations and commitments pursuant to this Order or the Claims Process Order.

PROOF OF CLAIM PACKAGE

11. As soon as practicable, but not later than May 3, 2004, the Petitioners shall send, in the manner prescribed in this Order, to:

      (a) any entity whose contract with one or more of the Petitioners is terminated as a result of the Petitioners' further downsizing process contemplated in this Order, including the closure of Port Alice;

      (b) current and former employees of the Petitioners whose employment will be, or has been, terminated as a result of the Petitioners' further downsizing process contemplated in this Order, including the closure of Port Alice;

      (c)   Her Majesty the Queen in Right of the Province of British Columbia;

      (d)   Her Majesty the Queen in Right of Canada; and

      (e) any other potential additional Claim holder currently known to the Petitioners, or who becomes known to the Petitioners as a result of the further downsizing process contemplated in, and other rights afforded to the Petitioners by, this Order

(hereafter, collectively, the "Additional Creditors"), the proof of claim form annexed as Schedule "B" (the "Proof of Claim") together with a copy of this Revised Claims Process Order (collectively, the "Proof of Claim Package"), to the address of each Additional Creditor as shown on the records maintained by the Petitioners. In addition, a Notice to Additional Creditors in the form attached as Schedule "C" shall be published in one edition of each of the Vancouver Sun, the National Post, the Globe & Mail, and the Wall Street Journal on or before May 7, 2004.

12. Creditors whose Claims are properly quantified in the Creditors List, as defined in, and prepared in connection with, the Claims Process Order or who filed proofs of claim pursuant to the Claims Process Order are not required to file any further Proofs of Claim pursuant to this Revised Claims Process Order and their claims shall be dealt with pursuant to, and in accordance with, the Claims Process Order and the proofs of claim they previously submitted pursuant to that Order, as amended by this Order.

13. If the Petitioners become aware, prior to the New Claims Bar Date, of any further claims of persons not currently known to be Additional Creditors, the Petitioners shall forthwith distribute copies of the Proof of Claim Package to such persons, but the entitlement of each such person to receive notice is abridged to the date the Proof of Claim Package is distributed to each such person, subject to further order of this Court.

14. The Petitioners may distribute the Proof of Claim Package to Additional Creditors by ordinary mail, personal delivery, telecopy or other electronic means, or any combination thereof, as determined by the Petitioners in their sole discretion. The Petitioners shall also be at liberty to post the Proof of Claim Package on their web page at www.domans.com. Mailing shall be deemed to be effective on the fourth business day following such mailing. Distribution by telecopy or electronic means shall be deemed to be effective as at the date and time that the electronic or telecopy transmission is made from the Petitioners' offices.

15. The delivery of the Proof of Claim Package and publishing of the Notice to Additional Creditors referenced in the preceding paragraphs shall constitute good and sufficient service of such materials.

UNSECURED NOTEHOLDERS

16. For greater certainty, and without limiting the foregoing, the Unsecured Noteholders shall not be required to file or have filed on their behalf any further Proofs of Claim as a result of the provisions of this Order, and their claims shall be as previously proven and accepted under the Claims Process Order.

17. On or before April 12, 2004, the Monitor shall request that the Bank of New York, the Indenture Trustee named under the unsecured note indentures:

            (a) provide to the Petitioners, counsel to the Restricted Group and the Monitor a list (The "Registered Noteholder List") of all Persons who are shown on the books and records of the Indenture Trustee as the legal owners or holders of Unsecured Notes (the "Registered Noteholders") and their respective addresses; and

            (b) obtain from CDS and DTC and provide to the Petitioners, the Monitor and counsel to the Restricted Group, a list (the "Participant Holders List") of all participant holders that hold Unsecured Notes on behalf of the beneficial owners of the Unsecured Notes through CDS or DTC (the "Participant Holders").

18. Upon receipt of the Participant Holders List, and in any event no later than April 30, 2004, the Monitor shall contact each Participant Holder to determine the number of packages of the materials each such Participant Holder requires in order to provide to each of its customers, its principals, or customers of its principals who are Noteholders (the "Unregistered Noteholders") the materials relating to the Meeting.

NEW CLAIMS BAR DATE AND CLAIM DISPUTES

19. In order to participate in any distributions contemplated by the Plan, an Additional Creditor must, on or before the New Claims Bar Date, deliver to the Monitor a duly completed Proof of Claim stating, among other information, the quantum of its Claim (the "Claim") and the Petitioner against which such Claim is held. An Additional Creditor or any other person whatsoever who does not deliver a Proof of Claim prior to the New Claims Bar Date and whose claim has not been established, or is not in the process of being established, pursuant to the Claims Process Order shall not be entitled to attend or vote at any Creditors' meeting and shall be forever barred from participating in or receiving any distribution under any restructuring plan or plans subsequently filed by the Petitioners and its Claims against the Petitioners shall be forever extinguished and barred.

20. The Monitor shall make available to the Petitioners all Proofs of Claim delivered to the Monitor and if, after reviewing a Proof of Claim, the Petitioners decide to disallow all or any portion of an Additional Creditor's Claim, the Petitioners will have until May 31, 2004 to send notification of any such disallowance to the Additional Creditor and to the Monitor in the form attached as Schedule "D" to this Order (a "Notice of Disallowance") by way of facsimile and/or registered mail. The fact that the Petitioners do not dispute a Proof of Claim for voting purposes will not preclude them from doing so for distribution purposes.

21. By no later than May 26, 2004, the Monitor shall provide a copy of all Proofs of Claim and all supporting documentation in respect thereof to counsel for the Restricted Creditors. If the Restricted Creditors object to all or any portion of any Claim for voting and/or distribution purposes, they shall notify the Monitor and the Petitioners of such objection by no later than May 28, 2004. If the Monitor concurs in the objection of the Restricted Creditors with respect to any claim, the Petitioners shall, by no later than May 31, 2004, send a Notice of Disallowance to the creditor by way of facsimile and/or registered mail.

22. Any Additional Creditor, receiving a Notice of Disallowance who wishes to object to the Notice of Disallowance, must, within ten (10) days of the date of delivery of the Notice of Disallowance, deliver to legal counsel for the Petitioners and the Monitor written notice of its objection to the Notice of Disallowance in the form attached as Schedule "E" to this Order (a "Notice of Objection"). In addition, within thirty (30) days of the date of delivery of the Notice of Disallowance, the creditor must file and serve on legal counsel for the Petitioners a Notice of Motion and supporting affidavit material seeking to determine the validity of that portion of the creditor's claim that was disallowed by the Petitioners. The Notice of Motion shall be returnable to the Court within seven (7) days of the date of service of the Notice of Motion.

GENERAL

23. All parties are at liberty to apply to vary any of the dates set forth in this Revised Claims Process Order on subsequent application.

24. The Petitioners are hereby authorized to enter into the amendment to their agreement with UBS on the terms described in Exhibit "C" to Affidavit #21 of Phil Hosier, provided that UBS agrees that the Report, as defined therein, will be made available in relation to any plan that is approved for dissemination to creditors.

25. The motion of Jones Marine Services Ltd. ("Jones") dated March 29, 2004 is adjourned generally, and the motion of the Applicant Bondholders to convene a meeting of creditors to consider a plan of restructuring is adjourned to April 30, 2004.

26. The stay of proceedings provided for in paragraph 24 of the Confirmation Order and subsequently extended by subsequent Orders of this Court is hereby lifted for the sole purpose of allowing Jones to prove the validity and quantum of its alleged lien claims pursuant to the Tugboat Worker Lien Act, and the stay of proceedings will remain in place to prevent Jones from taking any enforcement action in relation to its alleged claim or any lien rights that it may establish without further Court order.

27. The provisions of this Order in relation to Proof of Claim and the New Claims Bar Date do not apply at this time to the Province of British Columbia, but without prejudice to all parties' right to subsequently apply to amend this Order in relation to the Province of British Columbia, including an application to extend such provisions to the Province of British Columbia, on appropriate terms.

28. Endorsement of this Order by counsel appearing on this application is hereby dispensed with.

                                            BY THE COURT

                                            D. Tysoe, J.
                                            /s/ THOMAS HOCKLEY
                                            -------------------------
                                            DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:
/s/ Michael A. Fitch
----------------------------
Counsel for the Petitioners

                                                 ENTERED

                                                APR - 7 2004

                                             VANCOUVER REGISTRY
                                             VOL S1199 FOL 128

                                  SCHEDULE "A"

                                 LIST OF COUNSEL

John McLean                                      Counsel for KPMG Inc.

William E.J. Skelly                              Counsel for Pulp, Paer &
                                                 Woodworkers of Canada, Local 3
                                                 - AND - Pulp, Paper &
                                                 Woodworkers of Canada, Local 8

Douglas I. Knowles, Q.C.                         Counsel for Tricap
                                                 Restructuring Fund

Anthony Friend and Kevin Zych                    Counsel for the Committee of
                                                 Unsecured Noteholders

William Kaplan, Q.C.                             Counsel for CIT Business Credit
                                                 Canada Inc.

Richard Butler and David Hatter                  Counsel for Her Majesty the
                                                 Queen in right of the Province
                                                 of British Columbia

Raymond Leong                                    Counsel for The Attorney
                                                 General of Canada

J. Joseph Bateman                                Counsel for Wells Fargo Bank
                                                 Minnesota, National Association

John D. Rogers                                   Counsel for Communication,
                                                 Energy & Paperworkers' Union,
                                                 Local 514

Reece Harding and Alyssa Bradley                 Counsel for the Village of Port
                                                 Alice

Darrell Roberts, Q.C. and Richard Bandstra       Counsel for the Directors of
                                                 the Petitioners

George McIntosh, Q.C. and Robert Sloman          Counsel for Herb Doman

Stephen Schacter, Q.C. and Kevin Loo             Counsel for Hayes Forest
                                                 Services Limited

Michael Paine                                    Counsel for the salaried
                                                 employees of Port Alice Mill

John Forstrom                                    Counsel for Friell Lake Logging
                                                 Ltd., Onion Lake Logging Ltd.
                                                 and Russell & Lilly Ltd.

Richard Hamilton                                 Counsel for William Dumont

David Garner                                     Counsel for Petro-Canada

Greg Gehlen                                      Counsel for Toronto Dominion
                                                 Asset Management Inc., TD
                                                 Securities Inc. and Tordom
                                                 Company

Laurence Armstrong                               Jones Marine Services Ltd.

Sandra Bannister                                 Counsel for the IWA

Eric Harris, Q.C. and Paul McLean                Counsel for Western Forest
                                                 Products

Stephen R. Ross                                  Lineham Logging Ltd.

                                  SCHEDULE "B"

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

                      (COLLECTIVELY, THE "DOMAN ENTITIES")

                            CREDITORS' PROOF OF CLAIM

                                 PURSUANT TO THE
             COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA) ("CCAA")

NOTE: IF YOU ARE A CREDITOR OF THE DOMAN ENTITIES OR ANY OF THEM AND YOU HAVE PREVIOUSLY SUBMITTED A PROOF OF CLAIM OR ARE INCLUDED ON THE CREDITORS LIST (WHICH CAN BE FOUND AT WWW.DOMANS.COM) AND YOU DID NOT DISPUTE THE AMOUNT OF YOUR CLAIM AS SET OUT IN THE CREDITORS LIST, YOU DO NOT NEED TO SUBMIT ANOTHER PROOF OF CLAIM IN CONNECTION WITH THIS SOLICITATION OF CLAIMS.

Please read carefully the instructions accompanying this Proof of Claim. Please print legibly.

Full Name of Creditor:  _________________________________

                                (the "Creditor")

Full Mailing Address of Creditor:           ____________________________________
(All notices and correspondence
regarding your Claim will be                ____________________________________
forwarded to this address)
                                            ____________________________________

                                            Fax No.       ______________________

                                            Telephone No. ______________________

                                            Attention:  ________________________

                                  CLAIM DETAILS

Please check the box beside each Debtor against which you have a Claim and indicate the amount of your Claim as against that Debtor, and the currency. Please total all Claims against all Debtors and fill in the Total Claim Amount where indicated (below). All amounts in U.S. dollars will be converted to Canadian dollars at the Bank of Canada spot rate of exchange for exchanging U.S. dollars to Canadian dollars as at the Filing Date (being CDN$1.55 for every US$1.00).

            DOMAN ENTITIES                                           AMOUNT             U.S.$               CAN $
            --------------
[ ]    Doman Industries Limited                                    $__________           [ ]                 [ ]

[ ]    Alpine Projects Limited                                     $__________           [ ]                 [ ]

[ ]    Diamond Lumber Sales Limited                                $__________           [ ]                 [ ]

[ ]    Doman Forest Products Limited                               $__________           [ ]                 [ ]

[ ]    Doman's Freightways Ltd.                                    $__________           [ ]                 [ ]

[ ]    Doman Holdings Limited                                      $__________           [ ]                 [ ]

[ ]    Doman Investments Limited                                   $__________           [ ]                 [ ]

[ ]    Doman Log Supply Ltd.                                       $__________           [ ]                 [ ]

[ ]    Doman - Western Lumber Ltd.                                 $__________           [ ]                 [ ]

[ ]    Eacom Timber Sales Ltd.                                     $__________           [ ]                 [ ]

[ ]    Western Forest Products Limited                             $__________           [ ]                 [ ]

[ ]    Western Pulp Inc.                                           $__________           [ ]                 [ ]

[ ]    Western Pulp Limited Partnership                            $__________           [ ]                 [ ]

[ ]    Quatsino Navigation Company Limited                         $__________           [ ]                 [ ]

TOTAL CLAIM AMOUNT:                                                                  $__________         $__________

THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS):

1.    I am the Creditor (or I am the ________________________ of the Creditor).

2. I have knowledge of all the circumstances concerning the Claim hereafter referred to.

3.    Attached as schedules to this Proof of Claim are:

      (a)   documents which establish the validity and amount of the Claim; and

      (b) a description of the transaction or agreement giving rise or relating to the Claim.

      DATED AT __________________________, THIS _____ DAY OF ____________, 2004.

___________________________                      _____________________________
(SIGNATURE OF WITNESS)                           (SIGNATURE OF INDIVIDUAL
                                                 COMPLETING THIS FORM)

___________________________                      _____________________________
(PLEASE PRINT NAME)                              (PLEASE PRINT NAME)

In order to participate in any distribution under a restructuring plan, the duly completed Proof of Claim, together with all schedules and accompanying documents, must be returned to the Monitor, KPMG Inc., at the following address on or before the New Claims Bar Date of May 25, 2004:

                                    KPMG Inc.
                           PO Box 10426 Pacific Centre
                             Vancouver, B.C. V7Y 1K3
                             Fax No. (604) 488-3809
                           Attention: Anthony Tillman

If your Claim is disallowed in whole or in part, then by May 31, 2004, the Doman Entities will send you a Notice of Disallowance along with particulars as to how you may dispute the Notice of Disallowance. If you do not receive a Notice of Disallowance by that deadline, then the Doman Entities have accepted your Claim for the purpose of receiving distributions under the restructuring plan to be filed by the Doman Entities in the CCAA proceedings.

                                  SCHEDULE "C"

                               NOTICE TO CREDITORS

     IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA") AND

                            Doman Industries Limited
                             Alpine Projects Limited
                          Diamond Lumber Sales Limited
                          Doman Forest Products Limited
                            Doman's Freightways Ltd.
                             Doman Holdings Limited
                            Doman Investments Limited
                              Doman Log Supply Ltd.
                           Doman - Western Lumber Ltd.
                             Eacom Timber Sales Ltd.
                         Western Forest Products Limited
                                Western Pulp Inc.
                        Western Pulp Limited Partnership
                       Quatsino Navigation Company Limited

               (COLLECTIVELY REFERRED TO AS THE "DOMAN ENTITIES")

TAKE NOTICE that by Order of the Supreme Court of British Columbia dated April 6, 2004 (the "Revised Claims Process Order"), the Doman Entities have been directed to solicit additional claims from all creditors of the Doman Entities, other than those creditors whose claims have been, or will be, established pursuant to the Claims Process Order of this Court dated February 23, 2003 (the "Claims Process Order"), for the purpose of determining which creditors will be entitled to vote on and participate in the Plan of Arrangement (the "Plan") to be filed by the Doman Entities in the proceedings commenced under the CCAA in Supreme Court of British Columbia Action No. L023489.

In order to participate in any voting or distribution associated with the Plan of Arrangement or the CCAA proceedings, any party having a claim against the Doman Entities or any of them and which is not named in the Creditors List (as defined in the Claims Process Order and which can be found at www.domans.com) and who did not submit a proof of claim pursuant to the Claims Process Order must deliver to the Doman Entities a completed Proof of Claim form on or before the New Claims Bar Date of 5:00 p.m. (Vancouver time) on May 25, 2004.

IF YOU ARE A CREDITOR OF THE DOMAN ENTITIES OR ANY OF THEM AND YOU HAVE PREVIOUSLY SUBMITTED A PROOF OF CLAIM OR WERE INCLUDED ON THE CREDITORS LIST AND YOU DID NOT DISPUTE THE AMOUNT OF YOUR CLAIM AS SET OUT IN THE CREDITORS LIST, YOU DO NOT NEED TO SUBMIT ANOTHER PROOF OF CLAIM IN CONNECTION WITH THIS SOLICITATION OF CLAIMS.

A Proof of Claim form and/or a copy of the above-referenced Creditors List may be obtained by sending a written request to:

                                    KPMG Inc.
                           PO Box 10426 Pacific Centre
                             Vancouver, B.C. V7Y 1K3
                             Fax No. (604) 488-3809
                           Attention: Anthony Tillman

A CREDITOR THAT IS NOT NAMED IN THE CREDITORS LIST AND THAT HAS NOT FILED A PROOF OF CLAIM PURSUANT TO THE CLAIMS PROCESS ORDER MUST FILE A PROOF OF CLAIM ON OR BEFORE THE NEW CLAIMS BAR DATE OF MAY 25, 2004, FAILING WHICH THEIR CLAIM SHALL BE FOREVER BARRED AND MAY NOT BE ENFORCED AGAINST THE DOMAN ENTITIES, UNLESS OTHERWISE ORDERED BY THE SUPREME COURT OF BRITISH COLUMBIA.

IF THERE ARE QUESTIONS REGARDING THE CLAIMS PROCESS, A REPRESENTATIVE OF THE MONITOR (ANTHONY TILLMAN) CAN BE CONTACTED TO DISCUSS SAME AT (604) 646-6332.

                                  SCHEDULE "D"

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                             R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
       DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS
    LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER LTD., EACOM TIMBER
                   SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                             NOTICE OF DISALLOWANCE

Name of Creditor:  __________________________________________________

Pursuant to the Claims Procedure, the Petitioners give you notice that your Proof of Claim dated ___________________________ has been reviewed and the Petitioners have revised or rejected your Claim for the following reasons:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Subject to further dispute by you in accordance with the provisions of the Revised Claims Process Order of April 6, 2004, your Claim will be allowed as follows:

                                                        CLAIM PER                         ALLOWED AS REVISED FOR
                                                     PROOF OF CLAIM
                                                                                       VOTING              DISTRIBUTION
SECURED:
Doman Industries Limited                              $____________                 $____________          $____________

Alpine Projects Limited                               $____________                 $____________          $____________

Diamond Lumber Sales Limited                          $____________                 $____________          $____________

Doman Forest Products Limited                         $____________                 $____________          $____________

Doman's Freightways Ltd.                              $____________                 $____________          $____________

Doman Holdings Limited                                $____________                 $____________          $____________

Doman Investments Limited                             $____________                 $____________          $____________

Doman Log Supply Ltd.                                 $____________                 $____________          $____________

Doman-Western Lumber Ltd.                             $____________                 $____________          $____________

Eacom Timber Sales Ltd.                               $____________                 $____________          $____________

Western Forest Products Limited                       $____________                 $____________          $____________

Western Pulp Inc.                                     $____________                 $____________          $____________

Western Pulp Limited Partnership                      $____________                 $____________          $____________

Quatsino Navigation Company Limited                   $____________                 $____________          $____________

DATED at Vancouver, British Columbia, Canada this ______ day of
_____________________, 2004.

Doman Entities

Per: __________________________

Encl.

                                  SCHEDULE "E"

                                                                     No. L023489
                                                              VANCOUVER REGISTRY

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT
                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT
                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT
                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT
                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED
           DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED
       DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN INVESTMENTS
   LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER LTD., EACOM TIMBER
                  SALES LTD., WESTERN FOREST PRODUCTS LIMITED
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                               NOTICE OF OBJECTION

TO:

[ ] Doman Industries Limited           [ ] Doman Log Supply Ltd.

[ ] Alpine Projects Limited            [ ] Doman - Western Lumber Ltd.

[ ] Diamond Lumber Sales Limited       [ ] Eacom Timber Sales Ltd.

[ ] Doman Forest Products Limited      [ ] Western Forest Products Limited

[ ] Doman's Freightways Ltd.           [ ] Western Pulp Inc.

[ ] Doman Holdings Limited             [ ] Western Pulp Limited Partnership

[ ] Doman Investments Limited          [ ] Quatsino Navigation Company Limited

We hereby give you notice of our intention to dispute the Notice of Disallowance dated _______________ issued by the Petitioners.

      a.    NAME OF CREDITOR:

      b.    CLAIM PER PROOF OF CLAIM: $_____________

      c.    CLAIM FOR VOTING (AS PER NOTICE OF DISALLOWANCE): $_____________

      d.    CLAIM FOR DISTRIBUTION (AS PER NOTICE OF DISALLOWANCE):
            $_____________

      e. REASONS FOR DISPUTE (use additional pages if necessary) (provide full particulars of the claim and supporting documentation, including amount, description of transaction(s) or agreement(s) giving rise to the claim, name of any guarantor which has guaranteed the claim, date and number of all invoices, particulars of all creditors, discounts, etc. claimed, description of the security, if any, granted by the Companies to the Creditor and estimated value of the security, particulars of loss attributable to implementation of the Plan and any contingent liability of the Companies as assignor, or the repudiation or variation of any contract, including any contingent liability of the Companies as assignor):

________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________

_____________________________________________       ____________________________
(Signature of Individual completing this            Date
Notice of Objection)

_____________________________________________
(Please print name)

Telephone Number:_______________________________________________________________

Fax Number:_____________________________________________________________________

Full Mailing Address:___________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

THIS FORM AND ENCLOSURES IS TO BE RETURNED BY COURIER OR FAX TO BOTH OF THE
FOLLOWING:

KPMG Inc.                                        Fasken Martineau DuMoulin LLP
PO Box 10426 Pacific Centre                      2100 - 1075 West Georgia Street
Vancouver, B.C.  V7Y 1K3                     AND Vancouver  BC  V6E 3G2
Fax No. (604) 488-3809                           Fax: [604] 632-4786

Attention:  Anthony Tillman                      Attention: Kibben Jackson

                                                                     No. L023489
                                                              Vancouver Registry

                         IN THE SUPREME COURT OF BRITISH
                                    COLUMBIA

                         IN THE MATTER OF THE COMPANIES'
                           CREDITORS ARRANGEMENT ACT
                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT
                              R.S.B.C., 1996, c. 62

                                       AND

                      IN THE MATTER OF THE CANADA BUSINESS
                                CORPORATIONS ACT
                              R.S.C. 1985, c. C-44

                                       AND

                        IN THE MATTER OF DOMAN INDUSTRIES
                       LIMITED, ALPINE PROJECTS LIMITED,
                       DIAMOND LUMBER SALES LIMITED, DOMAN
                        FOREST PRODUCTS LIMITED, DOMAN'S
                        FREIGHTWAYS LTD., DOMAN HOLDINGS
                      LIMITED, DOMAN INVESTMENTS LIMITED,
                         DOMAN LOG SUPPLY LTD., DOMAN -
                       WESTERN LUMBER LTD., EACOM TIMBER
                      SALES LTD., WESTERN FOREST PRODUCTS
                    LIMITED, WESTERN PULP INC., WESTERN PULP
                        LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                          REVISED CLAIMS PROCESS ORDER

                          FASKEN MARTINEAU DuMOULIN LLP
                             Barristers & Solicitors
                         2100 - 1075 West Georgia Street
                            Vancouver, B.C., V6E 3G2
                                  604 631 3131
                         Counsel: Michael A. Fitch, Q.C.
                               Matter No: DOM00079

                                   SCHEDULE K
                             ARBITRATION PROVISIONS

All disputes arising out of or in connection with this Agreement shall be referred to and finally resolved by arbitration by a single arbitrator (the "Arbitrator") pursuant to the Commercial Arbitration Act (British Columbia), as amended. The decision of any arbitrator appointed under this Agreement with respect to all issues or matters submitted to him or her for resolution shall be conclusive, final and binding on all of the parties. Such arbitration shall take place in Vancouver, British Columbia, Canada.

                                   SCHEDULE L
                       ESTIMATED ADJUSTED WORKING CAPITAL

As attached.

                                   SCHEDULE L
                       ESTIMATED ADJUSTED WORKING CAPITAL

                                                                ESTIMATED                        ACTUAL
                                                               MAY 11, 2004                  MARCH 31, 2004
                                                               ------------
A S S E T S

ACCOUNTS RECEIVABLE TRADE                                         2,500,000                     2,098,081
ACCOUNTS RECEIVABLE -- SSL                                          190,000                        56,399
ACCOUNTS RECEIVABLE OTHERS                                          250,000                       250,000
                                                                -----------                   -----------
TOTAL RECEIVABLES                                               $ 2,940,000                   $ 2,404,480
INVENTORIES (See details below)                                 $15,760,000                   $ 8,559,509
PREPAIDS                                                            200,000                       798,818
OTHERS (MISCELLANEOUS)                                              100,000                       100,000

       TOTAL A S S E T S                                        $19,000,000                   $11,862,807

LIABILITIES

ACCOUNT PAYABLE TRADE                                             3,700,000                       678,251
ACCRUALS (EXPENSE)                                                1,400,000                     1,648,277
ACCRUED VACATION PAY                                              2,600,000                     2,318,257
OTHER CURRENT LIABILITIES                                           150,000                         1,884
           SUB TOTAL                                            $ 7,850,000                   $ 4,646,669
HOURLY RETIREE BENEFIT ACCRUAL                                    5,000,000                     4,990,635
    TOTAL L I A B I L I TI ES                                   $12,850,000                   $ 9,637,304

  NET ASSETS ("ADJUSTED WORKING CAPITAL")                       $ 6,150,000                   $ 2,225,503

     DETAILS OF INVENTORIES                                    MAY 11, 2004                  MAR 31, 2004
     ----------------------                                    ------------                  ------------
FINISHED PULP INVENTORIES                                        10,000,000                     2,197,778
PULP INVENTORIES TO BE FINISHED                                           -
S S L AT PORTLAND STORAGE                                           835,000                     1,065,315
LOGS                                                                275,000                       300,405
FUEL OIL                                                            850,000                       817,135
CHEMICALS                                                           500,000                       855,796
SUPPLIES                                                          3,300,000                     3,323,080
OTHERS

           T O T A L                                            $15,760,000                   $ 8,559,509

Vendor will retain Accounts Receivable Trade estimated at $2,500,000, Accounts Receivable Other estimated at $250,000 and Pulp Inventory of 1,000 ADMT (Sales Order # ACP -063CA) estimated at $730,000. Final Adjusted Working Capital will be settled by payment to or from the Vendor within 21 days of Closing.